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06

Annual Report 2006

082-35098

Teleperformance

ARIS
12-31-06









worldwide
co-leader

42

more than
56,000
workstations

69,000*
employees
*not including part-time workers

Annual report 2006

Teleperformance in action

Structure and Key Information

Financial Report

The global expert in contact center management creating more value through a better customer experience



Daniel Julien
Chairman of the Supervisory Board



Jacques Berrebi
Vice-Chairman of the Supervisory Board

"Our values are the key to our success."

A more successful future

In 2006, the Teleperformance Group became the world's co-leading provider of outsourced contact center services.

This achievement, which is remarkable in itself, is due to the very foundations of our Group's identity.

The pillars of this success are:

- Our universal values: Open-mindedness, respect for differences, transparency, and demanding the best from ourselves
- The commitment and devotion of our teams: Professionalism, strategic vision, operational solidity, and obsession with detail
- Our passion for service: Customer Satisfaction is our aim

The primary mission of Teleperformance managers all over the world is to continually promote and consolidate the elements of our genetic code. They do this everywhere with modesty, spirit, and determination, thus contributing to creation of a future that will be even more successful for everyone.

We thank each one of them, as we also thank all our clients, employees, partners, and shareholders for their contributions and their confidence in us.

Daniel Julien Jacques Berrebi



Teleperformance in action

chapter 1



1.1 Message from the Chairman of the Board of Directors

Teleperformance is now the global co-leading provider of Contact Center services

For Teleperformance, 2006 was a year of highly sustained growth. Led by a powerful growth dynamic, with revenues up by 15.8% versus 2005, of which 11.8% is organic growth, today your company is sharing the global leadership in the outsourced contact center market. Our increasing operating margin, which is now 9.5%, the highest rate in the last five years, proves the Group's management excellence and capability to secure its future by consolidating its position.

We have continued our growth policy thanks to the implementation of new contracts signed in 2005 and an exceptional loyalty rate from our clients. In addition to this high growth rate, which exceeds that of the market and our competitors, we have made significant inroads into the energy, technology, and automotive sectors. Our presence in the telecommunications industry is still strong, and thanks to our considerable knowledge of the sector, it is represented by a confirmation of our role as a "preferred partner" for our clients.

Our desire for geographical expansion was demonstrated once more in 2006. We now offer our clients the largest international network on the market, with a presence in 42 countries. Several acquisitions have strengthened our leading position in Europe, in particular the purchase of SMCG, the Swiss number one, and a significant share in the emerging markets with the integration of Direct Star in Russia and Photel in Hungary. The merger of our two German subsidiaries has enabled us to create a more effective structure in one of the key markets for customer relationship management.

With regard to the US market, which represents over 50% of the global market, the merger of Teleperformance USA and CallTech, our two major American subsidiaries, has confirmed our will to rapidly become one of the leading strategic outsourcing partners in this market. From the same perspective, the expansion of our operations in the Philippines, and the creation of Teleperformance Nearshore in Mexico, have significantly improved our offshore service range for the North American market.

The launch of a start-up in Chile and the beginning of our activities in China are also important advances that will secure our future growth.

In addition to this high level of expansion, 2006 was a key year for your company, now recognized by its clients as the global expert in customer relationship management. The emphasis on Teleperformance's differential value, the rationalization of the centers and working methods, as well as the ongoing adjustment of fixed costs, have led us to increase our productivity and profitability. We have also continued to invest in technology and human resources, with over 10,000 new recruits worldwide this year.

All the customer relationship areas have contributed to these results. Customer care management remains our key activity. With an increase of five percentage points over 2005, it now represents 54% of our revenues. This development is the reason for the continuous increase in our inbound activities, which reached 65% of our overall business this year. As for technical support, which is one of the spearheads of our development, we have consolidated our position with a growth rate that is above the Group average, and new developments are planned for 2007. Finally, our debt collection services, which have been strengthened by the launch of the Cash Performance brand in Europe, and our continued investments in interactive voice response systems in the United States and France are two areas of medium-term development that Teleperformance considers particularly important.

We are now in a good position to make Teleperformance the global benchmark for the contact center industry and to maintain a growth rate above the market level.

Growth, performance, expansion: These three principles will shape the Group's strategy in 2007 and guide its development in the years to come.

In particular, we want to:

- ***Standardize the coverage of our offer*** in all countries, particularly in the areas of technical support and debt collection.
- ***Accelerate the business transformation program*** aimed at in-house contact centers, which still make up 80% of the global market, in high potential countries such as the United States, United Kingdom, France, and Germany.
- Continue to ***develop our offshore solutions,*** which currently represent over 20% of our capacity, particularly in South America.
- Carry out ***homeshore production tests*** so that we can include this in our service offer within three years.
- ***Maintain an IT investment policy*** that is oriented toward contact center productivity and automation.

In terms of external growth, thanks to your confidence in us, the capital increase of $260 million carried out in November 2006 turned out to be one of the biggest successes on the Paris stock exchange. We now have the means to carry out an ambitious acquisition policy and gain a significant lead on our competitors in order to consolidate our global leadership position.

This strategy began as of early 2007 with the acquisition of Twenty4help (Germany), which will place Teleperformance in a dominant position in the global technical support market. And this will be followed by other transactions during the year. The countries targeted cover the key markets (the UK, Germany, the US and possibly France) and the emerging markets (Eastern Europe). Our objective is to acquire significant-sized companies with profitability levels comparable to those of our Group.

In 2006, a number of social and educational initiatives took place within your company throughout the world. Whether in the US through our very active part in the *"Feed the Children"* program, or in France through the support your company gives to the *Fondation Hôpitaux de Paris*, a hospital foundation which serves dependent elderly people, Jacques Berrebi, Daniel Julien and I are all very keen on the socially responsible role that the company should take.

Finally, I cannot end this message without mentioning the quality and motivation of our employees and their managers. Their enthusiasm is one of the main reasons behind Teleperformance's repeated year-on-year outstanding performance, and I would like to thank them here for the way they truly represent the soul of the company.

Christophe Allard

Teleperformance is now the global co-leading provider of Contact Center services



1.2 Business strategy and positioning

The value-added partner

Customer relationship management is now more than ever part of corporate strategy. Customer satisfaction and competitiveness are the main objectives. To achieve these objectives, companies seek to optimize the productivity of their contact centers, using operational indicators and their employees' working methods, through ongoing training or individual coaching. Companies also depend on the planning skills of human resources, client applications, or automated solutions to increase their profitability.

Despite these efforts, 35% of in-house contact centers are currently losing money. The major players in the global outsourcing market are therefore no longer seen simply as service providers but as key partners who provide solid corporate and financial guarantees.

From the same point of view, thanks to their average productivity level, which is markedly higher than in-house contact centers, outsourcers are allies who provide a number of competitive advantages in terms of both customer satisfaction and profitability.

The expert in optimizing economic models

As the global market co-leader, Teleperformance is a partner that delivers customer relationship management solutions creating added value. As an expert in contact center management, the Group has developed solutions for optimizing economic models that allow quality services to be implemented and production costs to be cut.

The site shoring strategy

With a presence in 42 countries worldwide, Teleperformance has the most extensive geographical coverage on the market. The Group is also able to provide solutions in over 60 languages. This multicultural network offers a wide range of site shoring solutions for customer relationship management. Depending on the quality requirements and economic constraints of its partners, Teleperformance offers three solutions:

Onshore solutions: Customer relationship management is carried out in the consumer's country of origin by agents who share the same culture and language. This solution is suitable for customer relationship management that focuses on customer satisfaction.

Today, Teleperformance is a value -added partner

Nearshore solutions: These solutions offer an interesting alternative for companies that cannot afford the production costs in their home country but do not want to delocalize their customer relationship management services to a faraway country. Customer relationships are therefore managed by agents located in a foreign country that is culturally and geographically close to the country of origin. Teleperformance performs these services in Tunisia for France and in Mexico and the Dominican Republic for the US.

Offshore solutions: This involves setting up a contact center in a developing country in which the linguistic skills are similar to those in the market being served. These solutions provide lower labor costs with performance comparable to onshore solutions. To guarantee identical service quality, the offshore sites follow the same quality certification procedures as the domestic sites. Offshore solutions currently represent 21% of Teleperformance's global capacities. The Group has centers in the Philippines and India for the English-speaking market in the US and the UK, centers in Argentina and Chile for the English- and Spanish-speaking market in the US, and in Argentina for the Spanish market.

Automation at the service of customer satisfaction

Within the customer relationship management approach, a number of tasks are assigned to agents even though they do not create added value and represent significant corporate responsibility. However, these actions, such as identification or payments, can be carried out just as efficiently, if not more so, by an automated solution. Automation is not only a resource for reducing costs, it also helps to increase service quality and customer satisfaction through speed and simplicity of execution. Teleperformance has developed a technological platform in the very heart of its system, dedicated to automation. Its purpose is to reduce human interventions in recurring tasks so that employees can concentrate on high-value-added customer contacts. Thanks to technological innovations in the area of speech recognition, synthesis, and the preparation of scripts based on the Group's expertise in customer relationship management, Teleperformance's automated solutions offer services similar to those provided by an agent. With the Smart Interactive Voice Response system, customers can ask open questions, request and find information, report a problem, make a reservation or a secure payment, interrupt the server, and obtain technical assistance. Although not well received in the past, these solutions are now increasingly accepted by consumers who perceive them as a practical, quick, and efficient media.

The specialist in business transformation solutions

Teleperformance's added value is expressed through both the outsourcing programs and the solutions dedicated to in-house contact centers. For many companies, customer relationship management still represents a considerable part of their business, which they prefer to carry out internally. However, faced with fiercer competition that increasingly places the emphasis on customer services and technical support, CRM can be a complex undertaking.

For several years now, Teleperformance has

Teleperformance has been providing business transformation solutions for more than five years.

been offering the Buy-Out solution: Customer relationship remains under the company's control, but Teleperformance deals with its management. In more specific terms, Teleperformance acquires all or part of the customer contact center (infrastructure and technology) and hires the company's staff dedicated to that center. The aim of this solution is to transform the customer contact center using the existing strengths and to eliminate its weaknesses by introducing Teleperformance's management methods, which are recognized as the most effective on the market. The Buy-Out solution has many advantages: Companies can focus on their core business while at the same time customer contacts are better exploited, corporate responsibility is shared, and the profitability of the center is optimized with the implementation of new working methods. From the first year of the contract, the center's business will show an increase in profitability. Emphasis is put on cost reduction, and the center attains the operating maturity of an outsourced contact center. A true pioneer in business transformation solutions, Teleperformance has been carrying out operations on this scale for over five years, with great success.

From the same point of view, the Group provides in-house contact centers with its main strength: The management techniques that have helped to forge its specialist reputation. With management delegation, the Teleperformance experts in operational management integrate with the internal contact center staff and bring the Group's global know-how.

At the same time, Teleperformance offers support services in various areas, such as human resources consultancy and technological architecture.


Teleperformance

1.3 Key aspects of the global market

A favorable context

In 2006, the outsourced contact center market continued to grow, with an increase of 9% in volume and 7.5% in value compared with 2005. This difference is due to the delocalization of some operations. With revenues of around 40 billion euros, the outsourced contact center market continues its progress, demonstrating its dynamic nature once again. Over 50% of revenues are generated in the NAFTA region, nearly 30% in Europe, and 20% in the Asia-Pacific region. The outsourced contact center market currently represents less than 20% of the global market.

A still-fragmented market beginning to consolidate

With revenues of 1,385 billion euros, the market share held by Teleperformance—the world's co-leader—represents about 3.5% of the market. Fragmentation is the main feature of the market. However, the beginnings of consolidation can be observed, with the merger of some players and various acquisitions, both locally and internationally.

Analysts predict an average growth of 10% in volume in 2007 and for the next ten years



The outsourcing trend

The growth in the outsourced contact center market is due to three major areas of focus.

1. Customer Care and Technical Support are still the major growth drivers in the contact center industry. Following the significant volumes related to ADSL equipment, demand from users who require support is still high.

2. Although telecommunications and financial services make up the majority of the outsourced CRM market, outsourcing of customer relationship management is increasing apace in the energy, health, and public service sectors.

3. More and more companies are outsourcing the management of their customer care services, i.e. their incoming calls.

Positive prospects

IDC and Datamonitor analysts predict an average growth of 10% in volume in 2007 and for the next ten years. Customer care will continue to grow steadily until 2010* and will still represent the main driving force of the market. In four years, technical support will still generate one-fifth of revenues in the industry. In addition, sales of products or additional services will be included in inbound customer care services. Finally, the analysts expect a more globalized market with a breakthrough into emerging countries such as Eastern Europe and Asia, in particular China. To conclude, the analysts are counting on constant and reasonable growth for delocalization, which will continue to develop mainly in Hispanic, Asian, and North African countries.

** forecasts provided by IDC/Datamonitor*

1.4 Objectives and strategies for 2007



2007 objectives

Making Teleperformance the worldwide reference in the Contact Center industry

The three levers of our success:

Leadership:
Teleperformance's ambition is to continue to lead the pack in the outsourcing market, maintaining an organic growth rate above that of the market. In parallel, in order to consolidate its leadership position, the Group is keen to achieve significant results through acquisitions.

Competitiveness, the spearhead of our strategy:
Teleperformance is the worldwide expert in customer relationship management, a source of added value. The optimization of economic models with the different site shoring strategies, automation, and business transformation solutions form the basis of this added value.

Profitability:
In 2006, Teleperformance achieved a 9.5% operating margin. The Group attaches great value to key financial criteria.

Strategies for 2007

Teleperformance's strategies focus on developing its range of services and on external growth program.

The Group's 2007 strategies can be broken down into six points:
Strengthening our service offer in all countries
Teleperformance's range of services covers the entire customer relationship chain. The objective for 2007 will be to extend coverage of this offer to the 42 countries, particularly in terms

of technical support, which today is mainly concentrated in France and the US. The acquisition in March 2007 of **Twenty4help**, the European market leader, will enable Teleperformance to position itself as the technical support specialist. The same will apply to debt collection, with the launch of the **Cash Performance** brand in Europe.

Accelerating the development of solutions dedicated to in house contact centers

The implementation in 2006 of business transformation solutions aimed at in-house contact centers will be accelerated in high potential countries such as the US, France, and Germany, where these solutions have met with a favorable response. Companies are sometimes faced with profitability and social responsibility issues that, in an intensely competitive context, can hold them back. Drawing on 30 years of experience, Teleperformance has the knowledge, methods, and expertise required to transform these cost centers into profit centers.

Reasonable and reasoned development of the delocalized network

In 2006, Teleperformance increased the number of delocalized workstations by 27%, reaching 20% of its global capacities. The markets served are mainly in the US, where competition is very intense and requires brands to find innovative and smart economic models. In 2006, Teleperformance increased its production capacities in the Philippines, Tunisia, and Mexico, with the creation of Teleperformance Latam Nearshore. In 2007, the Group will seek to expand its delocalized network in a reasoned manner in South America and Asia, for the US market, but also in North Africa for the French market.

Launching homeshore solutions

Currently being tested in the Italian and US subsidiaries, homeshore solutions will become part of Teleperformance's services in the next three years. Technology has developed so far that it is now possible to imagine a scenario where agents can work at home under secure and controlled management. Teleperformance's objective is to offer these solutions as an alternative to the current centers.

Maintaining the IT investment policy

In 2006, the Group launched the start-up **Teleperformance Interactive**, the aim of which is to offer automated customer relationship management solutions. In 2007, Teleperformance is looking not only to develop these automation innovations but also to make investments to increase production using the latest technologies.

Ambitious external growth

The successful capital increase means that in 2007 Teleperformance can envisage dynamic, ambitious external growth. The Group will be particularly attentive to companies that represent a genuine tactical interest through their range of services or geographical coverage. We will primarily be looking in Germany, the UK and the US market. Some other countries or regions may also be considered (France, Southern Europe, or Eastern Europe). These acquisitions, most of whose targets have sales exceeding 100 million euros, must comply with Teleperformance's criteria: Their profit levels must be comparable to those of the Group, and they must have profiles enabling them to integrate Teleperformance's standards within 12-18 months of the acquisition, so that the quality of the Group's overall management is reinforced.

Accelerate the roll-out of solutions dedicated to in-house contact centers

1.5 Teleperformance's key operational data (at end 2006)

1 The world's leading provider of CRM solutions

- The largest footprint in this industry, with a presence in 42 countries
- 263 contact centers
- 69,000 employees (excluding temporary workers)
- More than 60 languages and dialects

2 The Group maintains focus on inbound activities



Inbound
Outbound
Others
70%
60%
50%
40%
30%
20%
10%
0
59%
35%
5%
64%
31%
5%
65%
29%
6%
2004
2005
2006

In 2006 Teleperformance consolidated its Inbound business, now representing 65% of its overall revenues. As for Outbound business, it decreased by four percentage points compared to 2005 and by 22 percentage points compared to 2003. This trend is confirmed in all regions where the Group has operations (Europe, NAFTA, ROW).

3 A range of services aimed at creating customer value and optimizing economic models

Expert in contact center management, Teleperformance offers the end-to-end range of customer relationship services throughout customer life cycle. Customer Care and Customer Value Growth are still the Group's main activities across all regions.



16%
Technical Support
54%
Customer Care/
Customer Value Growth
2%
Debt Collection
6%
Other
22%
Customer

	Europe	France	NAFTA	US	ROW
[illegible]					
Customer Care / Customer Value Growth	45%	43%	58%	53%	73%
Technical Assistance	16%	28%	18%	25%	10%
Debt Collection	2%	1%	1%	0%	4%
Other	6%	6%	8%	4%	[illegible]
Total	100%	100%	100%	100%	100%

4 A wide and diversified range of best shore solutions

Countries served by delocalized programs

○ Dedicated offshore facilities

● Usage of existing local operations



Canada
(English)
USA
Mexico
(Spanish/English)
Dominican Republic
(Spanish/English)
El Salvador
(Spanish/English)
Chili
(Spanish/English)
Argentine
(Spanish/English)
United Kingdom
Germany
France
Spain
Romania
Portugal
Tunisia
(French)
India
(English)
Philippines
(English)

With 12 offshore destinations worldwide, and over 12,000 workstations, Teleperformance's offshore capacities increased by 27% in 2006 compared to 2005. Today they represent 20% of our overall capacities.

5 A loyal and stable client base

- 100% of clients ranked in Top 10 have been loyal to the Group for more than 3 years
- Teleperformance's top client represents 10.5% of the Group's revenues



71%
69%
Top 60
38%
51%
55.7%
Top 20
25%
39%
41.5%
Top 10
16%
27%
30.1%
Top 5
8%
9%
10.5%
1st Client
2004
2005
2006

6 Increased representation of international clients operating in more than two countries in the Group's client portfolio

In 2006, international clients generated a strong growth in the Group's revenues (+32%). And even though their number increased by only 5.5% in 2006, today 25 of them operate in more than four countries.



700
600
500
400
300
200
100
0
396
85
521
91
687
96
2004
2005
2006
International clients (in million euros)
Number of international clients



7 Present in all major industries, in line with market trends

In 2006, Teleperformance increased its presence by five percentage points in the telecommunications and ISP sectors, compared to 2005. Such increase mainly resulted from the boost in Internet/ADSL/ mobile telephony services involving support to end-users. In addition, Teleperformance increased its presence by two percentage points in the insurance industry.


Mobile Telephony
25%
Broadband Internet
18.2%
Fixed-line Telephony
11.4%
Financial Services
11.1%
Insurance
7.8%
Technology/Media
6.5%
Public Sector
4.1%
Lowband Internet
2.2%
Retail and Distribution
2.1%
Other Sectors
11.5%
0
5
10
15
20
25



Structure and Key information

chapter 2

2.1 Group management

The Board of Directors



Christophe Allard
Chairman of the Board of Director & Chief Executive Officer



Michel Peschard
Member of the Board of Directors
Chief Financial Officer



Olivier Douce
Member of the Board of Directors

Corporate functions



Corinne Gauch
Chief Legal Officer



Allison Junoy
General Counsel for International Affairs



Annette Engelsgaard
Marketing & Methods Director



Charles J. Klotz
Chief Financial Officer for Americas & Asia Pacific

The Supervisory Board



Daniel Julien
Chairman of the Supervisory Board



Jacques Berrebi
Vice Chairman
of the Supervisory Board

Members of the Supervisory Board



Martine Dassault



Daniel Bergstein



Bernard Canetti



Éric Delorme



Philippe Dominati



Philippe Ginestié



Alain Laguillaumie



Philippe Santini

2.2 The key value charter

Teleperformance commits to satisfying and exceeding it's clients' needs, providing them with contact solutions throughout the world, 24 hours a day, 7 days a week. These solutions are based not only on higher quality customer relationship management but also on the strict observance of values, guaranteeing a quality ethics and social code.



Integrity

[illegible]

Respect

Respecting differences
to better target
every customer's expectations

Innovation

Designing and creating
solutions, generating
added value

Professionalism

Committing, as an expert,
to providing industry-leading
processes and solutions

Commitment

Excelling to meet
our clients' needs



Our values are the foundation of the Group

2.3 Simplified organization chart

(% of shareholding at March 13, 2007)

France

%	Company
100	Teleperformance France
├ 100*	Synerfil
│ └ 100	Synerfil Multi Info
├ 90	Cash Performance
└ 75	Société Technologie Interactive
100	Infomobile
90	Martiniquaise de Centres d'Appels - M.C.A
82	Progisoftware Conseil (P.G.S.)
95	TechCity Solutions (France)
├ 100*	TechCity Nordic (Sweden)
└ 95	TechCity Benelux
84	Teleperformance North
└ 100	Teleperformance East
80	IDCC
88	Teleperformance Rhône-Alpes
95	Teleperformance Midi Aquitaine
└ 100	Teleperformance West
100*	Comunicator

NAFTA

%	Company
100	Teleperformance Groupe Inc. (T.G.I.)
├ 97*	Teleperformance USA
│ ├ 100	CRM Services India
│ ├ 100*	Teleperformance Interactive
│ └ 100	MCCI Multi-Channel Communication Inc. (Canada)
│ ├ 100	Teleperformance Canada
│ └ 100	Marusa Marketing (Canada)
└ 100*	Americall Group Inc. (USA)
└ 100	Marcom Dominica
100	Inverpanamerica
└ 100	Merkafon de Mexico
├ 90	TP Mexico
└ 100	TP Nearshore

Europe

%	Company
100	Iberphone (Spain)
└ 100	Cee Iberphone
100*	Plurimarketing - Telemarketing e Marketing Directo (Portugal)
100*	In & Out (Italy)
70	Service 800 Teleperformance (Greece)
├ 75	Direct Response Service (Greece)
├ 96	Mantel (Greece)
├ 51	Teleperformance Lebanon
└ 100	Service 800 Customer Service Provider (Roumania)
96	NETC (Germany)
100*	All by Phone + Net (Germany)
100	Twenty4help Knowledge Service AG (Germany)
97	Teleperformance Unternehmensberatung (Austria)
100*	Teleperformance Nordic (Sweden)
├ 100	B.I.T.E. Göteborg (Sweden)
├ 70	Teleperformance Denmark
│ └ 100	Teleperformance Institute
├ 100	Teleperformance Finland
└ 100*	Teleperformance Norway
100*	Perfect Call (Netherland)
97	Société Européenne de Telemarketing (Belgium)
└ 100	Techmar Europe (Belgium)
100*	Swiss Contact Management Group (Switzerland)
├ 100	Liberty Call (Switzerland)
└ 100	Extratel (Switzerland)
100	Teleteam Marketing (Switzerland)
100*	MM Teleperformance Holdings Ltd (UK)
└ 100	MM Teleperformance Ltd (UK)
├ 51	TP Technologies
└ 68	BPS Associates
100	Luxembourg Contact Centers
├ 100	Société Tunisienne de Telemarketing
├ 86*	Russia Contact Center
│ └ 100	Direct Star (Russia)
├ 84	Mauricius Contact Center
│ └ 100	Compania Salvadorena de Telemarketing
└ 100*	Photel (Hungary)
100*	Centrum Telemarketingowe (Poland)
80	Lion Teleservices CZ (Czech Republic)
└ 70	Lion Teleservices SK (Slovakia)

Asia/Pacific

70	Teleperformance Singapore
└ 99	Teleperformance Indonesia
51	TP Korea
└ 100	IMC TM Inc.
60	Telephilippines
100	Teleperformance Australia
100	Teleperformance Groupe Inc. (T.G.I)
└ 82	Hong Kong CRM Limited (Hong Kong)
└ 100	North Asia United CRM Technologies (Beijing) Limited (Chine)



South America

84*	Teleperformance Brasil Comercio
└ 100	E Servicos (Brazil)
100*	Full Sale Teleperformance Argentina
├ 98	Software del Plata
└ 100	TP Chili
92	Citytech (Argentina)

Marketing Service & Healthcare

100	SR.Marketing Services
├ 100*	Pédagogie du management (I.S.M.)
└ 66	Groupe Présence Plus
├ 100	Présence Plus
├ 100	Start
└ 50	Flexibreaks

* including the commitment for the acquisition of share holdings of Minority Interests (page 95)

263 contact centers in 42 countries

2.4 Shareholding

1 Breakdown of capital


4.78%
GIM Dassault
7.54%
Total Founders
87.68%
Total Public

2 Breakdown of voting rights


7.13%
GIM Dassault
10.73%
Total Founders
82.14%
Total Public

3 Share profile from October 2005 to March 2007


(indexed 100, October 2005)
Teleperformance
SBF 120
200
150
100
50
0
Oct-05
Dec-05
Feb-06
Apr-06
June-06
Aug-06
Ooct-06
Dec-06
Feb-07

4 Capital exchanged per month


SHARE PROFILE
(MILLION EUROS)
56.59
77.62
50.49
122.96
96.66
139.39
53.33
132.69
86.28
55.18
85.32
93.22
268.16
154.20
80.63
200.03
172.21
181.34



chapter 3

3

Financial Report

3.1 Key figures

3.1.1
Selected Financial Data

REVENUE
(in millions of euros)



1500
1200
900
600
300
0
932
(1)
862.9
952.8
952.9
1195.9
1385.2
2002
2003
2004
2004
2005
2006
French Accounting Principles
IFRS

EBITA*
(in millions of euros)



160
120
80
40
0
83.4
(1)
66.3
77.4
77
106.1
131.3
2002
2003
2004
2004
2005
2006
French Accounting Principles
IFRS

EBITDA**
(in millions of euros)



200
150
100
50
0
116.7
(1)
100.6
120.3
117.8
158.6
186.9
2002
2003
2004
2004
2005
2006
French Accounting Principles
IFRS

CASH FLOW
(in millions of euros)



150
120
90
60
30
0
79.2
(1)
77.4
92
90.3
125.1
141.7
2002
2003
2004
2004
2005
2006
French Accounting Principles
IFRS

*EBITA
- French Accounting Principles: operating profit before amortization of goodwill
- IFRS: Net operating profit before financing costs

**EBITDA: earnings before interest, income taxes, depreciation, and amortization

(1) significant disposals in the Marketing Services and Health Care Divisions

Selected Financial Data

	2006	2005
KEY CONSOLIDATED FIGURES (in millions of euros)		
- Revenues	1,385.2	1,195.9
- Net operating profit before financing costs	131.3	106.1
- Net operating profit before financing costs (in% of the revenues)	9.5%	8.9%
- Net operating profit before financing costs before depreciation and amortization (in% of the revenues)	13.5%	13.3%
- Net profit from consolidated companies	74.1	62.3
- Net profit, attributable to equity holders of the parent	70.9	58.2
DATA PER SHARE		
- Basic earnings per share	1.90	1.65
- Diluted earnings per share	1.69	1.49
- Dividend per share	0.37	0.30
ASSETS (in millions of euros)		
Total non-current assets	499.2	490.2
Total current assets	833.2	569.5
Total assets	1,332.4	1,059.7
SHAREHOLDERS' EQUITY AND NET FINANCIAL INDEBTEDNESS (in millions of euros)		
- Shareholders' equity, attributable to equity holders of the parent	726.4	426.7
- Minority interests	13.0	14.0
- Shareholders' equity	739.4	440.7
- Net cash	128.0	-
- Net indebtedness	-	178.6
CASH FLOW (in millions of euros)		
- Internally generated funds from operation	141.7	125.1
- Net cash flow from operating activities	142.2	102.7
- Capex (net)	-59.5	-47.5
- Financial investments (net)	-22.8	-9.2

3.2 Introduction to the Business

3.2.1 Company Background and Business Activities

The Company, Teleperformance, arose from a merger in June 1990 between Jaurès Participations Conseils, the company S.D.P.S. and its listed subsidiary, Rochefortaise S.A. The majority of the capital of this new entity, held by the managing directors and the founders, was reorganized within a holding company, EUROFID, during this operation.
On June 17, 1996, EUROFID was taken over by Rochefortaise Communication (formerly Rochefortaise, S.A.).
During financial year 1999, a number of operations were performed to carry out an internal reorganization, with the result of:
- Simplifying the legal organization chart, bringing together the different communications specialties into the various lines of business
- Refocusing the core business activity of the Group (the "Contact Center" Division) within the listed company
- Bringing together all the real property assets mainly used for rental purposes by the Group within the listed company, Teleperformance.

Since 2003, the Group has been progressively disinvesting from Marketing Services and Healthcare operations, which are no longer strategic, such that in 2006 these Divisions represented less than 1% of overall revenues.
The Company changed its corporate name to Teleperformance on June 1, 2006.

3.2.2 Teleperformance Business Activities and its Relationships with the Subsidiaries

Apart from its real estate business, Teleperformance is a simple holding company with a commercial activity limited to a few international contracts, since the management of its business in France has been delegated to its 100% owned subsidiary, TP France, under contract management.

The Company provides leadership for the Group network, control of the subsidiaries, legal services in France, and overall financial management. In this respect, the Company has formalized technical assistance agreements with its subsidiaries.

Note 14 to the parent company financial statements provides details of the relationships between the Company and its subsidiaries.

The main assets and liabilities of the Group may be split by geographical area at December 31, 2006 as follows (in thousands of euros):

Consolidated figures	*Europe*	*NAFTA*	*Rest of the World*	*Teleperformance*	*Total consolidated*
Net goodwill	121,930	200,123	13,494	263	335,810
Financial liabilities (*)	58,552	57,046	13,949	201,250	330,797
Cash and cash equivalents (*)	76,664	32,578	10,027	314,931	434,200
Dividends paid to Teleperformance	10,736	7,162	751		18,649

(*) Bank overdrafts deducted from the cash and cash equivalents

3.2.3 Organization Chart

A simplified group organization chart is shown on page 28 of this report.

3.2.4 Positioning and Business Activities of the Group

Teleperformance is currently the 2nd worldwide provider of outsourced contact center solutions dedicated to Customer Relationship Management. This Market is estimated to have a value of US$50,000 million (source: IDC and Datamonitor). The Teleperformance Group represents approximately 4% of this market.

The first five players in this market (sources: publications issued by these companies) in decreasing order of revenues expressed in US$ are as follows:

	Countries	2006 revenues (in millions of USD)	% of the market
Convergys(*)	USA	1,803	3.6%
Teleperformance(**)	France	1,738	3.5%
West Corporation(***)	USA	1,248	2.5%
Teletech	USA	1,211	2.4%
Sitel (****)	USA	1,100	2.2%

(*) CMG Division (Customer Management Group)
**)Figures converted into US$ at the rate of €1 = US$1.2546 (average rate in 2006)
(***) excluding the Teleconferencing business, representing revenues of US$ 608 million.
(****) Sitel merged with ClientLogic. Effective date: January 30, 2007.

The Group has developed both through internal and external growth transactions. Development has been financed both by the Group's shareholders' equity and by making four calls for capital.

- June 1997: issue of a convertible bond loan of FRF200 million (€30.5 million)
- March 2000: within the context of a cash capital increase amounting to €151 million
- December 2003: issue of an "OCEANE" convertible bond loan amounting to €158.7 million
- November 2006: a cash capital increase amounting to €259 million

In terms of investments, priority was given to both internal and external growth, in order to become the worldwide leader. Following the capital increase completed in November 2006, the Company is determined to focus on its acquisition program, especially in the technical assistance and debt collection markets;
The Company's expansion program also relies on a wider footprint as a result of acquisitions or the launch of start-up companies.

The amount of the Capex for the last two financial years is shown in the selected key data on page 35 in this annual report. These investments have been financed by shareholders' equity and by calls for capital.

Teleperformance is a completely independent service provider in respect of patents and licenses within the scope of the performance of its business activities.

The percentage growth of revenues over the last three financial years amounted to:

In %	2004		2005		2006	
	Published	On a comparable basis	Published	On a comparable basis	Published	On a comparable basis
Contact Centers	+23	+12.6	+28	+13.2	+16.4	+11.8
Marketing Services & Healthcare(*)	-72.4	-11.3	-55	-9.7	-29.7	+2.2
Total Group	+10.4	+11.6	+25.5	+12.9	+15.8	+11.8
% revenues achieved internationally	76		77		79	

(*) Progressive disinvestment since 2003

3.2.5 Key Figures of the Main Subsidiaries

The key figures of subsidiaries with revenues exceeding 10% of the Group's consolidated revenues are shown below.

	TP France (€ '000)	TP USA (US$ '000)
Revenues	138,441	375,582
Income from operations	-3,981	44,071
Profit before tax	-4,598	38,521
Profit after tax	-3,514	23,116

3.2.6 Risk Factors

1. Market risks

1.1 Liquidity risk

In subsidiaries, the short-term cash position is managed by operating management teams. Any medium- or long-term financing transaction is authorized and managed out by the Group's top management.

Information relating to liquidity risk is shown in Note III-11 to the consolidated financial statements, and includes:

- Maturity of net financial liabilities
- Particulars of main loans
- Covenants and early repayment clauses
- Particulars of main credit lines
- Terms and conditions of the OCEANE convertible bond

The cash increase in capital in the amount of €259 million completed in November 2006 provided the Group with the resources considered as necessary to carry out the targeted acquisition program.

The Group's decision to implement the OCEANE early redemption clause resulted in the conversion of most bonds in February 2007, therefore contributing to increasing the Group's shareholders' equity.

Upon completion of both transactions, the Group's financial position was particularly strong, enabling the Group, as of early 2007, to negotiate 2 additional credit lines with financial institutions totaling €160 million, that may be used over a 5-year period: a €60 million credit line redeemable in fine and a €100 million credit line with a limit for use reduced by an additional €20 million each year.

1.2 Interest rate risk

The Group's exposure to a 1% interest rate change based on its loans from financial institutions and finance lease liabilities at December 31, 2006, is shown in Note III-11 to the consolidated financial statements.

1.3 Foreign exchange risks

The Group is exposed to the following foreign exchange risks:

- Risks relating to financing activities of subsidiaries
- Risks relating to minority interest purchase commitments
- Risks relating to business transactions carried out in a currency other than the functional currency
- Translation risks on consolidation

1.3.1 Risks relating to financing activities of subsidiaries

In order to limit exposure to foreign exchange risks, the Group obtains loans or advances in foreign currencies, intended to cover loans granted to subsidiaries, denominated in the same currency and at the same maturity, or enters into exchange rate hedging transactions in the form of swaps.

In order to limit the Group's exposure to foreign exchange risks, the following financing activities for subsidiaries were hedged:

(In currency '000)	*Net currency amounts at December 31, 2006*
Financial assets	
- Group loans and advances	
US Dollar	(*) (**) (***) 20,154
GB Pound	(****) 17,132
Financial liabilities	
- Loans from financial institutions	
US Dollar	(*) (***) 5,154
GB Pound	(****) 1,762

(*) Loans in US Dollars to a total amount of US$3.3 million granted to American subsidiaries (Merkafon de Mexico for US$3.2 million and FST for US$0.1 million) are hedged by loans from financial institutions which are denominated in the same currency.

(**) Loans in US Dollars granted to the American subsidiary TGI (US$15 million) have been hedged against foreign exchange risks in the form of a swap.

(**) A loan in US Dollars granted to Telephilippines for US$1.8 million has been hedged against foreign exchange risks in the form of a loan in a foreign currency.

(****) The loan in Pounds Sterling granted to the British subsidiary MM Group (£17.1 million) has similarly been hedged against foreign exchange risks in the form of a swap of £13.2 million and by a currency loan of £1.8 million.

1.3.2 Risks relating to minority interest purchase commitments

At December 31, 2006, the liability recognized as financial liabilities amounting to €48,636,000 in respect of minority interest purchase agreements breaks down by chief currency as follows:

Currency	*US Dollar*	*Brazilian Real*	*Swedish Crown*	*Argentinean Peso*	*Norwegian Crown*	*Swiss Franc*	*Euro*
In millions	26,155	5,677	7,782	4,624	36,731	7,791	10,323

The principal minority interest purchase commitments relate mainly to subsidiaries located outside the Euro zone. The main risk concerning these commitments relates, as far as these subsidiaries are concerned, to the fluctuation of the rates of those currencies in which the debt is denominated.

The change in exchange rates has contributed to decrease the liabilities related to minority interest purchase commitments by €2.4 million.

In addition, the repurchase price of the minority interests being related to the profitability of the subsidiary, the Group bears no risk in this respect in the case of reductions in performance of the subsidiary.

1.3.3 Risks relating to business transactions carried out in a currency other than the functional currency

Considering the development of transactions invoiced in currencies different from the normal functional currency in some companies, the Group decided to carry out a study—currently in progress—with a view to identifying the effects of changes in foreign exchange rates related to such business transactions on companies' income from operations. These transactions were not hedged against foreign exchange risks in 2006

1.3.4 Translation risks on consolidation

In respect of the translation effect on the consolidated revenues of the Group, the table below shows the breakdown of revenues by currency over the last three financial years.

	2004		2005		2006	
	Amount	%	Amount	%	Amount	%
Euro	390.5	41.0%	457.3	38.2%	513.1	37.0%
USD	296.2	31.0%	368.5	30.8%	410.9	29.7%
Brazilian Real	49.1	5.2%	113.8	9.5%	133.4	9.6%
Mexican Peso	65.6	6.9%	76.7	6.4%	89.1	6.4%
Pound Sterling	51.0	5.4%	71.9	6.0%	75.8	5.5%
Canadian Dollar	19.7	2.1%	35.4	3.0%	76.2	5.5%
Other	80.7	8.4%	72.2	6.1%	86.7	6.3%
Total	952.8	100%	1,195.8	100%	1,385.2	100%

The impact of changes in foreign exchange rates on revenues, profit before tax, and net profit-Group share achieved in respect of financial year 2006 is shown in Note IV.1 to the consolidated financial statements of this document.

At December 31, 2006, the exposure of the Group to exchange risk is summarized as follows (in millions of euros)

Currency	Euro	US Dollar	Pounds Sterling	Mexican Pesos	Brazilian Reals	Canadian Dollar	Other
Assets	1,020.9	95.6	46.3	40.9	34.6	31.4	62.5
Liabilities	377.1	78.8	22.2	11.3	27.2	29.0	47.3
Net assets before adjustment	643.8	16.8	24.1	29.6	7.5	2.4	15.2
Off balance sheet items	-4.2						
Net assets after adjustment	649.6	16.8	24.1	29.6	7.5	2.4	15.2

1.4 Share risk

The Company is not exposed to share risk: it has no third-party share portfolio or mutual fund shares. At March 31, 2007, the Company held 16,200 Teleperformance shares at a cost price of €32.415 each, which were acquired under a liquidity agreement implemented in January 2007.

There are no clauses in which the issuer is the interested party which are susceptible of having a significant impact upon the share price.

2. Business-related risks

Our industry is a very competitive one

The outsourced contact center market is fragmented and highly competitive. The Group competes with other international corporate groups in this market, both to keep existing clients and win new ones.

To deal with this competition and the consequent pressure on pricing, the Group seeks to expand its international network. We also continue to develop our nearshore/offshore network with its three main working languages - English, Spanish and French.

Our industry is subject to the laws and regulations of the countries in which the Group operates.

In every country where the Group has operations, the contact center business is subject to particular laws and regulations.

The governments and regulatory bodies regularly consider new consumer-protection measures, as in the United States, where regulations were adopted in 2003 that enabled private individuals who so wished not to be called by telemarketers.

Action plans were immediately put it place to limit their impact by developing our inbound calling business (customer care and technical assistance services). These plans have resulted in a very perceptible reduction of this risk for the Group in this geographic market over the past three years, where inbound calling activities now represent 76% of our business, as compared to 38% in 2003.

Regulations similar to those in force in the USA may be adopted in other countries. This is why the Group pays great attention to their spread and continues to very strongly develop its inbound operations throughout its network. These have increased by 47% since 2003, and now represent 65% of all Group business.

Still, the adoption of such regulations could harm the Group's business and results if we do not manage to adapt to them.

Our business is affected by our clients' business and their success

The growth of our business also depends on the success of our clients and the contracts they award us. So despite contractual provisions guaranteeing specific business volumes, we have no assurance that volumes will not be subject to revision by our clients.

Additionally, any price erosion in our clients' industries, particularly in the telecommunications field, could have repercussions on our business and negatively impact our results.

A significant portion of the Group's revenues comes from large clients

Breakdown by client

The client portfolio has changed as follows:

	2005	*2006*
Top Client (*)	9%	10.5%
Top 10	39%	41.5%
Top 20	51%	55.7%
Top 60	69%	73.7%

*Teleperformance's top client is Sprint Nextel.

The Group's top client represents 10.5% of revenues realized in 2006 and the top 10 clients represent 41.5%. Reductions in, or indeed the loss of, certain contracts with significant clients could affect the Group's results.

Developing the inbound business increases the Group's recurrent income by lengthening the term of our contracts. The terms of such contracts are between two and five years.

As for payment periods, they depend on where the contact center and the client are located and may range from 70 to 90 days.

Breakdown by industry:

The client portfolio by industry has changed as follows:

% of annual revenues	*2005*	*2006*
Telecoms, Internet	52%	56.9%
Financial services	15.1%	11.1%
Technology/media	8.3%	6.5%
Insurance	5.9%	7.8%
Other	18.7%	17.7%
Total	100%	100%

Our clients operate in industries where new business combinations can occur through mergers, acquisitions or buy-outs. Such consolidations worldwide do not enable us to say whether they will tend to help or hurt our business.

Our business depends on fault-free service to our clients

We deliver our services to our clients by means of a complex technological platform, which integrates various aspects of information technology: telephony, IT hardware and high-level software. Not keeping them up to standard by adapting to new technological advances could hurt our business and our operating income.

A great number of our subsidiaries are networked by dedicated lines. Any significant service breakdown on our technological platform which may interrupt call center activity, itself liable to natural and non-natural damage, could affect the Group's results.

The Group makes sure in its operations that all necessary safety precautions are taken and all necessary insurance is carried. It is nevertheless impossible to guarantee that such risks will not occur and negatively impact our business and our results.

Protection of personal data

In our business we need to process, enrich and transfer personal information about our clients' customers. Our subsidiaries take operational measures to avoid any unauthorized access to such data and we endeavor to fully observe the specific regulations in force in the various countries where we operate, as well as the security procedures stipulated by contract with our clients.

It must be understood, however, that any unauthorized access to or use of such data could have financial and legal consequences with a possible effect on the Group's results.

The Group's business is highly dependent upon its managers and workforce

In an industry characterized by high employee turnover, our success depends to a large extent on our ability to recruit, hire and retain qualified employees. In fact, a significant increase in employee attrition rates would increase our recruitment and training costs, deteriorate the services provided to clients and customers and negatively impact our operating income.

Our success also depends on our ability to retain managers capable of growing our business.

Thus if the Group were to lose the contribution of certain managers or could no longer retain its employees, this could have a deleterious effect on our business and results.

Growth through acquisition of companies may entail risks

The Group's strategic plan calls for external growth. In this context, identifying acquisition targets may become tricky and the assessment of risks related to the acquisition process might be wrong. In addition, the integration of a newly acquired company in the Group might turn out to be difficult or not to produce the synergies hoped for.

The goodwill appearing on the Group's balance sheet for acquired companies may become impaired.

The goodwill appearing on the Group's balance sheet is evaluated every year to see if it has to be written down. The assumptions made in estimating future earnings and cash flows at the time of these re-evaluations may not be confirmed by subsequent actual results. If the Group had to acknowledge such impairments, the resulting accounting loss would negatively impact the Group's results and financial position.

The Group is exposed to a certain amount of risk by operating internationally
In the context of its expansion plan, the Group runs part of its operations internationally, particularly in certain emerging countries. Certain risks inherent to operating in these countries –such as late payment of invoices, economic, political and social instability or unexpected regulatory changes– could have consequences for these operations and therefore affect the Group's results to the extent that insurance or risk-hedging turned out to be impossible.

3. Industrial and environment - related risks

As far as we aware, there are no industrial and environment-related risks likely to have a specific impact on the financial situation, business, and results of the Group or Company.

4. Other risks

4.1 Suppliers

The major suppliers to the Group are telecommunications providers. There is no dominant supplier. France Telecom, the top supplier to the Group, represents approximately 2.4% of the Group's purchases.

4.2 Legal risks

For the Company and its subsidiaries, there are no:
- Specific legal regulations and/or licenses for the performance of their activities, with the exception of those mentioned above in the section on business-related risks
- Specific confidentiality constraints
- Dependency links
- Specific fiscal provisions
- Litigation or arbitration likely to have, or having had in the recent past, a noticeable incidence upon the financial situation, the business activity, or the results of the Group

4.3 Insurance - Cover for risks

The Group and the companies which it comprises are insured normally within the system in force in each country's legislation.
The amount of the annual premiums paid by the companies within the Contact Center Division for the last three financial years has developed as follows:

		Third-party liability comprehensive insurance	*Operating loss insurance*	*Vehicles*	*Total*
2004	Premium	1,453	188	223	1,864
	Deductible	1,036	224	33	1,293
2005	Premium	1,973	269	250	2,492
	Deductible	1,004	54	28	1,077
2006	Premium	2,046	402	239	2,687
	Deductible	1,007	61	42	1,110

4.4 Labor-related risks

Within the normal framework of its business, the Group is involved in a certain number of labor disputes. Such litigation is subject to the necessary provisions for contingencies.

3.2.7 Real Property and Facilities

The Group has approximately 56,600 computerized workstations across the 263 contact centers in 42 countries, of which 91 are run directly in clients' premises.

The premises operated by the companies in the Group are generally subject to property leases. Furthermore, the Group is also the owner of an operating property located in Lyons (France), and after the sale which took place in 2006 has only two investment properties in Puteaux, in the Paris Region.

3.3 General Information

3.3.1 General Information about the Company and its Share Capital

1. General information about the Company

Corporate name
TELEPERFORMANCE
(by a decision of the Ordinary and Extraordinary General Meeting of June 1, 2006)

Legal form
Public Limited Company governed by a Board of Directors and a Supervisory Board
The Company was formed in 1910; the Company will expire on October 9, 2059, unless extended or wound up earlier.

Registered Office
6,8 rue Firmin Gillot
75015 PARIS

Summary of corporate purpose
"Any activity as a service provider in the field of mass market and specialist communications and advertising, and in particular the design and performance of promotional, public relations, marketing, telemarketing, and teleservices activities." (Article 2 of the Articles of Incorporation)

Company Registration Number
PARIS B 301 292 702
A.P.E Code (French Business Code): 744B

Location where documents and information relating to the company may be consulted:
Registered office
6,8 rue Firmin Gillot
75015 PARIS

Financial Year
From January 1 to December 31, i.e., a period of 12 months

Distribution of profits under the Articles of Incorporation
There is no specific provision in the Articles of Incorporation.

General Meetings
Method of notification
General meetings shall be called by means of a notice published in a newspaper authorized to carry legal notices within the District in which the registered offices are located, as well as in the Bulletin des Annonces Légales Obligatoires (French Bulletin of Compulsory Legal Notices), at least fifteen days prior to the date of the General Meeting.
The Company shall publish such notice as is provided in Article 130 of the Decree of March 23, 1967 in the Bulletin des Annonces Légales Obligatoires prior to calling any shareholders' meetings, at least 35 days prior to the date of such Meetings.

Registered Shareholders who have been such for at least one month prior to the date of publication of the notice of the Meeting shall in addition be called to all Meetings by a letter sent by ordinary post, or at their request and at their own expense, by registered letter.

Conditions for admission
The Shareholders' General Meetings shall be composed of all shareholders, regardless of the number of shares which they may possess, provided that they are paid up.
The right to participate in the General Meeting is upheld by the accounting registration of the shares in the name of the shareholder or in that of an intermediary registered in their name in application of paragraph 7 of Article L. 228-1 of the Commercial Code, no later than the third working day prior to the Meeting concerned at 00:00 hours Paris time, either in the register of registered shares held by the Company or in the register of bearer shares held by the authorized intermediary.
Accounting registration or entry of the shares in the register of bearer shares held by the authorized intermediary should be demonstrated by an attendance certificate issued by the latter, attached to the postal or proxy voting form or the request for letter of attendance in the name of the shareholder or to the account of the shareholder represented by the registered intermediary. A certificate shall also be delivered to any shareholder wishing to participate in person at the Meeting but who has not yet received his letter of attendance by the third working day prior to the Meeting concerned at 00:00 hours, Paris time.
In accordance with the Law, any shareholder may arrange to be represented by proxy or to vote by mail.

Conditions for the exercise of voting rights - Double voting right
Every shareholder shall have as many votes as the shares which he possesses or represents.
A double voting right is granted to all paid up shares which can be demonstrated to have been registered in the name of the same shareholder of French nationality or that of a member state of the European Union for a period of at least four years.
This provision was brought into the Articles of Incorporation of the Company by the decision of the Extraordinary General Meeting of June 17, 1996.
Registered shares allotted at no cost to any shareholder by virtue of old shares with a double voting right shall enjoy a double voting right (Article 35.2 of the Articles of Incorporation).
The double voting right shall legally be terminated for any shares which have been subject to conversion into bearer shares or to transfer, with the exception of any transfer from registered shareholder to registered shareholder by inheritance or family donation, in accordance with the provisions of Article L225-124 of the French Commercial Code.

Declaration required for crossing thresholds specified in the Articles of Incorporation
There is no obligation in the Articles of Incorporation for shareholders holding less than one twentieth of the capital.

Modifications of the Shareholders' rights

Shareholders' rights are modified pursuant to the terms and conditions provided by law.

3.3.2 General Information about the Share Capital

1. Specific conditions for changes in the share capital

The conditions in the Articles of Incorporation applying to changes in the share capital and the respective rights of the various share categories are governed by the legal provisions without any particular restriction.

2. Table of changes in the share capital

The changes in the share capital since 2001 are shown below:

Change in the share capital	*Type of Operation*	*Capital increase*	*Share premium issue*	*Amount of the share capital*	*Number of shares*
01.01.2001	Conversion of 118,674 bonds and issue of 949,392 new shares	€2,373,480	€4,410,921	€83,748,540	33,499,416
12.31.2001	Conversion of 17,421 bonds and issue of 139,368 new shares	€348,520	€647,510	€84,096,960	33,638,784
12.31.2002	Conversion of 32,479 bonds Issue of 259,832 shares Share option plans of August 20, 1997 and June 30, 1999 Issue of 1,087,224 shares	€649,580 €2,718,060	€1,207,244 €3,293,193	€84,746,540 €87,464,600	33,898,616 34,985,840
04.22.2003	Conversion of 8,484 bonds and issue of 67,872 shares	€169,680	€315,350	€87,634,280	35,053,712
04.22.2003	Option plans of August 20 and July 21, 1997 Issue of 9,336 shares	€23,340	€12,791	€87,657,620	35,063,048
09.01.2003	Option plans of August 20 and July 21, 1997 Issue of 249,368 shares	€623,420	€812,274	€88,281,040	35,312,416
12.31.2003				€88,281,040	35,312,416
12.31.2004				€88,281,040	35,312,416
12.31.2005				€88,281,040	35,312,416
06.06.2006	Conversion of 10,000 OCEANE bonds and Issue of 10,000 shares	€25,000	€186,000	€25,000	10,000
10.04.2006	Conversion of 30 OCEANE bonds Issue of 30 shares	€75	€558	€75	30
11.03.2006	Capital increase in cash Issue of 11,774,148 shares	€29,435,370	€229,595,886	€29,435,370	11,774,148
12.04.2006	Conversion of 103 OCEANE bonds Issue of 108 shares	€270	€1,856.01	€270	108
12.31.2006	Conversion of 102,420 OCEANE bonds Issue of 108,971 shares	€272,427.50	€1,888,522.74	€272,427.50	108,971
12.31.2006				€118,014,182.50	47,205,673
01.15.2007	Conversion of 96,600 OCEANE bonds Issue of 102,782 shares	€256,955	€1,781,292.94	€256,955	102,782
02.21.2007	Conversion of 7,296,656 OCEANE bonds Issue of 7,763,583 shares	€19,408,957.50	€134,548,486.83	€19,408,957.50	7,763,583
02.21.2007	Option plan of June 25, 2001 Issue of 3,992 shares	€9,980.00	€100,199.20	€9,980.00	3,992
03.13.2007	Option plan of June 25, 2001 Issue of 26,710 shares	€66,775.00	€670,421.00	€66,775.00	26,710
03.13.2007				€137,756,850	55,102,740

To the best of the knowledge of the Company, there are 210,000 pledged shares registered at the date of this document.

3. Share capital

The amount of the share capital at December 31, 2006 was €118,014,182.50, divided into 47,205,673 shares with a par value of €2.50, fully paid up and all of the same class.

Following the conversion of the OCEANE bonds, and the partial exercise of the share option plan of June 25, 2001, the capital was increased to 55,102,740 shares on March 13, 2007, of which 7,897,067 shares have entitlement to dividends as from January 1, 2007 (these new shares will be merged with the old shares after the distribution of the dividend for 2006, which will be voted at the Ordinary and Extraordinary General Meeting of June 1, 2007).

3.1 Current delegation of authority and powers granted by the General Meeting to the Board of Directors (Art. L. 225-100, paragraph 7 of the French Commercial Code) - Authorized capital not issued at December 31, 2006

1. The Ordinary and Extraordinary General Meeting of June 1, 2006 authorized several types of issue:

- An issue of ordinary shares maintaining the preferential subscription rights of shareholders for a maximum par value of €50 million, with an increase of the number of shares to be issued in the event of higher demand, to the extent of 15% of the initial issue
- An issue of securities maintaining the preferential subscription rights of shareholders, representing a loan carrying entitlement to subscribe for ordinary shares, for a maximum amount of €300 million, with an increase of the number of securities to be issued in the event of higher demand, to the extent of 15% of the initial issue
- An issue of ordinary shares (or securities carrying entitlement to subscribe for shares), to the extent of 10% of the share capital, with a view to paying for contributions in kind made to the Company consisting of shares or securities, whenever the provisions of Article L. 225-148 of the Commercial Code do not apply
- A capital increase through capitalization of reserves for a maximum amount of €140 million

These authorizations are to expire on August 1, 2008.

The first authorization has been used in part by the Board of Directors, who decided upon a capital increase of €29,435,370 on October 5, 2006, maintaining the preferential subscription rights of shareholders. The capital increase was completed on November 3, 2006 through the issue of 11,774,148 new shares of €2.50 par value. The outstanding nominal amount under this authorization is €20,564,630.

2. The Ordinary and Extraordinary General Meeting of June 1, 2006 also authorized the Board of Directors, over a 38-month period ending on August 1, 2009, to allocate bonus shares at no cost, consisting of existing or new shares, to employees and corporate officers within the Group, or to specific staff categories, up to a limit of 2.30% of the Company's share capital at the date of this General Meeting.

In the context of this authorization, the Board of Directors met on August 2, 2006 and decided to allocate 776,600 new shares representing 2.20% of the Company's share capital at June 1, 2006, i.e., after adjustment on November 6, 2006, a total number of 826,666 new shares granted to 169 managers and employees within the Group in accordance with the terms and conditions described in page 77 of the annual report. The remaining bonus shares existing or to be issued that may be allocated represented 0.10% of the Company's share capital, i.e., €88,281,040 at June 1, 2006.

3.2 Potential capital at December 31, 2006

At December 31, 2006, the number of shares which could be issued amounted to 10,343,301 shares, comprising:

- 7,882,875 outstanding new shares resulting from the conversion of 7,408,773 OCEANE bonds issued on December 3, 2003 with options for conversion and/or exchange
- 1,633,760 new shares resulting from the exercise of share options under the option plans of June 25, 2001 and June 24, 2004 granted to employees and corporate officers within the Group
- 826,666 new shares resulting from the final acquisition of the shares allocated at no cost to employees and corporate officers within the Group on August 2, 2006 and the adjustment on November 6, 2006
- There are no other securities representing potential capital

Between January 1 and March 13, inclusive, 7,897,067 shares were issued in total, of which 7,866,365 shares resulted from the conversion of OCEANE bonds and 30,702 shares from the exercise of options, out of a potential issue of 10,343,301 new shares

Following these issues and after deducting the unconverted/redeemed bonds, at March 13 there was still a potential issue of 2,429,724 shares, comprising:

- 1,603,058 new shares under the share option plans of June 25, 2001 and June 24, 2004
- 826,666 new shares under the bonus share option plan of August 2, 2006, adjusted on November 6, 2006

4 Share options and allocation of bonus shares to corporate officers and employees

In the event that all outstanding share purchase options were to be exercised or that all bonus shares allocated were to be finally acquired, the capital existing at March 13, 2007 would be diluted by 4.22%.

The particulars of the various stock option and bonus share plans are shown in Note VIII to the consolidated financial statements.

3.4 Corporate Governance

3.4.1
Board of Directors and Supervisory Board

Teleperformance is a company governed by a Board of Directors and a Supervisory Board. Further to a series of decisions taken by the Supervisory Board, the Company complies with the company governance principles as defined in the recommendations of the AFEP-MEDEF report of October 2003.

1. The Supervisory Board

1.1 Members of the Supervisory Board
On March 15, 2007 the members of the Teleperformance Supervisory Board were as follows:

Full Name (Age)	*Initial appointment /end of term of office*	*Current position in the Company*	*Other current positions held during the last financial year (Art. L225-102-1 of the Commercial Code)*	*Number of shares held in the Company*
Daniel JULIEN 54	06/26/2003-06/30/2009	Chairman of the Supervisory Board	**Positions held within the French companies in the Group:** - None **Positions held within the foreign companies in the Group:** - Chairman of FST (TP Argentina), TP USA, MMCC Solutions Inc. (TP Canada), - CEO of TP Group Inc., - Director of Americall Group Inc., Voice FX, Nova Scotia, Americall de Mexico, CRM Services India Private, IMC Marketing Inc. (TP Korea), Inverpanamerica, Merkafon de Mexico, Merkafon International, Merkafon Management Corporation, MMCC Solutions Philippines, TP Australia, Telephilippines Inc., Telemarketing Asia (Singapore), TP Brazil, Service 800, TP Indonesia **Positions held outside the Group:** - Director of: CREDIT DU NORD	574,221
Jacques BERREBI 64	04/02/2001-06/30/2011	Vice-Chairman (incumbent) of the Supervisory Board	**Positions held within the French companies in the Group:** None **Positions held within the foreign companies in the Group:** - Chairman of: Société Tunisienne de Télémarketing, TP Group Inc., Russia Contact Center - Chairman of the Supervisory Board of TP Indonesia, - Director of: FST (TP Argentina), Inverpanamerica, Merkafon de Mexico, Merkafon Management Corporation, TP Australia, Telephilippines Inc, TP Singapore, TP USA, Voice FX, CCBD (TP CRM), SPCC (Brazil), TP BT, MCCI (Canada), Luxembourg Contact Centers **Positions held outside the Group:** - Managing Director of BERCOM International, - Director de I de B Life Store, Berpress, Berfilms	920,000

Full Name (Age)	*Initial appointment /end of term of office*	*Current position in the Company*	*Other current positions held during the last financial year (Art. L225-102-1 of the Commercial Code)*	*Number of shares held in the Company*
Philippe DOMINATI 53	06/17/1996- 06/30/2008	Deputy Vice-Chairman of the Supervisory Board	**Positions held within the Group:** - Chairman of: SRMS - Director of: IDCC, Groupe Présence Plus, PEDAGOGIE DU MANAGEMENT **Positions held outside the Group:** Manager of ISADO (SARL) and TROCADERO (SCP)	2,134
Martine DASSAULT 51 Independent member	06/24/2002- 06/30/2008	Member of the Supervisory Board	**Positions held within the Group:** None **Positions held outside the Group:** None	2,000
Philippe SANTINI 64 Independent member	09/30/2002- 06/30/2011	Member of the Supervisory Board	**Positions held within the Group:** None **Positions held outside the Group :** - Chairman and CEO of Groupe Industrie Services Info - Chairman of the Board of Directors of Aprovia - Chairman of SAS Aprovia Gun, Aprovia GT, Bedouk Editions - Chairman of GIE Emploi Pro - Member of the Supervisory Board of SIAL - Director of Groupe Tests, Cadre-On-Line	1,500
Philippe GINESTIE 64	06/25/2001- 06/30/2007	Member of the Supervisory Board	**Positions held within the Group:** None **Positions held outside the Group:** - Director of HR Oblig., Cotrafi, ANBLAN, Gondrand SA and C Group - Member of the Supervisory Board of Aurel Leven Nexstage Private Equity	2,752
Alain LAGUILLAUMIE 64	06/17/1996- 06/30/2008	Member of the Supervisory Board	**Positions held within the Group:** None **Positions held outside the Group:** - Chairman of the Board of Directors of B.J.L. - Chairman of SAS CAP 33 - Director of Hebrard - Manager of Auguste Cestas, Bellefont-Belcier	12,897
Daniel BERGSTEIN 64 Independent member	09/30/2002- 0630//2011	Member of the Supervisory Board	**Positions held within the Group:** None **Positions held outside the Group:** - Attorney and partner with the international law firm Paul Hastings, resident in New York - Director of MxEnergy Inc., Cequel III LLC, Cebridge Connections LLC, Catalyst Partners Inc., Foundation Fighting Blindness	1,000
Eric DELORME 53 Independent member	06/23/2005- 06/30/2011	Member of the Supervisory Board	**Positions held within the Group:** None **Positions held outside the Group:** - Manager of SARL ED Associés	1,406
Bernard CANETTI 58 Independent member	06/23/2005- 06/30/2011	Member of the Supervisory Board	**Positions held within the Group:** None **Positions held outside the Group:** - Chairman of the Board of Directors of Editions ATLAS	9,482

The Supervisory Board comprises ten members of whom five are classified as independent in accordance with the principles laid down in the Bouton report.
No members of the Supervisory Board were co-opted during the course of the financial year. Pursuant to the Ordinary and Extraordinary General Meeting of June 1, 2006, their term of office was reduced from six to four years.
Each member of the Supervisory Board should hold at least 1,000 shares in compliance with the provisions of the Articles of Incorporation.

Other information about the Supervisory Board members
Additional information required in accordance with point 14.1, Annex I of EC Regulation 809/2004 of April 29, 2004.

1. *Positions held over the last five years and now expired*

Full Name	
Daniel JULIEN	Positions held within the French companies in the Group: - Director of TP France - Permanent representative of Teleperformance in Business Fil, Multilignes Conseil, New Way, SRMS, SRBV, Synerfil - Chairman of Business Response Inc., Marcom, TP USA - Director of: BITE (Sweden), CKAPT (Brazil), Market USA, SAC, Newton 21 UK, Startel (New Zealand), TP Finland, TP Denmark, TP Italy, TP Norway, Teomac, Fonomerk, Grandi Numeri, Iberphone, Perfectcall, CallTech, Noble Systems Corp.
Jacques BERREBI	Positions held within the companies of the Group: - Director of SRMS, Rochefortaise Santé - Permanent representative of Newton 21 Europe in CCP Marketing and Caudroy Colas Partners - Chairman of Newton 21 Europe - Chairman of: Iberphone (Spain) - Director of: Business Response Inc., Market USA, Marcom, NSDI, SAC (USA), CKAPT (Brazil), Newton 21 UK, Startel Communications (New Zealand), Noble Systems, CallTech, Americall Group Inc, CTM, Iberphone, Service 800 Positions held outside the Group - Chairman of Ciber Creation Inc and Post A Photos LCC, - Manager of Jacdom International Consulting, - Managing Director of MBL et ICB
Philippe DOMINATI	Positions held within the Group: - Director of OPTIMISE, Design Board - Board member of: SAS, Akoa and Akoa Interactive
Philippe SANTINI	Positions held outside the Group: - Chairman of Aprovia Groupe Exposium/GE/GM/Usine Nouvelle/Groupe Moniteur/Groupe Italia/Groupe France Agricole - Director of Dynaction, Gisi, PCAS, Exposium
Philippe GINESTIE	Positions held outside the Group: - Member of the Supervisory Board of Castorama, Dubois Investissement, Sport et Nature International, - Director of: CGroup HK, A.R.A.A., R.S.A., Dynaction
Alain LAGUILLAUMIE	Positions held outside the Group: Chairman of the Board of Directors of GIPSO
Daniel BERGSTEIN	Positions held outside the Group: Chairman of MxEnergt Inc, Director of Fairpoint Communication
Eric DELORME	Positions held outside the Group: Managing Director of CALLISTO

2. The members of the Supervisory Board of the Company currently in office have indicated to the Company that they have not been found guilty of criminal offence, nor been associated with a bankruptcy, subject to receivership or liquidation, and have not been incriminated, subject to an official sanction or disqualification, as provided in point 14.1 of Annex I of EC Regulation 809/2004 of April 29, 2004.

3. The members of the Supervisory Board have not brought to the attention of the Company any potential conflicts of interest between their duties to the issuer and their private interests.

4. Restrictions concerning the transfer of shares in the issuer's capital for a certain period of time: None

5. There is no service contract linking any member of the Supervisory Board to the Company or to any of its subsidiaries, providing for the grant of particular benefits.

6. The members of the Supervisory Board of the Company have indicated there was no agreement with a major shareholder, customer or supplier of the Company pursuant to which they may have been appointed as corporate officers.

7. There are no assets belonging directly or indirectly to the Company's top managers used in the Group's operations

1.2 Operation of the Supervisory Board

The operating rules and conditions of the Supervisory Board and of the specialist committees are described in the report by the Chairman of the Supervisory Board on the operations and internal control on page 52 of this document.

2 The Board of Directors

2.1 Members of the Board of Directors

At March 15, 2007 the members of the Teleperformance Board of Directors were as follows:

Full Name Age	*Initial appointment / end of term of office*	*Current position in the Company*	*Other current positions held during the last financial year (Art. L225-102-1 of the Commercial Code)*	*Number of shares held in the Company*
Christophe ALLARD 48	06/26/2003-06/30/2008	Chairman of the Board of Directors	**Positions held within the companies of the Group:** France - Director of Techcity Solutions, SR.MS, SGP (Groupe Présence Plus), Akoa, Pédagogie du Management, l'Institut du Call Center, Rochefortaise Santé, Infomobile, TP France - Board Member of SAS Akoa Interactive, Synerfil, Comunicator, and Martiniquaise de Centres d'Appels International - Director of: Iberphone, Techcity Solutions Benelux, Americall Group Inc., B.I.T.E. Goteborg, Inverpanamerica, Merkafon de Mexico, Plurimarketing, TP Australia, MMCC Solutions Inc. (TP Canada), Société Tunisienne de Télémarketing, TP Denmark, TP Finland, TP Group Inc., TP Norway, Telephilippines, TP USA, Perfectcall, Service 800, In & Out Spa, MMTP Holdings, Voice Fx, CRM India, MMTP (UK), Société Européenne de Télémarketing, TP Nordic, Swiss Contact Management Group, Russia Contact Center, Photel, Techmar, Lion Téléservice CZ and Centrum Telemarketingowe **Positions held outside the Group:** - Chairman of SAS BOOMERANG	4,062
Olivier DOUCE 49	06/17/1996-06/30/2008	Member of the Board of Directors	**Positions held within the French companies in the Group** - Chairman and CEO of NEW WAY - Director of: ROCHEFORTAISE SANTE, J.R.T. PARTICIPATIONS, F.C.S., SRMS, TELEPERFORMANCE FRANCE, TP Nord and its subsidiary, TP Est **Positions held outside the Group:** - Chairman of SAS ANGYAL - Director of AWARE - Manager of ALWAYS (EURL), DAVIC MUSIC, EDITIONS "COUPS DE SOLEIL", SCGFC Victor DOUCE, SCI DOUCE	1,989,980
Michel PESCHARD 57	06/26/2003-06/30/2008	Member of the Board of Directors	**Positions held within the companies of the Group:** - Chairman and CEO of ROCHEFORTAISE SANTE - Director of: JRT PARTICIPATION, FCS, TECHCITY SOLUTIONS, GROUPE PRESENCE PLUS, SRMS	8,667

Other information about the Board members

Additional information required in accordance with point 14, Annex I of EC Regulation 809/2004 of April 29, 2004

1. Positions held over the last five years and now expired:

Full Name	
Christophe ALLARD	Positions held within the French companies in the Group: - Chairman and CEO of SR.BV (company merged) - Director or permanent representative of disposed subsidiaries of SRMS: Anacom, Information Presse Service, Optimise, Passion Company, Pyramide, Kheops, Socio, Akoa and Akoa Interactive - Director or permanent representative of Pronytel (company taken over), TP France, TP Midi Aquitaine, TP Ouest, TP Nord, TP Est, PGS, Business Fil, Multilignes Conseil, Design Board Positions held within the foreign companies in the Group: - Director of TP Germany, Techcity Solution Nordic, Grandi Numeri, CallTech, and Telemarketing Asia - Director of subsidiaries taken over: CKAPT Brazil, Marcom, Market USA, Business Response Inc., Teomac
Olivier DOUCE	Positions held within the French companies in the Group: - Director of FCS - Permanent representative of: · Aljac in Edimark and MPI, · Passion Company in WSA · SRMS in Aljac, Comunicator, Multilignes Conseil, Pentagone, PGS, Reactif, Tirage, TP Azur, · Rochefortaise Santé in JR Troubat, MCH, Passion Company, S2I Santé, Socio · Teleperformance in CDTM Editions, Pronytel, TP Ouest, TP Rhône-Alpes, TP Midi Aquitaine Positions held outside the Group: - Director of Charlestown, Desirade and BCD Associés
Michel PESCHARD	Positions held within the companies of the Group: - Director of: SRBV, OPTIMISE, SYNERFIL & BUSINESS FIL, DESIGN BOARD, Infomobile, FCS - Chairman of SAS Synerfil Multi Info.

2. The members of the Board of Directors of the Company currently in office have indicated to the Company that they have not been found guilty of criminal offence, nor been associated with a bankruptcy, subject to receivership or liquidation, have not been incriminated, subject to an official sanction or disqualification, as provided in point 14.1, Annex I of EC Regulation 809/2004 of April 29, 2004.

3. The members of the Board of Directors have not brought to the attention of the Company any potential conflicts of interest between their duties to the issuer and their private interests.

4. There are no restrictions concerning the transfer of shares in the issuer's capital of the issuer for a certain period of time.

5. There is no service contract linking any member of the Board of Directors to the Company or to any of its subsidiaries, providing for the grant of particular benefits.

6. The members of the Board of Directors of the Company have indicated there was no agreement with a major shareholder, customer or supplier of the Company pursuant to which they may have been appointed as corporate officers.

7. There are no assets belonging directly or indirectly to the Company's top managers used in the Group's operations.

2.2 Operation of the Board of Directors

The members of the Board of Directors are appointed for four years by the Supervisory Board, take decisions on the basis of prior opinion by the Appointments and Remuneration Committee, and the age limit is set at 70 years old. They may be re-appointed. The Board of Directors is currently composed of three members. The Chairman of the Board of Directors represents the Company in relations with third parties. The Supervisory Board may assign the same powers of representation to one or more members of the Board of Directors, who shall in that case bear the title of Managing Director.

The Board of Directors shall meet as often as the interests of the Company may require. The Board shall submit a business report to the Supervisory Board every quarter. For verification and control purposes, within three months of the close of each financial year, the Board of Directors shall also submit the Company's annual and consolidated financial statements to the Supervisory Board, and the half-year parent company and consolidated financial statements within three months (two months as of 2007) of the close of the first semester of the current period. These presentations are provided with provisional management documents and the explanatory report of the Board of Directors pursuant to Article L 232-2, paragraph 3 of the Commercial Code.

The Board of Directors shall call all Shareholders' General Meetings, determine their agenda and execute their decisions.

3.4.2
Statutory Auditors

Terms of office of the auditors

Auditors

Auditors	Substitutes	*Initial appointment date*	*Expiry date of current term of office*
KPMG 11 rue Archimède Domaine de Pelus 33 692 Mérignac Cedex Tél: 05.56.18.81.81	SCP de commissaires aux comptes, Jean Claude ANDRE et autres 2bis rue de Villiers 92309 LEVALLOIS PERRET	06/25/1987	2,011
BDO MG SOFINTEX 23, rue de Lille 94 701 Maisons Alfort Tél: 01 45 18 33 10	M Joël ASSAYAH 25, Quai Carnot 92 210 SAINT CLOUD	06/30/1999	2,011

Auditors' fees

The fees received by the auditors and the members of their networks in 2006 may be broken down as follows:

In thousands of euros	*KPMG*		*BDO MG SOFINTEX*	
	Amount	%	*Amount*	%
- Audit, certification, review of the parent and consolidated financial statements	1,184	89.6%	828	95%
- Other ancillary missions and other audit missions	88	6.7%	44	5%
Subtotal	1,272	96.3%	872	100%
Other services, where applicable				
- Legal, tax, employment	49	3.7%	-	-
- Information technology	-	-	-	-
- Internal audit - other	-	-	-	-
Subtotal	49	3.7%	-	-
Total	1,321	100%	872	100%

3.4.3
Remuneration of the Board of Directors and the Supervisory Board

The Supervisory Board shall determine the remuneration of its Chairman and Vice-Chairman, as well as on the basis of a proposal by the Appointment and Remunerations Committee, the remuneration of the members of the Board of Directors. The overall remuneration of the Chairman and the Vice-Chairman, and that of the members of the Board of Directors, in respect of their duties within the Group, are also determined by the Supervisory Board on the recommendation of the Remunerations Committee.

Furthermore, the Supervisory Board may freely distribute among its own members the overall sums allocated to them in the form of Directors' fees by the Shareholders' Meeting. The Board shall take into consideration members' attendance in the distribution of such Directors' fees. It may allocate higher fees to the members of the Committees than to other members.

The Board may allow exceptional remuneration for missions or offices entrusted to its members. Such exceptional remuneration shall be subject to the provisions of the governing regulated agreements.
The Ordinary and Extraordinary General Meeting of June 1, 2007 shall propose an overall remuneration for Directors' fees in 2006 of €140,000. In 2005, the overall sum for directors' fees allocated to the Supervisory Board amounted to €100,000, of which €56,550 was paid to the Specialist Committees.

Total gross remuneration and benefits of all kinds allocated by the Company and its subsidiaries to each member of the Board of Directors and Supervisory Board over the last three financial years. (Article L.225-102-1 of the Commercial Code, paragraphs 1 and 2)

Remuneration allocated in 2006

	Fixed	*Variable*	*Directors' fees*	*Total*
Christophe ALLARD	€1,338,528	€534,175		€1,872,703
Daniel JULIEN	€1 730,134	€683,371	€5,100	€2,418,605
Jacques BERREBI	€1,207,528	€804,291	€22,500	€2,034,319
Michel PESCHARD	€257,328	€95,000	-	€352,328
Olivier DOUCE	€88,140		-	€88,140
Philippe DOMINATI	€99,000		€22,500	€121,500
Philippe SANTINI			€12,650	€12,650
Martine DASSAULT			€12,650	€12,650
Philippe GINESTIE			€5,100	€5,100
Alain LAGUILLAUMIE			€3,950	€3,950
Michel RENARD			€1,650	€1,650
Daniel BERGSTEIN			€3,950	€3,950
Eric DELORME			€8,300	€8,300
Bernard CANETTI			€1,650	€1,650

Total remuneration allocated by the Company and its subsidiaries for 2004 and 2005

	2004	2005
Christophe ALLARD	€1,118,000	€1,583,233
Daniel JULIEN (*)	€1,472,000	€1,949,871
Jacques BERREBI (*)	€587,000	€1,135,752
Olivier DOUCE	€86,000	€85,891
Michel PESCHARD	€228,000	€347,328
Philippe DOMINATI (*)	€106,500	€119,500
Other members of the Supervisory Board (directors' fees)	€46,500	€38,000

(*) including Directors' fees

For all the individuals indicated above, there were no:
- Arrival or departure premiums
- Conditional or deferred remuneration
- Benefits in kind in remuneration for services
- Supplemental pension plans beyond the schemes permitted under the law

The Supervisory Board Meeting of March 16, 2006 authorized non-compete agreements for Daniel Julien, Jacques Berrebi and Christophe Allard.
These agreements concern the following:
- Nine months' notice by either party in the event of termination of managerial functions within the Teleperformance Group
- Non-compete commitment in the event of termination of managerial functions

- Commitment to abstain from hiring a top executive of the Teleperformance Group
- Limitation of the two commitments (non-compete and non-solicitation) to those countries in which the Group is operating at the time of termination of managerial functions
- Duration of the two commitments (non-compete and non-solicitation) limited to two years, although the Teleperformance Group may decide to limit it to one year only
- A compensating indemnity payment, for the first year of the commitments, equal to the total remuneration received in the calendar year preceding the termination of managerial functions, including social charges, less any expenses and withholdings related to the payment of the indemnity; for the second year, the indemnity will be 150% of the amount paid in the first year.

On March 16, 2006, the Supervisory Board authorized the amendment of the employment contract of the Corporate Secretary, Mr. Michel Peschard.
The amendment concerns the following:
- 12 months' notice by either party in the event of termination of his employment, for any reason
- In the event of a termination by the company, and if the notice of 12 months is respected, or reduced by the agreement of both parties, an additional redundancy payment will be made in addition to that due under the terms of labor legislation or other agreements, in the amount of the total remuneration received in the year preceding the termination of employment.
After the age of 60 years old, in the event of termination for any reason whatsoever, and if the 12 months' notice is respected, or reduced by the agreement of both parties, an additional redundancy payment will be made in addition to that due under the terms of labor legislation or other agreements, in the amount of the total remuneration received in the year preceding the termination of employment.
These agreements and amendments were approved by the Ordinary and Extraordinary General Meeting of June 1, 2006.

The Supervisory Board Meeting of June 23, 2005 adopted the proposals introduced by the Remunerations Committee on June 22, 2005 on the principle and calculation method of the allocation of a variable remuneration to certain members of the Board of Directors and the Supervisory Board, as a supplement to their fixed remuneration.
This variable portion is determined on the basis of both qualitative and quantitative performance objectives assessed by the same Committee at the end of the financial year.
This bonus involves Christophe Allard, Daniel Julien, Jacques Berrebi, and Michel Peschard.

3.4.4 Report of the Chairman of the Supervisory Board

Pursuant to the provisions of Article L. 225-68, paragraph 7 of the Commercial Code, I herewith present the following report on:
- The terms and conditions of the preparation and organization of the work of your Supervisory Board during the course of the financial year ened on December 31, 2006
- The internal control procedures implemented by the Company

This report has been prepared with the support of the Administration and Financial Department on the basis of the reports submitted on the missions carried out by the Audit Committee. The preparation of this report has also been supported by meetings with the Company's Top Management team and Auditors.

1. Terms and conditions of the preparation and organization of the Supervisory Board's work

1.1. Supervisory Board members and meetings

1.1.1 Members of the Supervisory Board

Your Supervisory Board is composed of the 10 members listed below, and the positions held by each member in any other company within the Group or outside the Group are shown in the chapter on Corporate Governance in this document, page 45 to 48:

Daniel JULIEN	Chairman of the Supervisory Board
Jacques BERREBI	Vice-Chairman of the Supervisory Board
Philippe DOMINATI	Vice-Chairman (Deputy) of the Supervisory Board
Alain LAGUILLAUMIE	Member of the Supervisory Board
Philippe GINESTIE	Member of the Supervisory Board
Martine DASSAULT	Member of the Supervisory Board
Bernard CANETTI	Member of the Supervisory Board
Eric DELORME	Member of the Supervisory Board
Philippe SANTINI	Member of the Supervisory Board
Daniel BERGSTEIN	Member of the Supervisory Board

The criteria for independence of the members of the Supervisory Board were reconsidered during the Board meeting held on March 16, 2006, following the advisory opinion given by the Appointments and Remunerations Committee.

The operating rules of the Supervisory Board are determined by an internal regulation adopted on June 26, 2003, amended on March 18, 2005, and are likely to be amended again in 2007. The rules in effect at the date of report are described in the second section of this report.

1.1.2. Supervisory Board Meetings

Article 27 of the Articles of Incorporation provides that the Supervisory Board shall meet as often as the interests of the Company may require. In practice, it meets at least four times a year.

The members of the Board of Directors are invited to take part in all meetings, in particular in order to present the financial statements and their reports, and to provide any explanations and information as may permit the Supervisory Board to exercise its mission of permanent control over the management of the Board of Directors. Furthermore, at these meetings, the Board of Directors shall present to the Supervisory Board the operations carried out, in progress, or planned, whether in France or abroad in the framework of the Group's expansion strategy.

During the course of financial year 2006, the Supervisory Board met 7 times. The agenda of these meetings was as follows:

The Supervisory Board Meeting of March 16, 2006 considered the principal matters hereinafter

- Review of the parent company and consolidated financial statements for financial year 2005, after the Audit Committee's report on the financial statements; review of the documents and proposals for resolutions to be presented by the Board of Directors and/or the Supervisory Board to the Shareholders' Combined General Meeting called to meet on June 1, 2006
- Review of the Board of Directors' report on the business activities of the Company and the Group during the fourth quarter of 2005
- Review of the provisional management documents and the explanatory report of the Board of Directors;
- Update on the Company's application of the AFEP-MEDEF recommendations regarding Corporate Governance;
- Report of the Appointments and Remunerations Committee
- Review of the criteria for independence of the members of the Supervisory Board
- Review of the terms of office of the members of the Specialist Committees
- Allocation of bonuses for 2005 to the main managers
- Review of the Chairman's report on the operation of the Supervisory Board and internal control
- Update on sureties, endorsements, and guarantees authorized and to be authorized
- Update on the operation of the Supervisory Board and the Specialist Committees
- Regulated agreements

The Supervisory Board Meeting of June 1, 2006 considered the principal matters hereinafter:

- Distribution of Directors' fees
- Review of the Board of Directors' report on the business activities of the Company and the Group during the first quarter of 2006
- Miscellaneous authorizations to be granted to the Board of Directors

The Supervisory Board Meeting of June 7, 2006 considered the principal matters hereinafter:

- Advisory opinion to be given by the Board of Directors on the capital increase through the issue of new shares maintaining the preferential subscription rights of shareholders, as delegated by the Extraordinary General Meeting of June 1, 2006; authorization to formalize the guarantee agreement tied to said capital increase

The Supervisory Board meeting of July 18, 2006 considered the principal matters hereinafter:

- Review of a planned allocation of bonus shares

The Supervisory Board Meeting of September 25, 2006 considered the principal matters hereinafter:

- Review of the half-year financial statements and updated forecasts of the Company and the Teleperformance Group for financial year 2006, following the Audit Committee's report on financial statements
- Review of the Board of Directors' report on the business activities of the Company and the Group during the second quarter of 2006
- Review of the provisional management documents and the explanatory report of the Board of Directors
- Authorizations to be granted to the Board of Directors

The Supervisory Board Meeting of October 4, 2006 considered the principal matters hereinafter:

- Advisory opinion to be given by the Board of Directors on the capital increase through the issue of new shares maintaining the preferential subscription rights of shareholders, as delegated by the Extraordinary General Meeting of June 1, 2006; authorization to formalize the guarantee agreement tied to said capital increase

The Supervisory Board Meeting of December 12, 2006 considered the principal matters hereinafter:

- Review of the parent company and the consolidated financial statements at September 30, 2006, and updated forecasts at December 31, 2006; report of the Audit Committee
- Review of the forecasts for 2007 presented by the Board of Directors
- Review of the Board of Directors' report on the business activities of the Company and the Group during the third quarter of 2006
- Report of the Appointments and Remunerations Committee; Review of the remuneration of the members of the Board of Directors
- Review of the remuneration received by the Chairman and the Vice-Chairman of the Supervisory Board
- Authorizations to be granted to the Board of Directors

1.1.3 Meetings

The meetings of the Supervisory Board usually take place at Teleperformance headquarters and last from three to four hours.

The minutes of the deliberations are drawn up at the end of each the Supervisory Board meeting and distributed to all the members of the Supervisory Board, the auditors and the members of the Board of Directors.

1.2 Notification of meetings, information for Supervisory Board meetings, and decisions adopted

1.2.1 Notification to Members of the Supervisory Board and the Auditors

The calendar of the annual meetings of the Supervisory Board is issued to the members of the Supervisory Board, the Auditors, and to the members of the Board of Directors several months in advance.

Furthermore, the members of the Supervisory Board receive a notification before each meeting by ordinary post. The auditors are notified of the Supervisory Board meetings held to review and approve interim financial statements and annual financial statements, by registered

letter with acknowledgement of receipt, in compliance with the provisions of Article L. 225-238 of the Commercial Code. In practice, the auditors are notified of all Supervisory Board meetings by registered letter with acknowledgement of receipt.
The average attendance rate of the members of the Supervisory Board was close to 80% over the seven meetings held in 2006. The two auditors of the Company attended all the meetings with the exception of the Board meetings of June 7 and July 18, 2006 (excuses presented) and the Board meeting of October 4, 2006 (one auditor present only).

1.2.2 Information for the Supervisory Board Members
All documents, technical files and information necessary for the mission of the Supervisory Board members are issued prior to each meeting, with the exception of confidential information which is only provided at the meeting.

1.2.3 Decisions adopted by the Board
During the course of the financial year just ended, the Supervisory Board approved and/or adopted all the documents and projects presented by the Board of Directors. Furthermore, the Board adopted the following key decisions:

Board Meeting of March 16, 2006:
- Addition to the agenda of the Combined General Meeting called for June 1, 2006 of (i) amendment to Article 24 of the Articles of Incorporation to reduce the term of office of the Supervisory Board members from 6 to 4 years in compliance with the AFEP-MEDEF recommendations on Corporate Governance; (ii) proposal to extend by at least one year share option plans A and B of June 25, 2001; and (iii) proposal to delegate to the Board of Directors the powers necessary to proceed with one or more allotments of existing or to be issued shares at no cost on one or more occasions, within a limit of 2.30% of the share capital.
- Approval for immediate application of the five proposals made by the Audit Committee on the basis of the AFEP-MEDEF document dated October 2003 on corporate governance of listed companies.
- Review of the criteria for independence of the Supervisory Board members, pursuant to the conclusions set forth by the Appointments and Remunerations Committee on the basis of the questionnaires provided to each of them in advance: Confirmation of Martine DASSAULT, Philippe SANTINI, Daniel BERGSTEIN, Bernard CANETTI, and Eric DELORME as independent members; appointment of Martine DASSAULT as the 5th and new member of the Audit Committee; re-appointment of Philippe SANTINI in his capacity as Chairman of the Audit Committee.
- Review of the report of the Appointments and Remunerations Committee and approval of the bonus for 2005 allocated to the main managing directors of the Group on the basis of quantitative and qualitative criteria required by the Supervisory Board meeting of June 23, 2005.
- Review and approval of the report of the Chairman of the Supervisory Board on the operation of the Board and internal control in 2005.
- Analysis of the replies given by the Board members to the questionnaire sent in advance to each of them in respect of the operation of the Supervisory Board and the Specialist Committees: two improvements to the operation of the Supervisory Board were voted in.
- Review of the conditions and authorizations granted within the framework of the agreements regulated under Article L 225-86 et seq. of the Commercial Code, on the formalization of non-compete agreements with Daniel JULIEN, Jacques BERREBI, and Christophe ALLARD, and on the modification of Michel PESCHARD's employment contract.

Board Meeting of June 1, 2006:
- Surety authorized in favor of a foreign subsidiary as a guarantee for a bank loan
- Confirmation of authorizations granted on December 14, 2005 for the sale of one building and six car park spaces in Puteaux
- Authorizations granted for:
  · The sale of shares held by the Company in the Spanish company, Hotel Byblos Andaluz SA
  · The negotiation and search for buyers for the remaining subsidiaries in the Marketing Services Division
  · Authorizations granted within the framework of regulated agreements regarding:
  · The sale of a subsidiary in the Marketing Services Division
  · The examination of a project to sell the Market Research operations in France, Italy/Germany, and in Tunisia
  · The amendment of the Company's performance guarantee for the IBM contract

Board Meeting of June 7, 2006:
- Analysis and favorable opinion given on a project to increase the share capital presented by the Board of Directors, based on the issue of new shares maintaining the preferential subscription rights of shareholders, as delegated by the Combined General Meeting of June 1, 2006. (Note: This financial operation was postponed to a later date by a decision of the Board of Directors on June 8, 2006.)

Board Meeting of July 18, 2006:
- Approval of the Appointments and Remunerations Committee's report on the general policy regarding the allocation of existing or yet to be issued shares at no cost in favor of particular employees and corporate officers in the Group within the limits and conditions authorized by the Ordinary and Extraordinary General Meeting of June 1, 2006, namely to the extent of 2.30% of the share capital at June 1, 2006, and approval of the suggestions of the Committee as to the number of shares to allocate in particular to the Chairman and one member of the Board of Directors, as well as to two members of the top management team in TGI, the Group subsidiary responsible for the development of the NAFTA/Asia/Pacific regions.
- Analysis of the terms and conditions applicable to the purchase of the interests held by minority shareholders in a foreign subsidiary.

Board Meeting of September 25, 2006:
- Review and approval of a letter of intent in respect of the terms and conditions applicable to the purchase of the interests held by minority shareholders in a foreign subsidiary.
- Review, approval, and authorization of the terms and conditions applicable to sell the Market Research operations in France, Italy/Germany, and Tunisia (regulated agreement).

Board Meeting of October 4, 2006:
- Analysis and favorable opinion given on a project to increase the share capital presented by the Board of Directors, based on the issue of ordinary shares maintaining the preferential subscription rights of shareholders to the overall maximum nominal value of €29,435,370, as delegated by the Ordinary and Extraordinary General Meeting of June 1, 2006.
- Presentation and favorable opinion given on the formalization by the Company of a guarantee agreement for the capital increase indicated above.

Board Meeting of December 12, 2006:
- Review of the remuneration allocated to the members of the Board of Directors for 2006 and 2007
- Remuneration of the Chairman and Vice-Chairman of the Supervisory Board in 2007
- Authorizations granted to the Board of Directors for the following operations:
  · Opening of two credit lines
  · Implementing a liquidity agreement
  · Subscription by the Company to a cash capital increase in a foreign subsidiary to be in a position to purchase minority interests within its own subsidiary
  · In January 2007, early redemption of all OCEANE bonds remaining in circulation after the deadline for exercise of the conversion rights specified in the agreement for the issue of the bond loan of December 3, 2003

1.3 Specialist Committees
At the date of this report, the two specialist committees of the Supervisory Board are composed as follows:

1.3.1 Appointments and Remunerations Committee

Jacques BERREBI	Chairman
Philippe DOMINATI	Member
Martine DASSAULT	Independent member
Daniel BERGSTEIN	Independent member

1.3.2 Audit Committee

Philippe SANTINI	Chairman, independent
Philippe DOMINATI	Member
Jacques BERREBI	Member
Eric DELORME	Independent member
Martine DASSAULT	Independent member

The role, operation and advisory opinions given by these committees are described in the second part of this report.

2. The internal control procedures implemented by the Company

2.1 The objectives of the Company in respect of internal control procedures and risks

2.1.1 Objectives
The internal control procedures implemented within the Group, that is to say the parent company and the consolidated companies, are intended to provide reasonable assurance as to the achievement of the following objectives:
- Control of risks
- Compliance with management policies
- Safeguarding of assets
- Prevention and detection of fraud and errors
- Accuracy and completeness of the accounting records
- Production of reliable accounting and financial data in due time

Nevertheless, as with any internal control system, it cannot provide an absolute guarantee that all risks have been fully eliminated, and in particular those described below.

2.1.2 Risks
Risk factors are analyzed and described in detail in Paragraph 3.2.6 in the "Introduction to Business" Chapter.

The Company's management team has reviewed and analyzed the main risks associated with the Group's business activity and environment. A summary of this analysis was the object of a presentation to all the managers in the Group. This indicated, firstly, technological and economic developments in organizational terms (outsourcing, offshoring, logistics, etc.). It then presented the main challenges, risks, and opportunities to which the Group must respond in order to maintain its competitive advantages, while continuing to strengthen its operational processes.
The risks identified are analyzed by means of specific procedures, which are controlled by local management or the Company, using the decentralized and centralized procedures described in Section 2.3 of this report. Two main risks associated with regulations and competition remain.

Risks associated with regulations
In each of the countries in which they operate, the subsidiaries of the Group are subject to locally applicable regulations in respect of their business activity. They must therefore comply with the local standards and observe the required regulations in each country.
In the United States, regulations were adopted in 2003 allowing private individuals who so wished no longer to be approached in telemarketing activities. Action plans were immediately put into place to limit their impact by developing our inbound activities (customer care and technical assistance).
For three years, these plans have helped us to reduce this risk markedly for the Group in this country, where inbound activities now represent 76% of our overall business, as compared to 38% in 2003.
Similar regulations to that implemented in the USA may be adopted in other countries around the world. That is why the Group is following developments closely and continues to strongly promote the development of inbound activities throughout its network. Such business has increased by +47% since 2003, and today represents 64% of the entire business of the Group.
In general, the Group continues to focus on its inbound activities, which moreover constitute the main growth drivers in the industry.

Risks associated with competition
In the face of strong competition and the resulting pressure on prices, the Group is pursuing continued development of its nearshore/offshore network in its main three business languages, which are English, Spanish, and French.

2.2 The different bodies performing control activities

2.2.1 The Board of Directors and the Supervisory Board
A dual system
Teleperformance is a public limited company governed by a Board of Directors and a Supervisory Board. This dual

system promotes a clear separation of tasks between the management functions of the Company, which are assumed by the Board of Directors, and the control function, which is performed by the Supervisory Board.
These two bodies closely follow the performance of the Group on a regular basis, and consider all types of risks inherent in our activity, whether commercial, operational, legal or corporate.

Operating rules
The operating rules of the Board of Directors and the Supervisory Board, and the rights and duties of their members, are described in the Memorandum and Articles of Incorporation.
During the Shareholders' General Meeting of June 1, 2006, two Articles in the Articles of Incorporation in respect of the operating rules of the Board of Directors and the Supervisory Board were amended: Articles 18 and 27.
Article 18 now provides that members of the Board of Directors who are invested in the roles of Chairman and top executives may be dismissed, at any time, simply by a decision of the Supervisory Board, and no longer by the General Meeting.
Article 27 provides for the use of telecommunications resources, in particular conference calls, for the Supervisory Board meetings. Nevertheless, presence in person or by proxy will be necessary in those cases required by the law.
The Internal Regulations in respect of the Supervisory Board, currently in the course of amendment, will complete the rules described in the Articles of Incorporation.

In accordance with the recommendations of the AFEP-MEDEF report dated October 2003, "For better corporate governance of listed companies" the Board dedicated a point in its agenda to a debate on its own operation and that of its Specialist Committees in its meeting of March 16, 2006- and shall continue to do so every year. This debate mainly focused on the composition of the Board, the development of its missions and assignments, the nature and format of its meetings, the regularity and pertinence of the information provided, the relationship between the Board of Directors and the Supervisory Board, and the organization and operation of its Committees.

A document presenting a summary of the replies and comments expressed by the members of the Board, in response to the questionnaire which had been sent to them earlier, was examined. In particular, it was suggested that, when necessary, a manager from the Group should be invited to attend in order to contribute to enriching the deliberations of the Board.
During its meeting of March 16, 2006, the Board approved all the proposals put forward by its Audit Committee and in particular those which appeared in the AFEP-MEDEF Report.
Article 24 regarding the term of office of the Supervisory Board members was also amended at the Shareholders' Meeting of June 1. Taking into consideration the recommendations of AFEP-MEDEF, which considers that shareholders should make their opinion known as to the appointment or re-appointment of the directors (or members of the Supervisory Board) on a regular basis, the term of office was reduced from six to four years.
The concept of Independent Members for the Supervisory Board as defined in the Internal Regulations will be amended to comply with the criteria laid down in the AFEP-MEDEF report.
In the event that there is a business relationship between a member of the Supervisory Board and the Group, the Supervisory Board shall evaluate the significance of the relationship following notification by the Appointments and Remunerations Committee with reference to the definition in the AFEP-MEDEF report, under which a Director is classified as independent "when there is no relationship of any kind whatsoever with the Company, the Group, or the top management team, which might compromise the individual's freedom of judgment."

The Supervisory Board takes account of the frequency of attendance of the members at the meetings organized by the Board and the Specialist Committees when distributing Directors' fees.
The Supervisory Board members (including the permanent representatives of legal entities at the Supervisory Board) and of the Board of Directors of Teleperformance are reminded of their duty to hold Teleperformance shares and to register their entire shareholding and that of their under-age children and their spouses.
The members have been informed of the duty incumbent upon them to declare directly to the Stock Market Authority any operations involving Teleperformance shares, which are carried out by them or persons with whom they have close personal ties.
The Articles of Incorporation of the Company have been updated in this respect in order to include the provisions of the law in force arising in particular from the Order of June 24, 2004 and the Breton Law of July 26, 2005.
Within the context of its permanent control over the company management and in compliance with its Internal Regulations, the Supervisory Board:

- Shall, whenever it considers it appropriate, issue a notice on the advisability of the strategic choices presented (strategy options, annual budget, and any significant transaction contemplated by the Board of Directors, which is not included in the budget or does not fall within published strategy)
- Shall issue a notice a posteriori on the advisability of the management decisions of which it is made aware, in particular through the quarterly report submitted by the Board of Directors
- Shall monitor observance of equality between the shareholders
- Shall present its observations on the Board of Directors' report and the annual financial statements to the annual Shareholders' General Meeting
- Shall approve the draft report of the Chairman on the operation of the Board and internal control

Formal limitation of the powers of the Board of Directors
The Board of Directors is not authorized to dispose of property, to sell off all or part of the Company's interests, and may only provide sureties to guarantee the commitments undertaken by the Company up to a limit of €1.5 million per commitment. When any such commitment should

exceed this threshold, it may only be agreed by the Board of Directors subject to the prior authorization of the Supervisory Board, in compliance with Article 28.2 of the Articles of Incorporation.
Sureties, endorsements and guarantees given by the Company for the commitments of any third party, in particular another company in the Group, may only be granted by the Board of Directors to the total annual extent of €20 million determined by the Supervisory Board, or on special authorization from the Board.
Article 15 of the Articles of Incorporation provides that members of the Board of Directors may be removed by the Shareholders' meetings or the Supervisory Board.
Article 18 of the Articles of Incorporation provides that members of the Board of Directors who are invested in the roles of Chairman and top executives may be dismissed, at any time, simply by a decision of the Supervisory Board.

2.2.2 The Audit Committee and the Appointments and Remunerations Committee
In order to achieve its mission, the Supervisory Board is assisted by two permanent Specialist Committees that report to it:
- The Audit Committee
- The Appointments and Remunerations Committee

The Audit Committee
The activity of the Audit Committee falls within the remit formalized by its Internal Regulations, which were adopted by the Supervisory Board on June 26, 2003 and amended on March 28, 2005. An update is currently in progress.
The Audit Committee's role is to prepare and facilitate the control work carried out by the Supervisory Board. In this respect, it reports on its work to the Supervisory Board, in particular in relation to:
- The consolidated and parent company financial statements
- The review of the provisions for internal control within the Group
During the financial year 2006, the Audit Committee met four times. The attendance rate at meetings of the Audit Committee stood at 93% over the year 2006. These meetings are covered by detailed Activity Reports, which are presented during the Supervisory Board meetings.
The Audit Committee examined all matters requiring particular attention, which are discussed below. The Committee was able to inform the Supervisory Board that it had no objections thereto.

The following matters were discussed:
- Review of the report by the Chairman of the Supervisory Board on internal control
- Final internal audit schedule for 2006 and detailed examination of the audit programs
- Update on the AFEP-MEDEF report "Corporate Governance of Listed Companies" and review of proposals to put forward to the Board
- Report on internal audit missions for 2006 and examination of the conclusions in reports
- Auditors' presentation of their work
- Examination of the closing of accounts for the year 2005 including the financial structure of the Group and review of the press release about financial year 2005: "Results exceeding the objectives announced in November 2005"
- Update on the work relating to the internal control system carried out by the project management group under the aegis of the Stock Market Authority
- Examination of the Group's consolidated accounts for 1st Quarter 2006
- Update on the launch of the capital increase in order to finance the Group's expansion program
- Review and examination of the work carried out on the management of foreign exchange risk
- Update on the Group's new website and in particular on the section dedicated to financial information
The Auditors have taken part in all these meetings. They presented their conclusions regarding the financial statements to the Committee, to whom they also reported on the key points in the results and the estimates used in the accounts on that occasion. Furthermore, they took part where necessary in the debates on matters related to the Group's internal control procedures.

Internal Audit Department
The Internal Audit Department was set up in 2003. From an administrative perspective, this Department reports to a member of the Board of Directors, and from a functional perspective to the Audit Committee. The Internal Audit Department carries out the missions included within the annual schedule validated by the Group's management team and reviewed by the Audit Committee.

The operating rules of the Internal Audit department were defined in its Charter, which makes reference to the IFACI (French Audit and Internal Control Institute) professional standards. This Charter and the internal audit policy of the Group set out the internal audit principles and the operation of the main bodies involved in monitoring the Group's internal control system.

These two reference documents are available on the Group Intranet. The resources implemented, the methodologies used, and the means for communication of the results of the internal audit missions are similarly available to the managers in the Group.

In respect of its missions, the Internal Audit Department defines action plans aimed at effecting permanent improvements in the internal control processes in collaboration with local management and under the supervision of the Group's top management team. In 2006, 19 audit missions were carried out in the subsidiaries of the Group by the Paris and Miami audit teams.

These audits focused in particular on the control procedures implemented at a local level. The Internal Audit Department contributes to developing the internal control reference documents for use by the entire Group.

The Appointments and Remunerations Committee
The Appointments and Remunerations Committee issues advisory opinions in particular on:
- The calculation of the remuneration and benefits in kind allocated to the members of the Board of Directors and the

main Managing Directors of the Group subsidiaries
- Candidates to become members of the Board of Directors and the Supervisory Board
- The general policy for the allocation of share purchase or subscription options and the allocation of bonus shares.

The operation of the Appointments and Remunerations Committee is determined by its Internal Regulations, which were adopted by the Supervisory Board on June 26, 2003. An update is currently in progress.
During the course of the year 2006, the Appointments and Remunerations Committee met three times. Attendance rate was 91% for the year 2006. The following matters were discussed:
- Review of the criteria for independence of the members of the Supervisory Board and the terms of office for members of the Specialist Committees
- Analysis of the variable part of the remuneration allocated to the main Managing Directors of the Group on the basis of quantitative and qualitative criteria set by the Board on June 23, 2005
- Analysis of the policy and conditions for allocation of bonus ordinary shares to certain employees and corporate officers

Furthermore, a special commission comprising one member of the Remunerations Committee and two independent members of the Supervisory Board examined the non-compete clauses of the main Managing Directors and submitted a full report on the subject to the Board meeting held on March 16, 2006.

2.2.3 The Executive Management of the Group

In order to ensure fast and efficient deployment of the strategic guidelines of the Group, a regional management organization was set up in 2003.
For the European zone, six regional management structures were defined:
- Scandinavia
- United Kingdom
- Eastern Europe
- Central Europe
- Southern Europe
- France

For the Americas and the Rest of the World, a management company (TGI) was set up in Miami. This was reinforced in 2005 with the creation of a general management team specifically in charge of operations in South America and Mexico.

2.3 The main internal control procedures implemented

2.3.1 General organization

2.3.1.1 Description

The Group's expansion over the last few years has largely been achieved through an external growth strategy.
In this context, while defining control at Group level by means of centralized procedures, the Group has also opted for maintaining the use of decentralized procedures in the individual subsidiaries.

2.3.1.2 Centralized procedures

The internal control procedures centralized at headquarters level cover areas common to all the companies within the Group. These procedures may be of a financial, a legal, or a commercial nature.

Financial procedures

The Group's Financial Department has implemented procedures covering foreign exchange and interest rate risks. The objectives of these procedures are three-fold: to control foreign exchange and interest rate risks within the Group, maintain sales margins, and control the level of financial costs. This year, these procedures were reviewed with the support of an external firm specializing in this field. The results of this analysis underline the importance that should be given to the priority processing of certain currency positions, in particular those in respect of the Dollar.
The policy implemented for the management of exchange rate and interest rate risks falls within the management framework applicable to the Group, which defines the exchange rates or interest rates to protect, the strategy to adopt, and the rules of prudence to be applied.
The financial procedures, whether or not centralized, in respect of the processing of financial data are detailed in a specific section hereinafter.

Legal procedures

The Group's Legal Department has for several years implemented a monitoring system for the brands used and registered by the companies within the Group, and in particular a system for a worldwide monitoring of the corporate name and brand "Teleperformance" and its logo.
A procedure defining the powers of the Managing Directors of subsidiaries to commit them legally vis-à-vis third parties has been implemented under the supervision of the French and International Legal Departments and the Group's top management.
Similarly, in order to protect the know-how developed by the Group against any possible transfer outside the Group, the Legal Departments have implemented a procedure to review the contracts of the managers of the companies within the Group.
In order to reduce the exposure to legal risks inherent in contracts, the Group has also defined the principles for drafting certain clauses which present a specific risk related to the business activity, and also for drafting responses to calls for tenders. Any departure from these principles is submitted to a specific approval procedure.

Commercial procedures

In order to manage its commercial processes, the Company has prepared a corpus of best practices to be followed. Best practices are collected in a formal document, enabling a standardized approach to managing calls for tender. This approach makes it possible to control the decision-making process and monitor the main contracts signed in the recent past.
Key international calls for tender are directly managed from

headquarters in Paris or Miami.

2.3.1.3 Decentralized procedures

The internal control procedures are decentralized at the level of each subsidiary, where the management team is responsible for their implementation in order to prevent risks and observe local legislation in force.

The work carried out for identifying and monitoring the main risks is based on studies or analytical matrices used within the Group. This is then validated during the Board Meetings of each subsidiary, where the measures to be taken and defined are the subject of an annual action plan. In this respect, legal and operational control procedures make it possible to ensure the proper development of operations of each subsidiary in its market, in compliance with local social legislation and human and social factors.

2.3.2 Control procedures in respect of the processing of financial data

2.3.2.1 A unified consolidation and management system

Introduction

Monthly reporting, budgets, and the consolidation of accounting data are managed on a single IT system which is well-known in the market and used by other listed companies. It was implemented in order to change over to IFRS.

Controls

The objectives of the consolidation and management system in terms of control are as follows:

- Proceed with automated monitoring of the consistency of the financial data submitted by the subsidiaries
- Faster processing of the data submitted
- Increase the degree of homogenization via formatted submission and retrieval tables
- Apply the international accounting standards (IFRS). Definitions and accounting principles are available to all users in the software

These tools are intended to improve the reliability of the data transferred and also gain in data processing efficiency.

Training

Training sessions, bringing together the finance managers of the Group subsidiaries, were organized in order to ensure proper use of the system and improved knowledge of the corporate rules.

2.3.2.2 Reporting procedure

Introduction

The subsidiaries prepare a detailed financial report every month in accordance with the model selected by the Group. This model has been developed so as to permit precise analysis of the formation of financial flows, as well as that of revenues by comparing them with the budgets.

The reporting procedure thus aims to supply the top management team with a detailed analysis of the evolution of results, specific key indicators, and allows them to measure the efficiency of the organization that has been implemented.

Reporting stages

The reporting stages may be summarized as follows:

- Preparation and approval of an detailed annual budget, which is then split out by month
- Monthly reporting of results, cash and cash equivalents, and investments
- Detailed analysis of variations at least every three months at executive committee meetings
- Regular budget reviews at executive committee meetings

Control over reporting stages

The results and forecasts are reviewed on a monthly basis such as to ensure that the objectives are achieved. The monthly budget is used as a control tool to validate and analyze the actual monthly results. Regular follow-up of the results makes it possible to take the necessary corrective measures where necessary.

2.3.2.3 Procedure for submission and consolidation of data

Introduction

The published consolidated financial statements are prepared by the Finance Department on the basis of the audited financial statements of the subsidiaries.

The financial statements are prepared by the subsidiaries in compliance with the Group's accounting regulations and following a calendar defined by the Finance Department.

The main accounting options and estimates used by the Group are applied prior to the closing of the accounts with the auditors.

Group controls

The data transferred by the subsidiaries is verified by the consolidation team at headquarters, which carries out consistency checks and validates the accounting entries presenting the highest risks prior to the consolidation of the financial statements.

These financial statements are consolidated at Group level without any intermediate consolidation. The Group Finance Department is therefore the only body empowered to make consolidation accounting entries.

Furthermore, the managers of the subsidiaries make a formal undertaking to the Group top management team as to the true and fair view presented by the financial statements, the absence of fraud and the compliance with legal and regulatory provisions.

Finally, the consolidated accounts are presented by the Group Finance Director to the Audit Committee, which examines them in preparation for the meetings and deliberations of the Board of Directors, which finalizes them, and for the Supervisory Board meetings during which they are approved.

External controls

The auditors of the parent company audit the consolidated financial statements. The financial statements submitted by the subsidiaries are subject to systematic audit by the local auditors.

The auditors, within the framework of their mission, prepare letters of recommendation on the procedures and the accounts which are subject to follow-up at the Board Meetings of the subsidiaries, attended by members of the Group's Board of Directors.

Furthermore, letters of representation are also signed by the Managing Directors of the Teleperformance companies addressed to the auditors. These attest to the compliance with the Group's accounting regulations and the absence of any major deficiency in the internal control system of the subsidiary.

2.3.3 Management and industry procedures

2.3.3.1 Standards at the core of internal control

Greater control of the business activity
Whether applicable more particularly to management, such as the ISO 9001 standards, or to the telemarketing business, such as the COPC (Customer Operations Performance Center) standard, recognized international standards allow greater control of the business activity and on that basis form an integral part of the internal control mechanisms.

A consistency factor
The application of these standards makes it possible to establish greater consistency within the global network of our Company. It also makes it possible to offer superior quality assurance.

2.3.3.2 ISO 9001

A management standard
The ISO standards in the 9000 series in force in 23 of our subsidiaries, representing 70% of Group revenues, are management system standards, that is to say, they deal with what the entity does to manage its processes or activities.
These standards rely on eight principles. Among these, three are linked directly to the concept of internal control. These are the principles of:
- Leadership
- Involvement of employees
- Process approach

Improvement in internal control
The principle of Leadership assumes that the Managing Directors create and maintain an internal environment in which individuals may become fully involved in the achievement of the objectives of the entity. From this principle, it follows that common values and models of behavior based upon equity and ethics are created and maintained at all levels of the entity.
The "Process Approach" of the ISO standard assumes that clear responsibility is set out for the management of key activities. Similarly, the risks, the consequences, and the impacts of business activities on customers, suppliers, and other interested parties are assessed.

2.3.3.3 COPC

An industry standard
On January 20, 2004, our Company announced its partnership with the Customer Operations Performance Center Inc. (COPC) based in Amherst, New York, with the aim of obtaining the COPC-2000® certification in its contact centers specializing in inbound activities within the Americas region.

The COPC-2000® standard supplies the management team of contact centers with the necessary information to improve their operational performance. The COPC certification also provides a model for global performance management linking all business areas of the company.

Better service quality
Since 2005, Teleperformance has continued with the certification of its contact centers specializing in inbound activities within the Americas region via the COPC-2000 multi-site certification procedure. In 2006, the Group also adopted this certification approach for Europe.
With this multi-site certification procedure, the Group can develop its own team of internal COPC auditors and therefore increase efficiency in all the companies involved in this certification process.

Other industry certifications
Within the context of its operations, Teleperformance systematically aims to obtain certifications issued by their customers, where they exist. Such certifications, and in particular those obtained latterly in the United States and in Mexico for payment services, ensure the companies' observance of strict control procedures intended to guarantee constant compliance with security and/or quality standards and processes.

2.4 Outlook

Harmonization and continued improvement in our internal control system, whether in the context of the implementation of industry standards or Group standards are the two axes which the Group will continue to develop throughout 2007, with respect to the recommendations of the Stock Market Authority of January 22, 2007 on "Internal Control Procedure: Framework Agreement."
Through this procedure, the Group considers that it is in a position to optimize the conditions to pursue the creation of long-term value

Statutory Auditors' Report
(L. 225-235 of the Commercial Code)

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders

In our capacity as statutory auditors of Teleperformance S.A., and in accordance with article L. 225 235 of the Commercial Code, we report to you on the report prepared by the President of the Supervisory Board of your company in accordance with article L. 225-68 of the Commercial Code for the year ended 31 December 2006.

It is the responsibility of the President to give an account, in his report, notably of the conditions in which the duties of the Supervisory Board are prepared and organized and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:
- Obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the President's report
- Obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures of the company relating to the preparation and processing of financial and accounting information, contained in the report of the President of the Supervisory Board prepared in accordance with article L. 225-68 of the Commercial Code.

Mérignac and Maisons-Alfort, April 27th, 2007

The Statutory Auditors

KPMG Audit of Department of KPMG S.A.	BDO MG Sofintex
Eric Junières	Jean Guez
Partner	Partner

3.4.5 Workforce, Employee Share Ownership, Share Options

1. Workforce

Distribution of workforce by category at December 31
Information related to the workforce is shown in Chapter 3-6 Reports and resolutions submitted to the Combined General Meeting of June 1, 2007

Employee share ownership
Employee share ownership agreements: None

Shares owned by the members of the Board of Directors and the Supervisory Board
At March 13, 2007, on the basis of the declarations made by the interested parties and of the share register listing the registered shares, the members of the Board of Directors and the Supervisory Board held 3,515,651 shares, representing 6.38% of the share capital and 9.66% of the voting rights.

2. Share options

2.1. In the Company
At March 15, 2007, there were 2,429,724 potential new shares deriving from the four option plans listed below:

a. Teleperformance share option plan "A" decided upon by the Board of Directors on June 25, 2001, following authorization by the Extraordinary General Meeting held on the same day.
On June 25, 2001, the Board of Directors, upon the authorization of the Extraordinary General Meeting of the same day, decided to cancel the share option plan agreed upon on July 13, 2000 in respect of 595,750 new shares at a price of €41.20 each, and to allocate, in the same proportions, a new share subscription option plan for the same number of Teleperformance shares at a price of €29.37 each to the 435 managers and employees of the Group who had individually waived their options under the July 13, 2000 plan. Initially exercisable as of June 25, 2006, the exercise date of this new plan was extended until June 25, 2007 inclusive, by the Ordinary and Extraordinary General Meeting of June 1, 2006. Furthermore, the number of new shares allocated within this plan was adjusted as a result of the capital increase carried out in November 2006, and rose to 634,161 shares at the adjusted price of €27.60 each.
These new shares will be merged with the old shares following the payment of the dividend relating to financial year 2006.

b. Teleperformance share option plan "B" decided upon by the Board of Directors on June 25, 2001, following authorization by the Extraordinary General Meeting held on the same day.
On June 25, 2001, the Board of Directors, upon the authority of the Extraordinary General Meeting of the same day, decided to allocate a share option plan including 239,000 new Teleperformance shares with a unit price of €29.37,

assigned to 52 managers and employees of the Group. Initially exercisable as of June 25, 2006, the exercise date of this new plan was extended until June 25, 2007 inclusive, by the Ordinary and Extraordinary General Meeting of June 1, 2006. Furthermore, the number of new shares allocated within this plan was adjusted as a result of the capital increase carried out in November 2006, and rose to 254,349 shares at the adjusted price of €27.60 each.
These new shares will be merged with the old shares following the payment of the dividend relating to financial year 2006.
On March 13, 2007, 30,702 new shares were issued under both option plans "A" and "B" decided upon by the Board of Directors on June 25, 2001, effective from January 1, 2007.

c. Teleperformance share option plan decided upon by the Board of Directors on June 24, 2004, following authorization by the Extraordinary General Meeting held on the same day.
On June 24, 2004, the Board of Directors, upon the authority of the Extraordinary General Meeting of the same day, decided to allocate a share option plan including 700,000 new Teleperformance shares with a unit price of €18.46, assigned to 86 managers and employees of the Group. The number of new shares allocated within this plan was adjusted to 745,250 shares as a result of the capital increase carried out in November 2006, and the subscription price was adjusted to €17.34 each.

The options may only be exercised as from June 25, 2008.

Options for subscription or purchase of shares granted to each corporate officer, and options exercised by corporate officers	*Number of options allocated/shares subscribed or purchased*
Options allocated to corporate officers during 2006	None
Options exercised by corporate officers during 2006	None

Options for subscription or purchase of shares granted to the ten employees excluding corporate officers who have received the most options, and options exercised by such employees	*Number of options allocated/ subscribed*
Options granted in 2006 by the issuer or any company in the group of companies eligible for stock option allocation to the ten employees of the issuer or any other company in the group who have received the most options	None
Options issued by the issuer and the aforementioned companies that were exercised in 2006 by the ten employees of the issuer or any other company in the group who have received the most options	None

d. Allocation of new bonus shares decided upon by the Board of Directors on August 2, 2006, following authorization by the Ordinary and Extraordinary General Meeting of June 1, 2006.

On August 2, 2006, the Board of Directors, following authorization granted by the Ordinary and Extraordinary General Meeting of June 1, 2006, to the extent of 2.30% of the share capital at the date of the Meeting, decided to allocate 776,000 new bonus shares of €2.50 par value to be issued in favor of 169 managers and employees of the Group.

The final allocation of the shares is subordinated to the terms and conditions determined by the Board of Directors, and will take place at the end of a two-year vesting period. Once granted, the shares will be non-transferable, non-assignable and non-tradeable for a period of two years.

These shares will be merged with the old shares following the payment of the dividend relating to the financial year prior to their issue.

As decided upon by the Board of Directors, the number of new shares allocated under this plan was adjusted to 826,666 bonus shares as a result of the capital increase carried out in November 2006.

Bonus shares awarded to each corporate officer in 2006	*Number of share awarded and adjusted*
- Christophe ALLARD	84,093
- Daniel JULIEN*	84,093
- Jacques BERREBI*	80,900
- Michel PESCHARD	13,838
Bonus shares awarded to the top ten employees excluding corporate officers of the Company	22,354

* As senior managers in TGI (USA)

2.2. Share option plans set up by companies under majority control

There is no share option plan decided upon by the companies under majority control.

3.5 Shareholding

3.5.1 Breakdown of Share Capital and Voting Rights

1. Change in the breakdown of share capital and voting rights

The table below specifies the breakdown of the share capital and voting rights over the last three years:

Shareholders	At March 18, 2005			At March 16, 2006			At March 13, 2007				
	Outstanding shares			*Outstanding shares*			*Outstanding shares*			*Outstanding & potential shares*	
	Number of shares	*% of capital*	*% of voting rights*	*Number of shares*	*% of capital*	*% of voting rights*	*Number of shares*	*% of capital*	*% of voting rights*	*Number of shares*	*% of capital*
Mr. Jacques BERREBI	2,599,585	7.36	5.98	966,693	2.74	2.50	920,000	1.67	2.41	1,000,900	1.74
Mr. Olivier DOUCE	2,469,550	6.99	9.64	2,111,980	5.98	9.0	1,989,980	3.61	5.69	1,989,980	3.46
Mr. Daniel JULIEN	1,518,436	4.30	6.79	574,221	1.63	2.27	574,221	1.04	1.49	658,314	1.14
BNP PARIBAS	3,571,823	10.11	15.68	-	-	-	-	-	-	-	-
Groupe Industriel Marcel DASSAULT (1)	2,829,672	8.01	10.14	2,294,308	6.50	10.0	2,632,901	4.78	7.13	2,632,901	4.58
Ms. Sylvie DOUCE	751,306	2.13	1.73	670,236	1.90	1.73	670,236	1.22	1.14	670,236	1.16
Other registered shareholders voting rights											
- double	170,541	0.48	0.79	154,488	0.44	0.80	163,471	0.30	0.55	163,471	0.28
- ordinary	90,726	0.26	0.21	65,289	0.18	0.17	52,231	0.09	0.09	52,231	0.08
Other shareholders	21,310,777	60.36	49.04	28,475,201	80.63	73.53	48,099,700	87.29	81.50	50,364,431	87.54
TOTAL	35,312,416	100	100	35,312,416	100	100	55,102,740	100	100	57,532,464	100

(1) A financial and property holding company located 9, Rond-Point des Champs Elysées, Paris, France

On January 11, 2006, ODDO Asset Management held 5.20% of the share capital, i.e. 1,836,060 shares, representing 4.22% of the voting rights.

On March 13, 2007, the members of the Board of Directors and Supervisory Board held a total of 6.38% of the share capital and 9.66% of the voting rights, and the Company owned 13,000 treasury shares under a liquidity agreement.

To the Company's knowledge, the personnel of the Group that are not corporate officers of Teleperformance hold 32,302 registered shares, on March 13, 2007, corresponding in particular to options exercised under option plans.

None of these shares is managed collectively under a company savings plan.
No shareholders' agreement, or any agreement of any nature whatsoever, has been declared to the Stock Market Authorities (including those resulting from the DUTREIL Law).

To the best of the Company's knowledge and belief, no agreement exists the exercise of which could, at a date subsequent to the signing of this document, result in an alteration of its control.

Each share of the Company gives one voting right, except where, under the shareholding terms and conditions as provided by the Articles of Incorporation, any specific share confers on its holder a double voting right.

The main shareholders do not have voting rights which are different to any other shareholder.
Conditions for granting double voting rights are described in detail in Chapter 3.3 - General Information.

2. Major changes in the breakdown of share capital over the last three years

- On January 5, 2006, Mr. Jacques BERREBI and Mr. Daniel JULIEN sold a block of 2 million shares, representing 5.7% of the share capital of Teleperformance through a private placement
- The BNP Paribas Group gradually sold its interest in Teleperformance between January 5 and March 1, 2006. On said date, this group held only 0.12% of the share capital and 0.11% of the voting rights in Teleperformance
- In the context of the increase in capital completed on November 3, 2006, Mr. Jacques BERREBI and GIM DASSAULT exercised part or all their preferential subscription rights associated attached to their shares:
  - Mr. Jacques BERREBI subscribed for 33,307 new shares at €22 each
  - GIM DASSAULT subscribed for 764,769 new shares at €22 each

3. Crossing thresholds:

The Company was informed that the following thresholds were crossed:
During 2006

ODDO Asset Management: on January 11, 2006, the threshold of 5% of the share capital was crossed upward following the purchase of 195,000 shares under a placement operation carried out on January 5, 2006.
ODDO Asset Management reported on this occasion that it held 1,836,060 shares on the date of the operation, representing 5.2% of the share capital and 4.22% of the voting rights.

MR. Jacques BERREBI: on January 10, 2006, the threshold of 5% of the share capital and voting rights was crossed downward following the sale of 1,200,000 shares under a placement operation carried out on January 5, 2006.
Jacques BERREBI reported on this occasion that he held 966,693 shares on the date of the operation, representing 2.74% of the share capital and 2.22% of the voting rights.

MR. Daniel JULIEN: on January 10, 2006, the threshold of 5% of the voting rights was crossed downward following the sale of 800,000 shares under a placement operation carried out on January 5, 2006.
Daniel JULIEN reported on this occasion that he held 574,221 shares on the date of the operation, representing 1.63% of the share capital and 2.02% of the voting rights.

BNP PARIBAS: on January 13, 2006, the threshold of 15% of the voting rights was crossed downward following the sale of shares on January 5, 2006.
The BNP Paribas Group reported on this occasion that it held 3,271,371 shares in total on the date of the operation, representing 9.26% of the share capital and 14.82% of the voting rights.

BNP PARIBAS: on January 31, 2006, the threshold of 10% of the voting rights was crossed downward by its subsidiary, Société Centrale d'Investissement, following the sale of shares on January 24, 2006.
The BNP Paribas Group reported on this occasion that it held 2,808,761 shares in total on the date of the operation, representing 7.95% of the share capital and 12.71% of the voting rights.

BNP PARIBAS: on February 9, 2006, the threshold of 5% of the share capital was crossed downward by its subsidiary, Société Centrale d'Investissement, following the sale of shares on February 3, 2006.
The BNP Paribas Group reported on this occasion that it held 2,413,087 shares in total on the date of the operation, representing 6.83% of the share capital and 10.88% of the voting rights.

BNP PARIBAS: on February 15, 2006, the threshold of 10% of the voting rights was crossed downward, following the sale of shares on February 9, 2006.
The BNP Paribas Group reported on this occasion that it held 1,989,204 shares in total on the date of the operation, representing 5.63% of the share capital and 8.93% of the voting rights.

BNP PARIBAS: on February 23, 2006, the threshold of 5% of the share capital was crossed downward by its subsidiary, Société Centrale d'Investissement, following the sale of shares on February 17, 2006.
The BNP Paribas Group reported on this occasion that it held 1,712,718 shares in total on the date of the operation, representing 4.68% of the share capital and 7.68% of the voting rights.

BNP PARIBAS: on March 8, 2006, the threshold of 5% of the voting rights was crossed downward following the sale of shares on March 1, 2006.
The BNP Paribas Group reported on this occasion that it held 43,826 shares in total on the date of the operation, representing 0.12% of the share capital and 0.11% of the voting rights.

GROUPE INDUSTRIEL MARCEL DASSAULT: on November 6, 2006, the threshold of 10% of the voting rights was crossed downward following a subscription in cash to an increase in capital.

The GIM DASSAULT Group reported on this occasion that it held 3,059,077 shares in total on the date of the operation, representing 6.50% of the share capital and 9.08% of the voting rights.
During 2007:

GROUPE INDUSTRIEL MARCEL DASSAULT: on February 23, 2006, the threshold of 5% of the share capital was crossed downward following the capital increase as a result of the OCEANE bond conversion on February 14, 2007. The GIM DASSAULT Group reported on this occasion that it held 2,632,901 shares in total on the date of the operation, representing 4.78% of the share capital and 7.13% of the voting rights.

MR. OLIVIER DOUCE: on April 4, 2007, for adjustment purposes, the threshold of 5% of the share capital was crossed downward following the capital increase as a result of the OCEANE bond conversion on February 14, 2007.
MR. OLIVIER DOUCE reported on this occasion that he held 1,989,980 shares in total on the date of the operation, representing 3.61% of the share capital and 5.69% of the voting rights.

ODDO Asset Management: on April 18, 2007, for regularization purposes, the threshold of 5% of the share capital was crossed downward following a subscription in cash to an increase in capital completed on November 6, 2006.
ODDO Asset Management reported on this occasion that it held 2,246,949 shares on behalf of funds it manages, representing 4.08% of the share capital and 3.81% of the voting rights.

3.5.2 Special Report on the Share Buy-Back Program

1. Buy-back program in progress

The Ordinary and Extraordinary General Meeting of June 1, 2006, after having read the Board of Directors' report, resolved in its tenth resolution that the Company may purchase its own shares for the purpose of:
- Canceling, in whole or in part, these shares up to a limit of 10% of the total number of shares per 24-month period, in connection with the authorization granted to the Board of Directors pursuant to the thirty-first resolution of the General meeting
- Implementing or honoring share option plans or other allotments of shares (purchase options or allocation of free shares) in favor of employees and corporate officers within the Group
- Implementing or honoring undertakings in connection with the issuance of securities carrying entitlement to share capital
- Retaining them with a view toward allotting them at a later date in payment or exchange, as part of the external growth strategy
- Authorizing an independent investment services company to handle the Company shares under a liquidity agreement in compliance with a code of conduct recognized by the French Stock Market Authority

As authorized by the General Meeting of June 1, 2006, the terms and conditions of the buy-back program are based on the following characteristics:
- The maximum purchase price per share is set at €40, exclusive of charges
- The maximum amount of funds allocated by the Company to this share purchase cannot exceed €141,249,640
- The maximum number of shares that may be repurchased may not exceed 10% of the total number of shares comprising the share capital on the date on which such purchases occur
- The number of shares that may be purchased by the Company with a view toward retaining them and allotting them at a later date in payment or exchange cannot exceed 5% of the total number of shares comprising the share capital at any time
- The maximum number of shares that may be held by the Company at any given time may not exceed the limit of 10% of the total number of shares comprising the share capital

The General Meeting of June 1, 2006 set the effective period of such authorization at 18 months commencing from June 1, 2006 until November 30, 2007.

2. Program assessment

The Company did not trade on the security market under this authorization in 2006.

ODDO Corporate Finance was mandated to implement a liquidity agreement effective on January 8, 2007 in compliance with the Code of Conduct established by the AFEI (French Association of Investment Firms) and approved by the French Stock Market Authority.

The following financial means allocated to the liquidity account include €2 million cash and 1,500 shares resulting from a previous share buy-back program.

Summary Report Chart
Report by the issuer on operations carried out from July 1, 2006 to March 31, 2007:
The only transactions completed pertaining to the buy-back program in progress are related to the liquidity agreement implemented by ODDO Corporate Finance and effective since January 8, 2007.

Situation at March 31, 2007

Number of shares cancelled over the last 24 months	-
Number of treasury shares	16,200
Number of treasury shares at program start	1,500
Number of shares bought since program start	993,620
Number of shares sold since program start	979,220
Book value of stock portfolio	€525,123
Market value of stock portfolio	€534,600

3. Description of the new buy-back program under Articles 241-1 et seq. of the general regulations of the Stock Market Authority (AMF)

Goals of the Share Buy-Back Program

During the Shareholders' Combined General Meeting of June 1, 2007, it will be proposed to renew the share buy-back program as of June 1, 2007 for 18 more months observing the goals set in the previous program.

The terms and conditions of the buy-back program will be similar, except for the maximum amount of funds the Company can dedicate to the repurchase of its own shares, which is recommended not to exceed €220,410,960.

Legal framework

The implementation of said program is subject to the approval of the Shareholders' General Meeting of June 1, 2007 under the following resolutions:

Resolutions of the Ordinary General Meeting

TENTH RESOLUTION

Authorization to engage in transactions involving Company shares

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for a shareholders' ordinary general meeting, having read the Board of Directors' report, and acting in accordance with Articles L. 225-209 et seq. of the Commercial Code, Articles 241-1 et seq. of the General Rules of the Stock Market Authority and European Commission Regulation No. 2273/2003 dated December 22, 2003:

1. Resolved that the Company may purchase its own shares by virtue of the present resolution, in compliance with existing legislation, rules and regulations according to positive law for the purpose of:

- Canceling repurchased shares, subject to the Meeting's adoption of the thirteenth resolution as stipulated hereunder or pursuant to a similar authorization

- Implementing or honoring share option plans or other allotments of shares in favor of employees and corporate officers, in particular:

  · By inviting employees of the Company or related companies, as specified under Articles L. 225-180 or L. 233-16 of the Commercial Code, to acquire shares, directly or through the intermediary of a corporate mutual fund [fonds commun de placement d'entreprise], in accordance with legal requirements, and in particular Articles L. 443-1 et seq. of the Labor Code

  · By granting share options and free shares to employees or authorized corporate officers of the Company or of affiliated companies, in accordance with Articles L. 225-177 et seq. and L. 225-197-1 et seq. of the Commercial Code

- Implementing or honoring undertakings in connection with the issuance of marketable securities carrying entitlement to share capital

- Retain them with a view toward allotting them at a later date in payment or exchange, as part of an expansion strategy

- Authorizing an independent investment services company to handle the Company shares under a liquidity agreement in compliance with a code of conduct recognized by the French Stock Market Authority

- More generally, carry out any transaction permitted by law

2. Resolved that:

- The maximum purchase price per share is set at €40, exclusive of charges

- The maximum amount of the funds the Company can dedicate to the repurchase of its own shares may not exceed €220,410,960

- The maximum number of shares that may be repurchased and held by the Company pursuant to the present resolution may not exceed the limit of 10% of the total number of shares comprising the share capital at any given time, being specified that the number of shares the Company may purchase during the buy-back program with a view toward retaining them and allotting them at a later date in payment or exchange under a merger, split-off or capital contribution transaction cannot exceed 5% of the share capital of the Company

- The maximum number of shares that may be held by the Company at any given time may not exceed the limit of 10% of the total number of shares comprising the share capital

- The acquisition, sale, exchange or transfer of such shares may be carried out at any time, including in the context of a public offering, in one or more installments, by any means, within such limits and in accordance with the terms and conditions stipulated by laws and regulations in force. These transactions may be completed, where applicable, by mutual agreement, through the sale of blocks of shares or the use of optional mechanisms or derivative instruments, with the exception of selling put options. The maximum portion of the share capital that may be transferred through blocks of shares is the total of the share buy-back program

3. Set the effective period of such authorization at 18 months from this Shareholders' General Meeting , canceling the period remaining under the previous authorization and replacing the former authorization set forth under the tenth resolution of the Shareholders' General Meeting of June 1, 2006, as of the effective date set by the Board of Directors.

4. Granted all powers to the Board of Directors, with right of delegation, to carry out such transactions, all formalities and declarations, to make any necessary adjustments related to equity transactions involving the Company and, more generally, do everything necessary to implement the present authorization.

Resolutions of the Extraordinary General Meeting

THIRTEENTH RESOLUTION

Authorization granted to the Board of Directors to cancel treasury shares held by the Company, up to a limit of 10% per 24-month period

The Shareholders' Meeting, acting in accordance with quorum and majority requirements for an extraordinary general meeting, having read the Board of Directors' report and the Auditors' special report, and acting in compliance with legal requirements, and in particular Article L. 225-209 of the Commercial Code:

1. Authorized the Board of Directors, to cancel, in whole or in part, the Company shares acquired by itself in connection with the implementation of the authorization set forth in the tenth resolution of the shareholders' ordinary general meeting, or already held by itself under previous authorizations, which it may do at its sole discretion, in one or more installments, up to a limit of 10% of the total number of shares per 24-month period, by recording the difference between the purchase value of the cancelled shares and their par value in the share premium and available reserve accounts, including partly in the legal reserve account up to 10% of the shares cancelled.

2. Set the effective period of such delegation of powers at 26 months commencing from today's date, canceling the time remaining under the previous authorization and replacing the authorization granted by the Shareholders' General Meeting held on June 1, 2006, under the thirty-first resolution dealing with the same subject matter.

3. Granted all powers to the Board of Directors, with right of sub-delegation, for the purpose of proceeding with the capital reduction(s), modifying the Articles of Incorporation accordingly, and carrying out all formalities required.

Terms and conditions

Maximum share of the capital to be purchased and maximum amount payable by Teleperformance
Pursuant to the provisions of Article L. 225-209 of the Commercial Code, the maximum share of the capital that Teleperformance may buy is 10% of the share capital, i.e. 5,510,274 shares at the date of the Shareholders' General Meeting on June 1, 2007 (assuming no option has been exercised since March 13, 2007). It is specified that the limit of 10% shall be applied to a capital that shall be adjusted, where applicable, by transactions on the capital after June 1, 2007. The Company undertakes, pursuant to the law, not to exceed the 10% limit of the total of its own shares in direct or indirect treasury shares or more than 10% of a given class. Considering the number of treasury shares already held (i.e., 16,200 shares representing 0.03% of the Company's share capital), the maximum amount authorized in theory would be €219,150,960 representing 5,494,074 shares or 9.97% of the share capital, within the limit of the amount of available reserves other than the legal reserve. The maximum purchase price per share, exclusive of charges, would be €40. As of today's date, the Company holds 16,200 treasury shares representing 0.03% of the share capital and declares that it complies with the provisions of Article L. 225-210 of the Commercial Code. The Company also undertakes to maintain a sufficient float that respects the thresholds as defined by Euronext Paris S.A.

The Company shall not hold directly or indirectly more than 10% of its share capital pursuant to the provisions of Article L.225-210 of the Commercial Code.

Terms and conditions to buy back shares
The shares may be bought when trading on the market or otherwise, in particular, by buying blocks of securities that may cover all securities held under the program (apart from buy-backs carried out to ensure the market liquidity), as well as by using derivative financial instruments, at any time, including in the public offer period within the limits that stock market regulations may allow and for all or part of the shares that may be bought back, always in compliance with regulations in force. Note that no sale of put options shall be used under the buy-back program and no derivative product shall be used for the purpose of ensuring liquidity of the market under a liquidity agreement. In any event, the Company undertakes not to increase the volatility of its share price with the use of derivative products.

Term and timetable of the buy-back program
Pursuant to the resolution that shall be submitted to the Company's Combined Ordinary and Extraordinary General Meeting of June 1, 2007, the authorization to buy back Company shares shall be granted to the Board of Directors for a term of eighteen months as from the date of said Meeting.

3.5.3 Regulated Agreements and Commitments with Related Parties

The list of regulated agreements and commitments provided for under Articles L.225-39, L.225-115, L.225-42-1, and L.225-22-1 of the Commercial Code made available to shareholders at the headquarters does not show any agreement that is liable to have a significant impact on the Company's financial situation.
In particular, there is no agreement and commitment between the Company and a shareholder holding in excess of 10% of the Company's voting rights.
The special report by the statutory auditors on regulated agreements and commitments for the 2006 financial year is set forth in page 81 of the Annual Report.
Transactions carried out with the related parties are set forth in Note X to the consolidated financial statements.

3.5.4 Stock Market Listing

1. Place of listing

EURONEXT Paris Stock Exchange, Compartment A, since January 18, 2007
Deferred payment service (ISIN code: FR0000051807)
Since October 21, 2000, the Teleperformance share has been listed on Euronext 150.
Since December 21, 2000, the security has been one of the components of the SBF 120 index.

Since December 18, 2001, the security has been part of the NEXTPRIME segment in the "Business Support Services" list. Since December 20, 2002, the security has been included in the Midcac index.

2. ISIN Code: FR0000051807

Ordinary shares

Monthly adjusted share price evolution over the last 18 months

	Highest Price (in €)	Lowest Price (in €)	Closing Price (in €)	Trades in number of shares	Trades in value (in €)	Number of trading sessions
2005						
Oct.	24.90	21.99	23.09	2 261,721	56,597,768	21
Nov.	25.54	22.64	24.72	2,978,853	77,627,633	22
Dec.	25.32	24.16	24.81	1,924,772	50,499,718	21
Total	25.54	18.00	24.81	24,407,736	586,226,715	257
2006						
Jan.	26.05	24.85	25.72	4,578,000	112,964,539	22
Feb.	26.63	25.30	26.31	3,479,422	96,663,148	20
Mar.	29.48	26.26	28.47	4,740,404	139,396,810	23
April	30.89	28.03	29.69	1 712,613	53,336,208	18
May	33.73	29.11	32.02	3,980,831	132,691,471	22
June	32.01	26.50	29.39	2,777,229	86,285,535	22
July	30.21	25.56	28.07	1,874,903	55,185,603	21
Aug.	28.65	25.73	25.90	2,915,838	85,326,066	23
Sept.	28.85	25.94	27.62	3,180,378	93,224,503	21
Oct.	30.04	25.79	28.31	9,577,675	268,164,025	22
Nov.	31.10	27.60	29.04	5,255,201	154,205,189	22
Dec.	29.49	28.12	29.46	2,801,306	80,637,582	19
Total	33.73	24.85	29.46	46,873,800	1,368,080,680	255
2007						
Jan.	33.50	29.50	33.08	6,267,677	200,038,363	22
Feb.	34.57	30.50	32.46	5,162,176	172,217,476	20
Mar	33.49	30.15	32.71	5,686,909	181,343,421	22

Source: EURONEXT Paris

3. Code ISIN: FR0010424556

New shares taking effect on January 1, 2007
First listing day: February 23, 2007

This listing includes all new shares issued due to the conversion of the OCEANE bonds which are no longer listed since February 26, 2007 and as a result of the stock options that have been exercised since January 1, 2007.

These new shares shall be fully merged with the Company's other shares after the payment of dividends for 2006 on June 4, 2007 as proposed by the Supervisory Board.

Monthly adjusted share price evolution.

	Highest Price (in €)	Lowest Price (in €)	Closing Price (in €)	Trades in number of shares	Trades in value (in €)	Number of trading sessions
2007						
February	33.00	30.08	31.22	26,307	808,708	4
March	32.55	29.50	32.35	59,476	1,857,637	20

Source EURONEXT Paris

4. ISIN Code: FR0010036954

OCEANE 3.25% bonds

Delisting on February 26, 2007

As authorized by the Supervisory Board, on January 14, 2007 the Board of Directors decided to proceed with the early redemption of the 7,393,256 outstanding bonds on February 23, 2007, pursuant to the terms and conditions specified in the agreement for the issue of the bond loan of December 3, 2003. Bondholders had the option to convert these bonds into shares up to February 14, 2007. 7,377,739 bonds were converted.

The 15,517 bonds that were not converted were redeemed on February 23, 2007.

OCEANE bond price evolution over the last 18 months

	Highest Price (in €)	Lowest Price (in €)	Closing Price (in €)	Trades in number of shares	Trades in value (in €)	Number of trading sessions
2005						
Oct.	27.10	26.50	26.50	3,485	93,669	3
Nov.	28.00	27.00	27.50	3,721	101,487	7
Dec.	28.75	26.20	27.60	1,567	42,450	10
2006						
Jan.	28.00	24.85	28.00	3,925	107,240	10
Feb.	28.50	26.25	28.00	949	26,319	5
Mar.	32.00	27.85	32.00	5,870	171,999	9
April	32.40	28.00	32.00	995	31,640	4
May	35.00	31.58	33.00	3,504	116,350	7
June	31.50	29.70	30.70	1,465	44,672	7
July	31.00	28.00	30.10	15,483	464,807	6
Aug.	31.85	29.00	29.00	1,284,	38,438	7
Sept.	30.52	29.00	30.20	1,504	45,056	8
Oct.	32.40	28.50	31.00	14,102	414,824	16
Nov.	32.99	30.00	30.00	5,835	179,734	9
Dec.	31.00	29.81	30.25	982	29,995	5
Total	35.00	24.85	30.25	55,898	1,671,075	93
2007						
Jan.	34.65	31.50	32.60	3,699	124,258	12
Feb.	35.00	28.45	28.45	1,158	38,999	9

Source EURONEXT Paris

3.5.5 Dividends

1. Dividend policy

The Company is continuing its policy in terms of strong dividend increase and, during the General Meeting of June 1, 2007, shall propose a 23% dividend increase compared to last year.

Said dividend shall amount to €0.37 per share, for the 47,205,673 shares comprised in the share capital at December 31, 2006.

The table below shows the evolution of dividends paid by Teleperformance over the last five financial years

Dividend per share	*Dividend*	*50%*		*Other tax credits*	
Financial Year		Tax credit	Total income	Tax credit	Total income
2002	€0.18	€0.09	€0.27	€0.018	€0.198
2003	€0.20	€0.10	€0.30		
2004	€0.25	€0.075	€0.325		
2005	€0.30		€0.30		
2006	(*) €0.37		€0.37		

(*) proposed at the General Meeting of June 1, 2007

Dividends not claimed five years after their payment date shall lapse and be paid over to the French authorities.

3.5.6 Communication with Shareholders

Documentation

The Company provides its shareholders with the following:
- The annual report, published in French and English
- A half-year report, published in the "Bulletin des Annonces Légales Obligatoires" (BALO)
- General, economic and financial information on the Group, on the website www.teleperformance.com

The statutory documents (Articles of Incorporation, General Meeting minutes and auditors' reports) are available at the Legal Affairs Division, at the Company's headquarters.

Provisional schedule for financial announcements during the 2006/2007 financial year

Quarterly publications

1st Quarter: May 14, 2007
2nd Quarter: August 14, 2007
3rd Quarter: November 14, 2007
4th Quarter: February 14, 2008

Publication of results

Half-year results: August 30, 2007
Annual results: March 2008 (Week 12)

SFAF Financial Analysts Meeting

- May 23, 2007
- November 20, 2007

Combined Ordinary and Extraordinary General Meeting

- Thursday, June 1, 2007

Information Officer:
Mr. Michel PESCHARD,
Corporate Secretary,
Member of the Board of Directors
Tel.: +33 1 55 76 40 80

3.6 Reports and Resolutions Submitted to the Combined General Meeting of June 1, 2007

3.6.1 Management Report of the Board of Directors on the Consolidated and Parent Company Financial Statements

1. Review of Group financial position and net profit (in millions of euros)

1.1 The Group's results in 2006:

A/ Sales

Consolidated revenues amounted to €1,385.2 million, i.e. a 15.8% increase based on published data.

Excluding the foreign exchange effect, consolidated revenues increased by 14.7%.

On a comparable basis (excluding foreign exchange and scope of consolidation effects), the Group's revenues grew by 11.8%, spread uniformly across the network:

- NAFTA region: +11.1%
- Europe: +12.3%
- Other: +12.2%

The principal external growth transactions involved:

The NAFTA region, with the acquisition of MCCI (Canada) in December 2005, which was consolidated as of January 1, 2006, and Europe in the following countries:

- Russia: Direct Star, acquired in January 2006
- Hungary: Photel, consolidated as of July 1, 2006
- Switzerland: SCMG, consolidated as of December 1, 2006

The percentage breakdown of revenues per region changed as follows:

In %	*2006*	*2005*	*Change*
Europe	46.5	48.6	-2.1
including France	21.4	23.4	-2
NAFTA*	41.0	40.0	+1.0
Other	12.5	11.4	+1.1
Total	100	100	

* North America and Mexico

B/ Profitability

Net operating profit before financing costs amounted to €131.3 million, versus €106.1 million in 2005, an increase of nearly 24%.

This gives an operating margin of 9.5% of revenues, versus 8.9% in 2005.

These figures include the two following items:

- An expense of €5.2 million, equal to the value of benefits acquired by employees under share option plans in June 2004 and August 2006 and
- Net proceeds of €4.2 million, generated by the sale of financial investments and investment property during 2006.

EBITDA (Earnings Before Interest, income taxes and Depreciation and Amortization) amounted to €186.9 million, or 13.5% of revenues.

Net financial expense increased by €3.1 million, amounting to €15.3 million, versus €12.2 million in 2005. €1.7 million of the increase resulted from applying IAS 32/39, which entailed a 2006 financial expense of €5.9 million versus €4.2 million in 2005.

Income taxes rose to €41.9 million versus €33.1 million in 2005.

The effective tax rate was 36.1%, versus 35.2% in 2005.

This rate was impacted by consolidation adjustments from the application of IFRS (impairment loss, share-based payments, OCEANE bonds, interest rate swaps and financial expenses related to minority shareholder commitments), which were not tax deductible.

Excluding the effect of these items, the effective tax rate was 32.6% in 2006, versus 31.4% in 2005.

The Group's profit after tax amounted to €74.1 million, versus €62.3 million in 2005.

Net profit attributable to equity holders of the parent amounted to €70.9 million, versus €58.3 million in 2005, an increase of nearly 22%.

1.2 Group Cash and Capital

Long and short-term capital

Long-term capital

At December 31 (in millions of euros)	*2006*	*2005*	*2004*
Shareholders' equity	739.4	440.7	350.5
Non-current financial liabilities	85.3	228.8	214
Total net non-current capital	824.7	689.4	564.4

Short-term capital

At December 31 (in millions of euros)	*2006*	*2005*	*2004*
Cash and cash equivalents	458.8	197.9	157.0
Current financial liabilities	245.5	147.7	77.4
Cash surplus net of current financial liabilities	213.3	50.2	79.6

Cash flow statement

(in millions of euros)	*2006*	*2005*	*2004*
Internally generated funds from operations	141.7	120.5	90.3
Changes in Working Capital Requirements for operations	+0.5	-17.8	-37.6
Cash flow from operating activities	142.2	102.7	52.7
Investments & capital expenditures	-93.7	-64.9	-136.3
Proceeds from disposals of non-current assets	11.4	8.2	16.1
Cash flow from investing activities	-82.3	-56.7	-120.2
Proceeds from share capital increase	257.6	-	-
Dividends paid	-14.5	-5.6	-15.5
Net repayment of financial liabilities	-14.5	-21.1	-39.5
Cash flow from financing activities	228.6	-26.7	-55.0
Change in cash and cash equivalents	288.5	19.3	-122.5

A/ Consolidated financial structure at December 31, 2006

At December 31, 2006 the Group showed positive net cash of €128 million, versus a net indebtedness of €178.6 million at December 31, 2005.
Financial liabilities amounted to €330.8 million, including €158.3 million of OCEANE bonds.
At December 31, 2006, Total Consolidated Shareholders' Equity was €739.4 million, including €726.4 million as Group share, versus €426.7 million at December 31, 2005.
The main changes recorded in the balance sheet resulted from:
- The capital increase of a net amount of €257.1 million, completed in November 2006
- The reclassification as current financial liabilities of the OCEANE bonds following the decision taken in January 2007 to invoke the anticipated redemption provision, included in the Information Note
- The reduction in net consolidated indebtedness due to the significant increase in free cash flow from operating activities, which reached €82.7 million versus €55.2 million in 2005

B/ Cash flow

Internally generated funds from operating activities in 2006 amounted to €141.7 million, versus €120.5 million, an increase of 17.6%.
Financial year 2006 saw a sharp reduction in working capital requirements, which decreased by €0.5 million.
This improvement stems from:
- The sharp increase in sales experienced in late 2005, which contributed to increase working capital requirements at the balance sheet date, and
- The policy implemented within the Group since last year, aimed at reducing accounts receivable collection periods

As for tangible and intangible investments, in 2006 they represented a net amount of €59.5 million (not including finance lease transactions), versus €47.5 million in 2005. This figure includes €1.7 million from the sale of a building located in Puteaux (France).
Free cash flow amounted to €82.7 million, versus €55.2 million in 2005, i.e., an increase of nearly 50%.
Cash outflows related to external growth transactions represented €27.1 million in 2006, occurring mainly in Europe (Russia, Hungary and Switzerland) and in South America (Argentina and Brazil).
Disposals of investments in subsidiaries and affiliates created net cash of €4.2 million, resulting mainly from the disposal of non-strategic operations, as well as the sale of the Group's European Market Research operations.
Net cash inflows related to financing activities amounted to €228.6 million.
Dividends distributed by the Group amounted to €14.5 million, including €3.9 million distributed by subsidiaries to minority shareholders.
Financial liabilities decreased by a net amount of €14.5 million.
Considering all these transactions and excluding foreign exchange and scope of consolidation effects, in 2006 the Group's net cash position improved by €288.5 million, including €257.6 million from the capital increase.

2. Review of parent company financial position and income statement

2.1 Balance Sheet

INVESTMENTS

1/ Capital transactions:

The main transactions related to investments in subsidiaries and affiliates were as follows:
- Taking a controlling interest in the Swiss company SCMG, to create a stronger presence in this market
- Buying from minority shareholders some of their holdings in several subsidiaries located primarily in Latin America (Argentina) and Europe (Germany, Netherlands and Portugal)
- Transferring long-held investments in the Canadian subsidiaries Marusa Marketing and TP Canada to TGI, a wholly-owned subsidiary in charge of managing operations in Americas. This sale, part of a North American re-organization plan, created a total capital gain of €12.4 million in the

parent company financial statements. TGI's debt to Teleperformance from this transaction was capitalized at the same amount

-Subscribing to capital increases to the extent of €16.7 million in the subsidiaries Teleperformance France and SPCC (Brazil), in the latter case to finance a complete share buyback plan in its operating subsidiary TP CRM

- Selling the investment in the Italian company Grandi Numeri, which specializes in telephone market research. This transaction, part of our policy of refocusing on Inbound business, produced a capital gain of €1.7 million.

Also as part of the refocusing policy, the company sold its Market Research operation run in France by its subsidiary Teleperformance France, which had handled the business under contract management.

2/ Other financial transactions

Loans granted to subsidiaries amounted on December 31, 2006 to €50.6 million, consisting mainly of:

- A £17.1 million loan to MM Group. This debt has been hedged against foreign exchange risks in the form of a swap of €13.2 million and an advance in foreign currency of £1.8 million.
- A US$15 million loan extended to TGI in 2006 to finance the acquisition of Canadian-based MCCI.

This loan is entirely hedged by a currency swap.

- An €8 million loan to the Brazilian subsidiary SPCC, granted at the end of the year.

Shareholders' equity

On November 3, 2006 the company's capital increased by €259 million, through the creation of 11,774,148 new shares, taking effect as of January 1, 2006.

Additionally, during the 2006 financial year 112,553 OCEANE bonds were converted into 119,109 new shares, taking effect as of January 1, 2006.

At December 31, 2006 share capital amounted to €118,014,182.50, comprising 47,205,673 shares with a par value of €2.50.

On July 17, 2006 a €0.30 per share dividend was paid.

Terms of borrowings and financing structure

At December 31, 2006, total financial liabilities amounted to €180.4 million, of which €161.5 million represented the December 2003 OCEANE bond issue.

The balance, i.e., €18.9 million, mainly consists of:

- A floating rate loan of €11.8 million coming due April 11, 2007, originally taken down at €47 million in 2002
- US$5 million in floating rate foreign currency advances to hedge loans for the same amount granted to Mexican and Philippine subsidiaries
- £1.8 million of floating rate foreign currency advance to hedge a loan for the same amount granted to the British subsidiary MM Group

The terms of the covenants are described in Note III/13 to the consolidated financial statements.

Cash and cash equivalents

At December 31, 2006 the company had a net cash position of €314.5 million, versus €69.2 million at December 31, 2005. The net increase of €245.3 million may be analyzed as follows:

Capital increase	*+ 257.1*
Net cash flow from operating activities	+ 23.2
Net cash flow related to financial investments	+ 8.3
Net cash flow related to disposal of property, plant & equipment	+1.0
Net repayment of financial debt	- 33.8
Dividends paid	- 10.6
Total	+245.3

2.2. Income statement

Total revenues amounted to €34.6 million, versus €33.6 million in 2005.

They can be broken down as follows:

	2006	*2005*
Fees received from subsidiaries:	24.5	24.6
Sales	7.6	5.7
Other (such as property rentals)	2.5	3.3

The decline in other revenues is due to the reduction in rents after the sale of an investment property in Puteaux (Paris region).

Net income from operations was €11.4 million versus €12.3 million in 2005.

The financial result amounted to €27.4 million, compared to €5.6 million in 2005 and may be broken down as follows:

	2006	*2005*
Dividends	18.2	11.9
Financial interest (net)	+0.7	-1.3
Debt forgiveness	-	-1.6
Provisions for write-downs (net)	+8.5	-3.4

Profit on ordinary activities before tax was €38.8 million, versus €17.9 million.

Exceptional items amount to €14.8 million, of which €13.8 million derived from the sale of investments in subsidiaries and affiliates and the remainder, €1 million, from the sale of investment property.

After income taxes of €5.0 million, net income came to €48.6 million, versus €13.6 million in 2005.

Statement of financial results over the last five years

	2002	*2003*	*2004*	*2005*	*2006*
I Year-end financial position					
Share capital	87,464,600	88,281,040	88,281,040	88,281,040	118,014,183
Number of shares issued	34,985,840	35,312,416	35,312,416	35,312,416	47,205,673
Maximum number of future shares to be created					
- Through the exercise of subscription rights	(*)1,107,590	(*)834,750	(*)1,534,750	(*)1,534,750	(*)1,633,760
- Through the award of bonus shares					(**)826,666
- Through bond conversions	81,120	7,521,326	7,521,326	7,521,326	7,882,875
II Overall operating income					
Revenues exclusive of taxes	26,566,308	24,160,850	26,386,485	33,565,498	34,600,546
EBITDA	24,303,511	-2,467,185	30,245,524	22,203,659	45,253,264
Income tax	4,034,039	4,016,060	2,673,452	4,224,624	5,028,802
Earnings after taxes, depreciation and provisions	15,504,994	-2,106,432	20,523,976	13,597,162	48,650,339
Distributed earnings	6,297,451	7,062,483	8,828,104	10,593,725	17,466,099
III Earnings per share					
Earnings after tax but before depreciation and provisions	0.58	-0.18	0.78	0.51	0.85
Earnings after tax, depreciation and provisions	0.44	-0.06	0.58	0.39	1.03
Dividend per share	0.18	0.20	0.25	0.30	0.37
IV Employees					
Number of employees	28	31	31	31	31
Total payroll	3,231,757	2,691,600	2,977,187	3,813,663	3,967,838
Employment benefits paid (social security, welfare actions etc.	1,035,129	1,135,126	1,110,427	1,421,627	1,455,022

(*) After authorization given to the Board of Directors to grant share options (EGMs of June 23, 1997, June 30, 1999, June 25, 2001 and June 24, 2004)
(**)After authorization given to the Board of Directors to grant bonus shares (EGM of June 1, 2006)

3. Trends and outlook

The objectives for the year 2007, i.e., an increase in revenues and results, which had been announced in November 2006 are considered as being no longer up-to-date, as a consequence of the significant transactions completed in the first quarter 2007, such as:

- Acquisition of the twenty4help Group, representing annual revenues close to €100 million,
- Sale of our shareholding in the US subsidiary Noble Systems Corporation, with forecast revenues of US$30 million for 2007.

Moreover, further factors such as the euro/dollar exchange rate fluctuations and the conversion of OCEANE bonds in

February 2007 alter the factors considered when determining the initial objectives announced in November 2006.

Therefore, during our next financial meeting on May 23, 2007, the Group will present its latest objectives taking this new data into consideration based on updated market information.

Risks and uncertainties
Group operations are exposed to market risk (sensitivity to business and financial factors), as well as to political and geopolitical uncertainties due to the global nature of our operations.
A detailed description of these risks is given in the "Introduction to the Business" section of the Annual Report (§ 3.2.6: Risk Factors).
A detailed description of financial instruments as they pertain to financial risk management within the Company and the Group is also included in the Annual Report (§3.2.6: Risk Factors).

4. Further information

4.1 - Workforce and remunerations- France's "Nouvelles Régulations Economiques"
The following personnel data relate only to the Contact Center Division

Breakdown of average workforce by category

	2006		
	Managers	*Employees*	*Total*
Permanent contract	3,289	54,523	57,812
Fixed-term contract	108	11,033	11,141
Subtotal	3,397	65,556	68,953
Temporary	30	3,531	3,561
TOTAL	3,427	69,087	72,514

	2005		
	Managers	*Employees*	*Total*
Permanent contract	3,203	46,955	50,158
Fixed-term contract	101	8,674	8,775
Subtotal	3,304	55,629	58,933
Temporary	32	4,751	4,783
TOTAL	3,336	60,380	63,716

Breakdown of average workforce by gender

	12/31/2006	*12/31/2005*
Men	29,877	25,914
Women	42,637	37,802
TOTAL	72,514	63,716

Breakdown of average workforce by geographic area

	12/31/2006	*12/31/2005*
Europe	22,807	20,704
NAFTA	22,557	18,740
Rest of the World	27,150	24,272
TOTAL	72,514	63,716

Information about the Contact Center Division in France and abroad

TRAINING	In-house(**)	External	Total
Total annual amount of training expenses (in euros) *	45,279,680	1,894,853	47,174,533
Number of managers trained	761	833	1,594
Number of employees trained	103,927	1,980	105,907
TOTAL	104,688	2,813	107,501
Men	46,503	1,363	47,866
Women	58,185	1,450	59,635

(*) Revenues, social security contribution, trainers and trainees' travel expenses
(**) including TP Institute

Information about the Contact Center Division in France only
Length of working time:
Pursuant to the French regulation, the standard average weekly working time of a full-time employee is 35 hours, all categories included.

Absenteeism
We registered 164,660 days of absenteeism in 2006, of which 55.95% is due to illness/maternity leave, 2.38 % due to accident/traveling and 41.67 % due to other causes. The number of days is calculated over all contact centers located in France, includes all categories and does not take paid time off and French RTTs (Reduction of working time) into account.

Social welfare initiatives
The total budget allocated by the Contact Centers located in France to social welfare initiatives amounted to €4,721,608 in 2006, of which 76.31% for meals, 14.71% for worker's councils, 1.21% for transportation and 7.77 % for housing.

Change in workforce by category

Managers	*Permanent contract*	*Fixed-term contract*	*Temporary*	*Total*	*Including Disabled*
01/01/2006	**3,305**	**115**	**74**	**3,494**	**5**
Structural (1)	32	-31	-	1	-
Hiring	183	27	9	219	5
Positions eliminated	-149	-	-	-149	-
Dismissals for individual reasons	-36	-	-	-36	-
Transfers	94	-16	-2	76	-
12/31/2006	**3,429**	**95**	**81**	**3,605**	**10**

Employees	*Permanent contract*	*Fixed-term contract*	*Temporary*	*Total*	*Including Disabled*
01/01/2006	**55,421**	**12,153**	**6,311**	**73,885**	**343**
Structural (1)	2,037	-527	-	1,510	-
Hiring	4,748	6,327	-600	10,475	65
Positions eliminated	-379	-426	-93	-898	-
Dismissals for individual reasons	-1,224	-955	-32	-2,211	-
Transfers	665	-444	-297	-76	-
31/12/2006	**61,268**	**16,128**	**5,289**	**83,685**	**408**
Total Workforce					
01/01/2006	**58,726**	**12,268**	**6,385**	**77,379**	**348**
12/31/2006	**64,697**	**16,223**	**5,370**	**86,290**	**418**

(1) Additions to scope: SCMG (Switzerland), TP Hungary, Direct Star, MCCI
(1) Removed from scope: Market Vision and Grandi Numeri, Noble Systems

Category breakdown of workforce at December 31

	2006			**2005**		
	Managers	*Employees*	*Total*	*Managers*	*Employees*	*Total*
Permanent contract	3,429	61,268	**64,697**	3,305	55,421	**58,726**
Fixed-term contract	95	16,128	**16,223**	115	12,153	**12,268**
Subtotal	3,524	77,396	**80,920**	3,420	67,574	**70,994**
Temporary	81	5,289	**5,370**	74	6,311	**6,385**
TOTAL	3,605	82,685	**86,290**	3,494	73,885	**77,379**

4.2 Share capital ownership

In compliance with Article L. 233-13 as amended of the French Commercial Code and in light of the information obtained per Articles L. 233-7 and L. 233-12 of said Code, we declare that to our knowledge the individuals and entities owning more than 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3, 90% or 95% of share capital or voting rights on the date of this report are as follows.

Thresholds crossed upward or downward since our 2005 annual report are indicated in the "Shareholding" Chapter on page 64 of this report.

In capital

5% threshold

None

In voting rights

5% threshold

- GIM DASSAULT
- Mr. Olivier DOUCE

4.3 Company shares held by employees

In compliance with the provisions of Article L. 225-102 of the French Commercial Code, we declare that, to the best of our knowledge and as of the date of this report, Group employees, excluding corporate officers of Teleperformance, own 32,302 registered shares in the Company, due especially to the exercise of options under our share option plans. None of these shares is managed collectively under a company savings plan.

4.4 Appropriation of profit

We submit for your approval the following appropriation of 2006 profit:

Profit for the period	€48,650,338.77
Retained earnings	€10,141,868.07
Total to be appropriated	€58,792,206.84
Added to legal reserves	-€2,973,314.25
Added to ordinary reserves	-€10,000,000.00
Distributable profit	€45,818,892.59
Total Dividend	-€17,466,099.01
Balance to retained earnings	€28,352,793.58

A dividend of €0.37 per share shall be paid on the 47,205,673 shares making up the Company's share capital at December 31, 2006.

In compliance with Article L 225-210 of the Commercial Code, the amount of dividends on the Company's treasury shares as of the dividend payment date will be allocated to Retained Earnings.

In compliance with Article 158-3-2 of the Tax Code, private individuals who are French tax residents will benefit from a 40% tax abatement on the €0.37 per share dividend when calculating personal income tax.

Previously paid:

- For financial year 2005 a dividend of €0.30 per share, on which private individuals who are French residents were entitled to a 40% tax abatement.
- For financial year 2004:
  - In December 2004 an interim dividend of €0.15 per share, on which private individuals who are French residents were entitled to a 50% tax credit
  - In June 2005 an additional dividend of €0.10 per share, on which these individuals were entitled to a 50% tax abatement
- For financial year 2003 a net dividend of €0.20 per share, on which private individuals who are French residents were entitled to a 50% tax credit.

4.5 Purchase of company's own shares in order to regulate the market price:

To meet the requirements of Article L.225-211 of the Commercial Code, we hereby declare that the Company holds 1,500 of its own shares at December 31, 2006.

No transactions to maintain the share price were carried out in 2006.

ODDO Corporate Finance was mandated to implement a liquidity agreement starting January 8, 2007 in compliance with the Code of Conduct established by the AFEI (French Association of Investment Firms) and approved by the French Stock Market Authority.

The resources allocated to the liquidity account include €2 million cash and the 1,500 shares from an earlier buyback program.

4.6 Share options and bonus shares granted by the company

We have summarized below the Company's current share option plans:

1/ Teleperformance share option plan "A" decided upon by the Board of Directors on June 25, 2001 following authorization by the Extraordinary General Meeting held on the same day, in respect of 595,750 new shares with a par value of €2.50 and a unit price of €29.37, awarded to 435 Group managers and employees who had surrendered their options granted on July 13, 2000, in the same proportions as these latter options.

Teleperformance share option plan "B" decided upon by the Board of Directors on June 25, 2001 following authorization by the Extraordinary General Meeting held on the same day, in respect of 239,000 new shares with a par value of €2.50 and a unit price of €29.37 each, awarded to 52 Group managers and employees.

- The expiration date of these two plans, initially set for June 25, 2006 was extended until June 25, 2007 inclusive by resolution of the Combined General Meeting of June 1, 2006
- Additionally, the number of new shares awarded under Plans A and B was adjusted as follows, pursuant to Articles D 174-8 and D 174-13 of the Commercial Code following the November 3, 2006 capital increase maintaining preferential subscription rights of shareholders:
  - Plan A: Number of new shares increased from 595,750 to 634,161
  - Plan B: Number of new shares increased from 239,000 to 254,349
- The new purchase price for plans A and B was adjusted to €27.60 per share.

As of the date of this report, under these two plans 30,702 new shares have been acquired in 2007, all taking effect on January 1, 2007.

2/ Teleperformance share option plan decided upon by the Board of Directors on June 24, 2004 following authorization by the Extraordinary General Meeting held on the same day, in respect of 700,000 new shares with a par value of €2.50 and a unit price of €18.46 each, awarded to 86 Group managers and employees.
Following the capital increase completed on November 3, 2006 these options were adjusted as follows, pursuant to Articles D 174-8 and D 174-13 of the Commercial Code:
- The number of new shares granted under this plan was increased from 700,000 to 745,250 and the purchase price adjusted to €17.34 per share. The options may not be exercised before June 25, 2008

3/ A plan for the allocation of 776,600 new bonus shares decided upon by the Board of Directors on August 2, 2006 following authorization by the Combined General Meeting of June 1, 2006, representing 2.20% of Company share capital at June 1, 2006, out of the 2.30 % authorized by the Meeting.
These shares, with a unit value established at €29.21, were awarded at no cost to 169 managers and employees of the Group and will vest to them only after a period of two years, that is, August 2, 2008, provided that they remain employed by the Group all that time, with certain exceptions.
The period for which shares awarded must be held in the same name is set at two years following vesting, i.e., until August 2, 2010.
Following the capital increase completed on November 3, 2006 and following authorization by the Combined General Meeting of June 1, 2006, on November 6, 2006 the Board of Directors adjusted these bonus share awards by using an adjustment mechanism very much like that for the share options, pursuant to the recommendations of the ANSA Legal Committee. As a result:
- The value of a bonus share was adjusted to €27.4409
- The total number of shares granted was adjusted to 826,666 through the award of 50,066 additional bonus shares to the beneficiaries of August 2, 2006. These additional shares shall vest to them, on the same terms, only at the end of a new two-year vesting period, that is, November 6, 2008, and of a new holding period of two years following such vesting, that is, November 6, 2010

4.7 Share options granted by companies in which our Company has a controlling interest
In compliance with the provisions of the final paragraph of Article L225-180 of the French Commercial Code, we declare that there are no share option plans set up by companies in which Teleperformance has a controlling interest, whether directly or indirectly.

4.8 Significant new shareholdings and new controlling interests:
Pursuant to Article L.233-7 of the French Commercial Code, we hereby disclose the significant new shareholdings and new controlling interests, whether direct or indirect, that we acquired during 2006 in companies whose registered offices are located in France.
New shareholdings: None.

4.9 Corporate officers
In compliance with the provisions of Article L.225-102-1 as amended of the French Commercial Code, we report below the remuneration and perquisites paid to each company officer during 2006, either by Teleperformance or by companies under its control as defined in Article L.233-16 of the French Commercial Code.
Received during the past financial year:

- Mr. Christophe ALLARD, Chairman of the Board of Directors:
Remuneration received from Teleperformance: €1,649,703 gross pay including €6,528 in perquisites, and €311,175 in variable remuneration
- Mr. Olivier DOUCE, Member of the Board of Directors:
Remuneration received from Teleperformance: €88,140 gross pay
- Mr. Michel PESCHARD, Member of the Board of Directors:
Remuneration received from Teleperformance:
€320,328 gross pay including €5,328 in perquisites, and €63,000 in variable remuneration
- Mr. Daniel JULIEN, Chairman of the Supervisory Board:
Remuneration received from Teleperformance:
€120,000 gross pay for chairmanship of the Supervisory Board, and €5,100 in director's fees;
Remuneration received from companies controlled by Teleperformance:
T.G.I (USA): US$2,367,100 gross pay, including $347,100 in variable remuneration
- Mr. Jacques BERREBI, Vice-Chairman of the Supervisory Board:
Remuneration received from Teleperformance: Fees as Vice-Chairman of the Board: €90,000 gross pay and €22,500 in director's fees
Remuneration received from companies controlled by Teleperformance: TGI (USA): Chairman: US$2,010,600 gross pay, including US$608,600 in variable remuneration
- Mr. Philippe DOMINATI, Deputy Vice-Chairman of the Supervisory Board:
Remuneration received from Teleperformance: Directors' fees: €22,500
Remuneration received from SR.MS: CEO: €99,000 gross pay;
- Mrs. Martine DASSAULT, Member of the Supervisory Board:
Directors' fees from Teleperformance: €12,650
- Mr. Daniel BERGSTEIN, Member of the Supervisory Board:
Directors' fees from Teleperformance: €3,950
- Mr. Philippe SANTINI, Member of the Supervisory Board:
Directors' fees from Teleperformance: €12,650
- Mr. Philippe GINESTIE, Member of the Supervisory Board:
Directors' fees from Teleperformance: €5,100
- Mr. Alain LAGUILLAUMIE,
Member of the Supervisory Board:
Directors' fees from Teleperformance: €3,950
- Mr. Michel RENARD,
Member of the Supervisory Board:
Directors' fees from Teleperformance: €1,650
- Mr. Eric DELORME, Member of the Supervisory Board:
Directors' fees from Teleperformance: €8,300
- Mr. Bernard CANETTI, Member of the Supervisory Board:
Directors' fees from Teleperformance: €1,650

In §3.6.2 and § 3.6.3 of this document related to the Special Reports by the Board of the Directors appear the disclosures relative to option plans and bonus shares awarded to corporate officers.
In §3.4.3 of the Annual Report ("Remuneration of the Board of Directors and Supervisory Board") appear the disclosures concerning the criteria used in determining the remuneration of corporate officers.
You will find in §3.4.1 of the Annual Report ("Board of Directors and Supervisory Board"), the information disclosed by the members of the Board of Directors and the Supervisory Board relating to the offices or positions exercised by each of them in all companies, French and foreign.
Concerning agreements of all types corresponding to remuneration elements, indemnities or employee benefits due or that may be due when entering, terminating or modifying their functions or subsequently to such event, executed in favor of corporate officers, the Supervisory Board meeting dated March 16, 2007 authorized the allocation of a departure premium to Michel PESCHARD, Member of the Board of Directors, in addition to that due under the terms of labor legislation or other agreements.
Moreover, the Supervisory Board meeting authorized the execution of non-competition agreements between the Group and Daniel JULIEN, Jacques BERREBI and Christophe ALLARD.
The terms and conditions of the agreements executed with the four corporate officers are described in Section 3.4.3 of the Annual Report "Remuneration of the Board of Directors and Supervisory Board".

4.10 Summary statement of share transactions by corporate officers between March 16, 2006 and March 15, 2007

Corporate officers were party to the following transactions:

Members of the Board of Directors:

- Michel PESCHARD: Purchase of 2,167 new shares at €22 per share in the capital increase completed on November 3, 2006
- Olivier DOUCE:
  Sale of 122,000 shares, including
  - 23,000 shares at €30.50 each on March 17, 2006
  - 50,000 shares at €29.619 each on July 27, 2006
  - 20,000 shares at €29.27 each on September 5, 2006
  - 15,000 shares at €29.34 each on December 14, 2006
  - 4,000 shares at €29.40 each on December 29, 2006

Members of the Supervisory Board:

- Jacques BERREBI:
  Sale of 80,000 shares, including
  - 40,000 shares at €27 each on March 8, 2006
  - 20,000 shares at €27 each on March 9, 2006
  - 20,000 shares at €27 each on March 10, 2006

  Purchase of 33,307 new shares at €22 per share in the capital increase completed on November 3, 2006.

- Alain LAGUILLAUMIE: Purchase of 3,225 new shares at €22 per share in the capital increase completed on November 3, 2006.

- Philippe DOMINATI: Purchase of 534 new shares at €22 per share in the capital increase completed on November 3, 2006.

- Bernard CANETTI:
  Purchase of 6,000 shares:
  - At €31.20 on May 19, 2006
  - At €28.50 on September 13, 2006

  Purchase of 2,482 new shares at €22 per share in the capital increase completed on November 3, 2006.

- Eric DELORME: Purchase of 334 new shares at €22 per share in the capital increase completed on November 3, 2006.

4.11 Delegation of powers granted to the Board of Directors with respect to capital increases (per Article L.255-100 of the French Commercial Code)

The delegation of powers granted to the Board of Directors with respect to capital increases is mentioned in the Annual Report in § 3.3.1 ("General Information").

4.12 Impact of the capital increase completed in November 2006 on the OCEANE bonds

Following the capital increase completed on November 3, 2006 maintaining the preferential subscription rights of shareholders, the OCEANE bond allocation ratio was adjusted pursuant to the terms and conditions specified in the agreement for the issue of the bond loan of December 3, 2003, this ratio being increased from 1 Teleperformance share to 1.064 Teleperformance share for 1 Teleperformance OCEANE bond.

4.13 Events occurring between the balance sheet date and the Management Report date

On February 5, 2007 Teleperformance sold its 51% interest in the US company Noble Systems Corp., which specializes in software development. This transaction was part of our policy of refocusing on our core business, which has been under way for several years.
Also, on March 12, 2007, the Group acquired 100% interest in Twenty4help Knowledge Service AG, the European leader in technical support and help-desk services, for €85.9 million.
Lastly, in February 2007 the Group elected for the early redemption of the OCEANE bonds, resulting in the conversion of 7,393,256 OCEANE bonds into 7,866,365 new shares, taking effect as of January 1, 2007 and the early redemption of the 15,517 unconverted bonds. Consequently, there were no outstanding OCEANE bonds as of February 23, 2007.

4.14 Information to be provided pursuant to Article L225-100-3 of the Commercial Code

Information to be provided pursuant to Article L225-100-3 of the Commercial Code is indicated in Chapters 3.3.1, 3.4.3, 3.4.4 and 3.5.1 of the Annual Report. Only the elements listed in the aforementioned chapters may have an impact in the event of a public offering.
We invite you to adopt the resolutions that have been submitted to you.

The Board of Directors

3.6.2
Special Report by the Board of Directors : Share Options

Ladies and Gentlemen,

In accordance with the provisions of Article L.225-184 par. 1 of the Commercial Code, we hereby report to you on the transactions conducted pursuant to the provisions of Articles L.225-177 to L.225-186 of said code concerning share options.

Regarding Telepeformance Company shares:

No share option plan for purchase and/or subscription was enacted and no options were granted in 2006.

No options were exercised in 2006 under Plan A or B of June 25, 2001 for share subscription options, the expiration of which plans was extended from June 25, 2006 to June 25, 2007 by the Combined General Meeting of June 1, 2006, nor under the share subscription option Plan of June 24, 2004, as these options are not exercisable before June 25, 2008.

After completion of the November 3, 2006 capital increase with the issuance of 11,774,148 new shares maintaining preferential subscription rights of shareholders, the Board of Directors voted on November 6, 2006 to adjust the three aforementioned option plans pursuant to Articles D 174-8 and D 174-13 of the French Commercial Code. Specifically:

- The adjustment of the June 25, 2001 plans resulted in decreasing the subscription price of each share from €29.37 to €27.60 and correlatively in increasing the number of shares awarded under option, with the total number of said shares increasing from 595,750 to 634,161 under Plan A and from 239,000 to 254,349 under Plan B.
- The adjustment of the June 24, 2004 plan resulted in reducing the subscription price of each share from €18.46 to €17.34 and correlatively in increasing the total number of shares awarded under option from 700,000 to 745,250.

In the framework of these adjustments, the options initially granted to the Company's corporate officers increased as follows:

- In the case of Mr. Christophe ALLARD, Chairman of the Board of Directors: From 115,000 to 122,375 shares under Plan A of June 25, 2001, from 185,000 to 196,865 under Plan B of June 25, 2001 and from 150,000 to 159,689 under the Plan of June 24, 2004.
- In the case of Mr. Michel PESCHARD, Member of the Board of Directors and employee of the Company: From 10,000 to 10,642 shares under Plan A of June 25, 2001, from 2,000 to 2,129 under Plan B of June 25, 2001 and from 20,000 to 21,292 under the Plan of June 24, 2004.

The Board of Directors

3.6.3
Special Report by the Board of Directors: Allocation of Bonus Shares

Ladies and Gentlemen,

In accordance with the provisions of Article L.225-197-4 par. 1 of the Commercial Code, we hereby report to you on the transactions conducted pursuant to the provisions of Articles L.225-197-1 to L.225-197-3 of said code concerning the allocation of bonus shares.

The Extraordinary General Meeting of June 1, 2006 authorized the Board of Directors to make upon one or more occasions an award without cost of existing Company shares or shares to be issued later to employees or corporate officers within the Company or its subsidiaries, or to certain categories of same and to do so within a limit of 2.30% of Company share capital on the date of that Meeting.

Bonus Share Plan of August 2, 2006

Under the aforementioned authorization the Board of Directors meeting on August 2, 2006 voted to award at no cost 776,600 Teleperformance shares representing 2.20% of share capital at June 1, 2006 and with a share value set at €29.21. These shares were allocated at no cost to 169 managers and employees within the Group, on the following terms:

- Final vesting of these shares will occur at the end of a two-year period, that is, on August 2, 2008, provided that the beneficiary remains within the Group until that date, with certain exceptions.
- The period for which bonus shares must be held in the same name is set at two years following full vesting, that is until August 2, 2010.

Following the capital increase completed on November 3, 2006 and authorization by the Combined General Meeting of June 1, 2006, the Board of Directors meeting on November 6, 2006 adjusted these bonus share awards by using an adjustment mechanism very much like that for the share options, in accordance with the recommendations of the ANSA Legal Committee. As a result of the Board of Directors decisions:

- The value of a bonus share was adjusted to €27.4409.
- The total number of shares awarded was adjusted to 826,666, through an award of 50,066 additional bonus shares in favor of the beneficiaries of August 2, 2006.
- The 50,066 additional shares resulting from this adjustment shall fully vest, on the same terms as those defined on August 2, 2006, only at the end of a new two-year vesting period, that is, on November 6, 2008, and shall be held in the same name for a new holding period of two years from the end of such full vesting, that is, till November 6, 2010.

Under this Plan of August 2, 2006, the bonus shares listed hereafter were granted with the particular prior authorization of the Supervisory Board acting on the advice of the Appointments and Remuneration Committee:

- In the case of Mr. Christophe ALLARD, Chairman of the Board of Directors: 79,000 shares adjusted to 84,093 shares at November 6, 2006
- In the case of Mr. Michel PESCHARD, Member of the Board of Directors and employee of the Company: 13,000 shares adjusted to 13,838 shares at November 6, 2006

For 10 Teleperformance employees, who are not corporate officers, a total of 22,000 shares adjusted to 22,354 shares at November 6, 2006.

We would also point out that the shares below were awarded to two members of the Teleperformance Supervisory Board in their capacities as executives of the US subsidiary Teleperformance Group Inc. (TGI), namely:

- Mr. Daniel JULIEN, CEO of TGI: 79,000 shares adjusted to 84,093 at November 6, 2006
- Mr. Jacques BERREBI, Chairman of the Board of TGI: 76,000 adjusted to 80,900 shares at November 6, 2006.

The Board of Directors

3.6.4
The Board of Directors' Report - Extraordinary General Meeting

Ladies and Gentlemen,
Further to the resolutions put forward by the Extraordinary General Meeting, we would like to submit for your approval the following modifications to be made in respect of the Articles of Incorporation and authorizations:
Harmonization of the articles of incorporation with decree no. 2006-1566 of December 11, 2006
We invite you to proceed with minor amendments to the Articles of Incorporation of our Company in order to bring them into compliance with the new provisions set forth in Decree of December 11, 2006, modifying Decree of March 23, 1967 with respect to trading companies. These new provisions mainly modified the rules and procedures to be observed when calling a Shareholders' Meeting and the terms and conditions for shareholders' participation in these meetings.
Amendment to article 33 of the articles of incorporation
The Company shall now publish a notice in the Bulletin des Annonces Légales Obligatoires (BALO – French Bulletin of compulsory legal notices) prior to calling any Shareholders' Meetings, at least thirty-five days prior to the date of such Meetings, instead of thirty days. We suggest amending Article 33 of the Articles of Incorporation accordingly in order to provide for this new time interval.
Amendment to article 35 of the articles of incorporation
The right to participate in the General Meeting is upheld by the accounting registration of the shares or entry of the shares in the name of the shareholder or in that of an intermediary registered in their name in application of paragraph 7 of Article L. 228-1 of the Commercial Code, no later than the third working day prior to the Meeting concerned at 00:00 hours Paris time, either in the register of registered shares held by the Company or in the register of bearer shares held by the authorized intermediary. Accounting registration or entry of the shares in the register of bearer shares held by the authorized intermediary should be demonstrated by an attendance certificate issued by the latter, superseding the former certificate of share ownership.
We suggest amending Article 35, paragraph 1, of the Articles of Incorporation accordingly in order to include these new provisions.
Authorization granted to the board of directors to cancel treasury shares held by the company
Lastly, we invite you to authorize your Board of Directors to cancel, in whole or in part, the Company shares acquired by itself in connection with the implementation of the share buy-back program set forth in the tenth resolution of the Ordinary General Meeting, which it may do at its sole discretion, in one or more installments, up to a limit of 10% of the total number of shares per 24-month period. The Board of Directors is granted all powers to record the decrease(s) in capital corresponding to such share cancellations.
In accordance with the law, the effective period of such authorization shall be 26 months, superseding the authorization granted by the Shareholders' Meeting held on June 1, 2006 on the same subject matter.
We invite you to adopt the resolutions that have been submitted to you.

The Board of Directors

3.6.5
The Supervisory Board's Report

Ladies and Gentlemen,
You have just heard the Board of Directors' report on your Company's operations and on the parent company and consolidated financial statements for the financial year ended December 31, 2006. We were provided with these documents within the legal and regulatory time frames.
We have no comments to make on the Board of Director's management report, the parent company and the consolidated financial statements or the resolutions that have been submitted to you.

In accordance with the provisions of Article L.225-37, paragraph 6 of the French Commercial Code, the report by the Chairman of the Supervisory Board will be appended to the Board of Director's management report; it explains how your Supervisory Board prepared and organized its work during the financial year ended December 31, 2006 and the internal control procedures implemented by the Company in 2006.
During this meeting, we suggest that you:
- Allocate a total of €140,000 to your Supervisory Board as director's fees for the 2006 financial year, and
- Renew the expiring term of office of the Supervisory Board member Philippe DOMINATI for a period of four years ending with the close of the General Meeting scheduled for 2011 to approve the financial statements of the year ending December 31, 2010.

Finally, in its last meeting your Supervisory Board reviewed the regulated agreements concluded and renewed during the previous financial year. These agreements are described in detail in the Statutory Auditors' special report thereon.

The Supervisory Board

3.6.6
Statutory auditors' report on regulated agreements and commitments

To the shareholders,
In our capacity as statutory auditors of your Company, we hereby present to you our report on the regulated agreements and commitments.

Agreements and commitments entered into by the Company in 2006
In accordance with article L.225-88 of the Commercial Code we have been advised of agreements and commitments which have been subject to prior authorization by your Supervisory Board.
We are not required to ascertain whether any other agreements or commitments exist but to inform you, on the basis of the information provided to us, of the terms and con-

ditions of the agreements and commitments of which we were notified. It is not our role to determine whether they are beneficial or appropriate. It is your responsibility, under the terms of article R.225-58 of the Commercial Code, to evaluate the benefits arising from these agreements and commitments prior to their approval.
We conducted our work in accordance with professional standards applicable in France ; those standards require that we perform the procedures deemed necessary so as to verify that the information provided to us is in agreement with the underlying documentation from which it was extracted.

1. Sale of shares in AKOA by S.R. M.S.
Related party: Christophe ALLARD
Terms and conditions: The Supervisory Board authorized the sale of the shares of AKOA held directly or indirectly by your subsidiary S.R. Marketing Services for a price of €1,3 million for the entire share capital. The sale took place in the second quarter of 2006, to Boomerang, a company of which Christophe Allard is the President and principal shareholder.

2. Sale of the business "market research and training" division
Related party: Daniel JULIEN
Terms and conditions: your Supervisory Board has authorized the following operations in the context of the disposal of the market research and training division:
- Sale of all 60,742 shares of Grandi Numeri held directly by Teleperformance to Grizelle S.A., of which Daniel Julien is a shareholder, for a price of €1.8 million; your company has granted a net asset warranty in favour of the purchasers for a period of four years, limited to an initial maximum of €400,000, reducing each year by €100,000.
- Partial disposal of the market research and training business of your company to G.N. Research for a price of €580,000; between Teleperformance (and its French subsidiaries) and G.N. Research France stipulating that G.N. Research France will pay commissions in respect of its sales on all market research and training contracts transferred by group companies.
- Disposal by your subsidiaries Luxembourg Contact Centers and Société Tunisienne de Telemarketing of the entire share capital of Société Tunisienne d'Etudes et Sondages for €100,000.

3. Guarantee commitments of your company in favour of IBM in the context of the contract initially entered into by your subsidiary Teleperformance USA, now transferred to your subsidiary Merkafon de Mexico
Related parties: Mr. Daniel JULIEN
Mr. Jacques BERREBI
Mr. Christophe ALLARD
Terms and conditions: Teleperformance USA entered into a contract in 2004 with IBM for a period of five years to manage customer relations and call center services for Sprint PCS. IBM requested that your company guarantee Teleperformance USA's performance of the contract.
Your company gave the guarantee, with a counter-guarantee of 50% from your subsidiary, TGI.
Following various contract amendments, in particular relating to the substitution of Teleperformance USA by Merkafon Mexico on the contract, IBM accepted a guarantee by Merkafon de Mexico in replacement of that which had become void.
The counter-guarantee of TGI remains in force.
The guarantee given by your company is remunerated by a commission of 0,5% on contract sales. Your company recorded income of €260,560.37 during 2006.

4. Remuneration of a member of the management board in respect of his employment contract
Related party: Mr. Michel PESCHARD
Terms and conditions: Michel Peschard has been granted a gross bonus of €133.000 in 2006 under his employment contract as company secretary.
Your Supervisory Board has fixed the gross fixed annual remuneration of Michel Peschard at €259,200 from 1 January 2007, and has limited his total remuneration package for 2007 (fixed and variable elements), including all social charges, at €500,000.

Continuing agreements and commitments which were entered into in prior years
Moreover, in accordance with the Commercial Code, we have been informed of the following agreements and commitments, which were approved during previous years and which were applicable during the year:

1. Business management contract in favour of Teleperformance France
Terms : The annual fixed fee to be received by your Company is €4,000,000, plus 7% of the gross margin if this is under €40,000,000, replaced by 8% if the gross margin exceeds that amount.
Your Company recorded related income of €6,226,000 in 2006.
The rent and charges for the Lyon's premises provided are borne by Teleperformance France and a total of €405,833.52 was invoiced by your company for the 2006 financial year.

2. Guarantee commitment in favour of SR Marketing Services in connexion with the sale of shares in WSA and Kalee
In the course of the sale of WSA and Kalee, SR Marketing Services gave the purchasers a net asset warranty. Your company has given its guarantee to SR Marketing Services. The net asset warranty is for a term of four years, limited to an initial maximum of €2,000,000, reducing by €500,000 each subsequent year.
SR Marketing Services pays 1% of these annual limits in return for the guarantee.
The guarantee was limited to €1,000,000 at 31 December 2006 and your company recorded related income of €10,027.78 in 2006

Executed in Mérignac and Maisons-Alfort

April 27, 2007

Statutory auditors

K.P.M.G. Audit	BDO MG SOFINTEX
Department of KPMG S.A.	Member of BDO
Eric Junières	Jean Guez
Partner	Partner

3.6.7 Report of the Statutory Auditors on the reduction of Capital to be Performed by way of cancellation of Shares

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as statutory auditors of Teleperformance, and in accordance with the engagement under art.L.225-209, sub-paragraph 7 of the French Commercial Code in respect of the reduction of share capital by way of the cancellation of repurchased shares, we present our report on our assessment of the reasons and terms of the proposed share capital reduction.

We conducted our examination in accordance with professional standards applicable in France. These require us to perform procedures to examine whether the reasons and terms of the proposed reduction of share capital are in accordance with company law.

This operation is forming an integral part of the repurchased of shares by your company, within a maximum of 10% of outstanding shares under the terms of art.L.225-209 of the French Commercial Code. This repurchase authorization is proposed in another resolution to the general meeting, with a time limit of 18 months. Your board of directors requests you to delegate to it, for a period of 26 months, all powers necessary to cancel repurchased shares to a maximum of 10% of outstanding shares for each period of 24 months, as a necessary part of the proposed related repurchase authorization. We have no matters to report as to the reasons terms of the proposed reduction of share capital, noting that this operation cannot be carried out unless the general meeting agrees to authorise the repurchase by your company of its own shares.

Mérignac and Maisons Alfort, April 27th, 2007

Statutory auditors

KPMG Audit	BDO MG SOFINTEX
Department of KPMG S.A.	Member of BDO
Eric Junières	Jean Guez
Partner	Partner

3.6.8 Text of Resolutions

Ordinary Resolutions

First resolution - approval of the parent company financial statements

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting and after having been read:

- The Board of Directors' report on the Company and the Statutory Auditors' report on the parent company financial statements for the financial year ended December 31, 2006, and
- The Supervisory Board's report, approved the annual financial statements for the year ended December 31, 2006, as presented, showing a net profit of €48,650,338.77.

It also approves the transactions implicit in those statements or summarized in those reports.

Consequently, the Shareholders' General Meeting granted discharge to the members of the Board of Directors for their duties and responsibilities assumed during the past financial year.

It also granted discharge to the Statutory Auditors for the performance of their audit engagement.

Second resolution - approval of the consolidated financial statements

The Shareholders' General Meeting, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, after being read the Board of Directors' management report on the Group's activities and the Statutory Auditors' report on the consolidated financial statements for the year ended December 31, 2006, approved these statements, which show a total net after-tax profit of €74,051,000, of which €70,915,000 as net profit, Group share.

Third resolution - regulated agreement and commitment

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting and after having read the Statutory Auditors' special report on the agreements and commitments regulated by Article L 225-86 et seq. of the French Commercial Code, approved the sale of the Market Research operations to Grizelle SA and GN Research France, as well as the commitments obtained and made in the course of this sale, as mentioned in the report.

Fourth resolution - regulated agreement and commitment

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting, after having read the Statutory Auditors' special report on the agreements and commitments regulated by Article L 225-86 et seq. of the French Commercial Code, approved the sale to Boomerang of shares held by SR.Marketing Services in AKOA, as mentioned in the report.

Fifth Resolution - Regulated Agreement and Commitment
The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting, after having read the Statutory Auditors' special report on the agreements and commitments regulated by Article L 225-86 et seq. of the French Commercial Code, approved the amended guarantee given to IBM on the Sprint contract, as mentioned in the report.

Sixth resolution - regulated agreement and commitment
The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting, after having read the Statutory Auditors' special report on the agreements and commitments regulated by Article L 225-86 et seq. of the French Commercial Code, approved the changes made in the remuneration to be paid to Mr. Michel Peschard under his contract of employment, as mentioned in the report.

Seventh resolution - appropriation of profit or losses
Upon a recommendation put forward by the Board of Directors, the Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting, and pursuant to Article L 232-11 of the Commercial Code, resolved to appropriate the profit for FY2006 as follows:

Profit for the period	€48,650,338.77
Retained earnings	€10,141,868.07
Total to be appropriated	€58,792,206.84
Added to legal reserve	-€2,973,314.25
Added to ordinary reserve	-€10,000,000.00
Distributable profit	€45,818,892.59
Total Dividend	-€17,466,099.01
Balance to retained earnings	€28,352,793.58

A dividend of €0.37 per share shall be paid on the 47,205,673 shares making up the Company's share capital on December 31, 2006. The date of payment will be June 4, 2007.
In compliance with Article L 225-210 of the French Commercial Code, the Shareholders' General Meeting resolved that the dividends on the Company's treasury shares at the dividend payment date will be allocated to Retained Earnings.
According to Article 158-3-2 of the Tax Code, private individuals who are French tax residents will benefit from a 40% tax abatement on the €0.37 per share dividend when calculating personal income tax.

Previously paid:
- For financial year 2005 a dividend of €0.30 per share, entitling private individuals who are French residents to a 40% tax abatement
- For financial year 2004:
  · In December 2004 an interim dividend of €0.15 per share, entitling private individuals who are French residents to a 50% tax credit
  · In June 2005 an additional dividend of €0.10 per share entitling these individuals to a 50% tax abatement
- For financial year 2003 a net dividend of €0.20 per share, entitling private individuals who are French residents to a 50% tax credit

Eighth resolution - directors' fees
The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting, resolved to set at €140,000 the total Directors' fees to be distributed among the members of the Supervisory Board for financial year 2006.

Ninth resolution - renewal of terms of office
As the term of office of the Supervisory Board member Philippe GINESTIE is expiring, the General Meeting resolved to renew it for a four-year period, until the close of the Ordinary General Meeting called in 2011 to approve the financial statements of the year ending December 31, 2010.

Tenth resolution - authorization to engage in transactions involving company shares
The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Ordinary General Meeting and having read the Board of Directors' report, and acting in accordance with Articles L. 225-209 et seq. of the Commercial Code, Articles 241-1 et seq. of the General Rules of the Stock Market Authority and (EC) Regulation No. 2273/2003 dated December 22, 2003:

1. Resolved that the Company may purchase its own shares by virtue of this resolution, in compliance with existing legislation, rules and regulations according to positive law for the purpose of:
- Canceling repurchased shares, subject to the Meeting's adoption of the Thirteenth Resolution as stipulated hereunder, or pursuant to a similar authorization
- Implementing or honoring share option plans or other allotments of shares in favor of employees and corporate officers, in particular:
  · By inviting employees of the Company or related companies, as specified under Articles L. 225-180 or L. 233-16 of the French Commercial Code, to acquire shares, directly or through a corporate mutual fund, in accordance with legal requirements, and in particular with Articles L. 443-1 et seq. of the Labor Code
  · By granting share options and bonus shares to employees or authorized corporate officers of the Company or of affiliated companies, in accordance with Articles L. 225-177 et seq. and L. 225-197-1 et seq. of the Commercial Code
- Implementing or honoring undertakings in connection with the issuance of marketable securities carrying entitlement to share capital
  · Retaining them with a view toward allotting them at a later date in payment or exchange, as part of the external growth strategy
  · Authorizing an independent investment services company to handle the Company shares under a liquidity agreement in compliance with a code of conduct recognized by the French Stock Market Authority
  · And more generally, carrying out any transaction permitted by law

2. Resolved that:
- The maximum purchase price per share is set at €40, exclusive of charges
- The maximum amount of the funds the Company can ded-

icate to the repurchase of its own shares may not exceed €220,410,960

- The maximum number of shares that may be repurchased and held by the Company pursuant to the present resolution may not exceed the limit of 10% of the total number of shares comprising the share capital at any given time, being specified that the number of shares the Company may purchase during the buy-back program with a view toward retaining them and allotting them at a later date in payment or exchange under a merger, split-off or capital contribution transaction cannot exceed 5% of the share capital of the Company
- The maximum number of shares that may be held by the Company at any given time may not exceed the limit of 10% of the total number of shares comprising share capital
- The acquisition, sale, exchange or transfer of such shares may be carried out at any time, including in the context of a public offering, in one or more installments, by any means, within such limits and in accordance with the terms and conditions stipulated by laws and regulations in force. These transactions may be completed, where applicable, by mutual agreement, through the sale of block of shares or the use of optional mechanisms or derivative instruments, with the exception of selling put options. The maximum portion of the share capital that may be transferred through blocks of shares is the total of the share buy-back program

3.Set the effective period of such authorization at 18 months from this Shareholders' General Meeting, canceling the period remaining under the previous authorization and replacing the former authorization set forth under the tenth resolution of the Shareholders' General Meeting of June 1, 2006, as of the effective date set by the Board of Directors.

4.Granted all powers to the Board of Directors, with right of delegation, to carry out such transactions, all formalities and declarations, to make any necessary adjustments related to equity transactions involving the Company and, more generally, do everything necessary to implement the present authorization.

Extraordinary Resolutions

Eleventh resolution - harmonization of the articles of incorporation with the decree of December 11, 2006

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Extraordinary General Meeting, and having read the Board of Directors' report, resolved to amend Article 33 of the Articles of Incorporation as follows:

The third sub-paragraph of paragraph 2 of said article shall be replaced by the following clause:

"At least thirty five days before any shareholders' meeting, the company shall publish in the Bulletin des Annonces Légales Obligatoires the notice specified in Article R. 225-73 of the Commercial Code."

Twelfth resolution - harmonization of the articles of incorporation with the decree of December 11, 2006

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Extraordinary General Meeting, and having read the Board of Directors' report, resolved to amend Article 35 of the Articles of Incorporation as follows.

The first sub-paragraph of paragraph 1 of said article shall be replaced by the following clause:

"Every shareholder has the right to participate in shareholders' general meetings and shareholder deliberations, in person or by proxy, no matter how many shares he or she may hold, simply upon proof of identity, from the time such shares have been fully paid for and registered in his/her name or that of an intermediary registered in their name as per Article L. 228-1 par. 7 of the French Commercial Code, by midnight (Paris time) of the third working day prior to the meeting, either in the register of registered shares held by the Company or in the register of bearer shares held by the authorized intermediary."

Thirteenth resolution: authorization granted to the Board of Directors to cancel treasury shares held by the company, up to a limit of 10% per 24-month period

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Extraordinary General Meeting and having read the Board of Directors' report and the Statuary Auditors' special report, and acting in compliance with legal requirements, in particular with Article L. 225-209 of the Commercial Code:

1. Authorized the Board of Directors, to cancel, in whole or in part, the Company shares acquired by itself in connection with the implementation of the authorization set forth in the tenth resolution of the Shareholders' Ordinary General Meeting, or already held by itself under previous authorizations, which it may do at its sole discretion, in one or more installments, up to a limit of 10% of the total number of shares per 24-month period, by recording the difference between the purchase value of the cancelled shares and their par value in the share premium and available reserve accounts, including partly in the legal reserve account up to 10% of the shares cancelled.

2. Set the effective period of such delegation of powers at 26 months commencing from today's date, canceling the time remaining under the previous authorization and replacing the authorization granted by the Shareholders' General Meeting held on June 1, 2006, under the thirty-first resolution, which dealt with the same subject matter.

3. Granted all powers to the Board of Directors, with right of sub-delegation, for the purpose of proceeding with the capital reduction(s), modifying the Articles of Incorporation accordingly, and carrying out all formalities required.

Fourteenth resolution: powers

The Shareholders' General Meeting, acting in accordance with quorum and majority requirements for an Extraordinary General Meeting, granted all powers to the bearer of a copy or extract of the minutes of this meeting, to make all filings and publications relating to the foregoing resolutions.

3.7.1
Consolidated Financial Statements and Statutory Auditors' report

2006 and 2005 IFRS consolidated financial statements

The consolidated financial statements of the Group for the years ended December 31, 2005 and 2006 have been drawn up in accordance with IFRS standards as adopted by the European Union on December 31, 2005.
They appear as follows:

Statutory auditors' report

Consolidated Balance Sheet

(in thousands of euros)	Notes	*Year ended Dec. 31, 2006*		*Year ended Dec. 31, 2005*	
Non-current assets			499,198		490,239
Intangible assets	III-1	348,170		345,324	
including Goodwill		*335,810*		*332,485*	
Property, plant & equipment	III-2	133,284		124,739	
Investment property	III-3	1,709		1,869	
Investments in associates	III-4	11		13	
Financial assets	III-5	5,758		11,929	
Deferred tax assets	III-6	10,265		6,365	
Current assets			833,172		569,549
Inventories	III-7	65		2,137	
Current income tax receivable		10,769		11,472	
Accounts receivable - Trade	III-8	301,973		316,132	
Other current assets	III-8	38,093		34,809	
Other financial assets	III-5	10,434		7,027	
Cash and cash equivalents	III-11	458,846		197,863	
Non-current assets classified as held for sale	III-13	12,992		109	
Total Assets			1 332,370		1,059,788

Shareholders' equity	III-9		739,407		440,752
Attributable to equity holders of the parent		726,364		426,739	
Minority interests		13,043		14,013	
Non-current liabilities			100,143		235,679
Long-term provisions	III-10	6,167		4,509	
Financial liabilities	III-11	85,318		228,778	
Deferred tax liabilities	III-6	8,658		2,392	
Current liabilities			492,820		383,357
Short-term provisions	III-10	8,263		5,254	
Current income tax		13,316		18,282	
Accounts payable - Trade	III-12	60,364		65,377	
Other current liabilities	III-12	158,339		146,766	
Other financial liabilities	III-11	245,479		147,678	
Non-current liabilities classified as held for sale	III-13	7,059			
Total shareholders' equity and liabilities			1,332,370		1,059,788

Consolidated Income Statement

(in thousands of euros)	*Notes*	*Year ended Dec. 31, 2006*	*Year ended Dec. 31, 2005*
Revenues		1,385,188	1,195,868
Other operating revenues		6,348	2,015
Personnel	IV-4	-948,659	-810,505
External expenses	IV-5	-237,265	-215,319
Taxes other than income taxes		-12,267	-10,943
Depreciation and amortization		-54,793	-46,814
Impairment loss on Goodwill		-500	-5,742
Change in inventory of finished goods and work-in-progress		-5	-305
Other operating revenues		1,999	4,246
Other operating expenses	IV-3	-8,705	-6,441
Net operating profit before financing costs		131,341	106,060
Income from cash and cash equivalents		6,602	3,043
Interest on financial liabilities		-21,632	-16,106
Net financing costs		-15,030	-13,063
Other financial income	IV-6	9,282	6,841
Other financial expenses	IV-6	-9,638	-5,957
Share in profit of associates		5	7
Income taxes	IV-7	-41,909	-33,120
Profit after taxes before gain on sale of discontinued operations		74,051	60,768
Gain on sale of discontinued operations, net of tax	IV-8	-	1,556
Net profit		74,051	62,324
- Attributable to equity holders of the parent		70,915	58,251
- Attributable to minority interests		3,136	4,073
Basic earnings per share (in €)	IV-9	1.90	1.65
Diluted earnings per share (in €)	IV-9	1.69	1.49

Consolidated statement of Cash Flows *(in thousands of euros)*

I Cash flows from operating activities:	Year ended Dec. 31, 2006	Year ended Dec. 31, 2005
Net profit attributable to equity holders of the parent	70,915	58,251
Net profit attributable to minority interests	3,136	4,073
Income taxes (expenses) *	41,909	33,120
Depreciation and amortization	54,772	46,661
Impairment loss on goodwill	500	5,742
Change in provisions	4,081	2,688
Expense and income relating to share-based payments	5,136	610
Non-cash effect of transition to IFRS	5,930	2,092
Share in profit of associates	-5	-7
Gains/losses on disposals of non-current assets, net of tax	-2,907	-44
Income taxes paid	-41,775	-28,366
Other	3	251
Internally generated funds from operations *	141,695	125,071
Change in working capital requirements for operations *	487	-22,393
Net cash from operating activities	+142,182	+102,678
II Cash flow from investing activities		
Outflows for acquisitions of non-current assets:		
· Intangible assets and property, plant and equipment	-62,482	-48,891
· Investments in subsidiaries and affiliates	-27,065	-12,223
· Other	-4,094	-3,824
Proceeds from disposals of non-current assets:		
· Intangible assets and property, plant and equipment	3,010	1,368
· Investments in subsidiaries and affiliates	4,205	2,258
· Other	4,167	4,604
Net cash from investing activities	-82,259	-56,708
III Cash flows from financing activities		
Proceeds from shareholders for share capital increases	257,616	
Dividends paid to parent company shareholders	-10,594	-3,537
Dividends paid to minority interests in consolidated subsidiaries	-3,955	-2,108
Repayment of borrowings	-63,353	-55,613
Proceeds from new borrowings	48,907	34,569
Net cash from financing activities	228,621	-26,689
Change in cash and cash equivalents	288,544	19,281
· Opening cash	152,025	129,530
· Closing cash	435,572	152,025
· Effect of changes in foreign exchange rates on cash held	-4,997	3,214
Reconciliation with the Balance Sheet:		
Assets Cash and cash equivalents	458,846	197,863
Liabilities (see note III-13) Bank overdrafts and advances	**-23,274	-45,838
Net cash	435,572	152,025

* The 2005 aggregates have been modified in order to take account of tax disbursements, and not income tax expenses.
The aggregates published in 2005 were as follows:
- Internally generated funds from operations: €120,492k
- Change in Working Capital Requirements for operations: €17,814k
Net cash from operating activities remains unchanged.
** includes €1,372k bank advances granted to the US company Noble Systems, which were reclassified as liabilities held for sale

Changes In Consolidated Shareholders' Equity *(in thousands of euros)*

	Attributable to equity holders of the parent						Minority interests	Total
	Share capital	Translation reserve	Share Premium	Return earnings	Net profit	Total		
At January 1, 2004	88,281		178,932	44,749		311,962	18,584	330,546
Translation differences from foreign operations		-14,028				-14,208	-505	-14,713
Net profit					51,132	51,132	3,924	55,056
Total income and expenses reported for the period		-14 028			51,132	36,924	3,419	40,343
Changes in consolidation scope							-5,452	-5,452
Share-based payments				315		315		315
Other				-334		-334	271	-63
Dividends				-12,358		-12,358	-2,973	-15,331
At January 1, 2005	88,281	-14,028	178,932	32,372	51,132	336,689	13,849	350,538
Effect of changes in accounting policy arising from the adoption of IAS32/39				9,051		9,051	-3,276	5,775
At January 1, 2005, restated	88,281	-14,028	178,932	41,423		345,740	10,573	356,313
Translation differences from foreign operations		27,942		-1,683		26,259	1,242	27,501
Net profit					58,251	58,251	4,073	62,324
Total income and expenses reported for the period		27,942		-1,683	58,251	84,510	5,315	89,825
Changes in consolidation scope							233	233
Share-based payments				630		630		630
Other				-596		-596		-593
Treasury shares				-13		-13		-13
Dividends				47,600	-51,132	-3,532	-2,108	-5,643
At January 1, 2006	88,281	13,914	178,932	87,361	58,251	426,739	14,013	440,752
Translation differences from foreign operations		-22,807				-22,807	-737	-23,544
Net profit					70,915	70,915	3,136	74,051
Total income and expenses reported for the period		-22,807				48,109	2,399	50,508
Increase in share capital	29,733		227,379			257,112	504	257,616
Changes in consolidation scope							-1,114	-1,114
Share-based payments				4,954		4,954	182	5,136
Other				49		49		49
Treasury shares				-4		-4		-4
Dividends				47,657	-58,251	-10,594	-2,941	-13,535
At December 31, 2006	118,014	-8,893	406,311	140,017	70,915	726,364	13,043	739,407

Translation differences from converting the financial statements of foreign subsidiaries before January 1, 2004 have been reclassified as reserves in accordance with the option offered under IFRS1 on transition to IFRS.

3.7.1 Notes to the Consolidated Financial Statements

1 -Significant accounting policies

a. Reporting entity

Teleperformance (the «Company») is a company domiciled in France.

The Company's consolidated financial statements for the year ended December 31, 2006 include the Company and its subsidiaries, together referred to as the "Group".

The financial statements were approved by the Board of Directors on March 7, 2007.

b. Basis of preparation

The 2006 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as of the balance sheet date.

The Group has not elected for early adoption of any standards or interpretations, in particular, the following standards and interpretations already published but not requiring application until after December 31, 2006:

- IFRS 7, "Financial Instruments - Disclosures," which is applicable from January 1, 2007
- The amendment to IAS 1, bearing on disclosures about share capital, which is applicable from January 1, 2007
- IFRIC 11, concerning options granted within a Group and treasury shares acquired to cover share option plans, which is applicable from March 1, 2007
- IFRIC 9, concerning the remeasurement of embedded derivatives, which is applicable from June 1, 2008
- IFRIC 8, concerning the scope of IFRS 2, which is applicable to accounting periods from May 1, 2006
- IFRIC 7, concerning the comparative information to be disclosed in application of IAS 29, "Financial Information in hyper-inflationary economies," which is applicable from March 1, 2006

The Group does not expect any significant impact on its financial statements due to the adoption of these standards and interpretations.

The financial statements are presented in thousands of euros rounded to the nearest thousand.

They have been prepared on the historical cost basis, with the exception of the following assets and liabilities stated at fair value: derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale.

Non-current assets and groups held for sale are stated at the lower of carrying value and fair value less costs to sell.

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements.

The accounting policies have been consitently applied by all entities in the Group.

The preparation of financial statements in conformity with IFRS requires making estimates and assumptions which affect the amounts reported in the financial statements, especially with respect to the following items:

- The depreciation and amortization rates
- The calculation of impairment losses on assets
- The measurement of provisions and retirement benefits
- The estimation of the financial liability connected with minority interest purchase commitments

Such estimates are based on information available at the time of preparation of the financial statements and may be revised, in a future period, if circumstances change or if new information is available. Actual results may differ from these estimates.

c. Consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the direct or indirect power to set the operating and financial policies of an entity, in order to obtain benefits from its activities.

In assessing control, potential voting rights that presently are exercisable or convertible are taken into account.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share in the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases.

When the Group's share of losses exceeds its interest in an associate, the carrying amount of this investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Joint ventures

The company is not a party to any joint venture.

Transactions eliminated in the consolidated financial statements

Balances, any unrealized gains and losses and income and expenses arising from intra-Group transactions are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated to the extent of the Group's interest in the entity.

Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

d. Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into euros at the foreign exchange rate at that date. Foreign exchange differences arising on translation are recognized as revenues or expenses. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates at the dates the fair value was determined.

Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated into euros at foreign exchange rates at the balance sheet date. The income and expenses of foreign operations are translated into euros using the average foreign exchange rate of the period, unless the exchange rate has fluctuated significantly. Foreign exchange differences resulting from translations are recognized in the translation reserve, as a separate component of equity.

The Company has no foreign operations in any country defined by the IASB as a hyperinflationary economy.

Net investment in foreign operations

Foreign exchange differences arising from the translation of a net investment in foreign operations and of related hedges are recognized in the translation reserve. They are recognized as income on disposal of the foreign operations.

e. Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments include investments in debt securities and equity instruments, trade and other receivables, cash and cash equivalents, loans and borrowings, and supplier and other payables.

Non-derivative financial instruments are initially recognized at fair value, plus directly attributable transaction costs in the case of instruments that are not at fair value through the income statement. After the initial recognition, non-derivative financial instruments are measured as described in the relevant notes.

A financial instrument is recognized if the Group becomes a party to the instrument's contractual provisions. Financial assets are derecognized if the Group's contractual rights to cash flows from financial assets expire or if the Group transfers the financial asset to a third party without retaining control or nearly all of the risks and benefits. "Standard" purchases and sales of financial assets are recognized on the transaction date, i.e. the date on which the Group agrees to buy or sell the asset. Financial liabilities are derecognized if the Group's contractually specified obligations expire or have been paid off or canceled.

- Investments held to maturity

Whenever the Group has the intention and ability to hold debt securities until they mature, they are classified as investments held to maturity. After initial recognition, investments held to maturity are valued at amortized cost, on the effective interest rate basis, less impairment losses, if any.

- Financial assets available-for-sale

Group investments in equities and certain debt securities are classified as assets available-for-sale. After initial recognition, they are measured at fair value and any resulting change is directly recorded in shareholders' equity, with the exception of impairment losses and translation differences in the case of monetary items available-for-sale. When these investments are derecognized, the accrued gains or losses recorded in shareholders' equity are transferred to the income statement.

- Investments at fair value through the income statement

An instrument is classified as an investment at fair value through the income statement if it is held for trading or designated as such on initial recognition. Financial instruments are designated as at fair value through the income statement if the Group manages such investments and makes buy and sell decisions based on their fair value. On initial recognition, when directly attributable transaction costs are incurred, they are carried to the income statement. Financial instruments at fair value through the income statement are measured at fair value, and any resulting change is recorded in the income statement.

- Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost, with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest rate basis.

- Other

Other non-derivative financial instruments are stated at amortized cost on the effective interest rate basis, less any impairment losses.

Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from financing activities. In accordance with its cash management policy, the Group does not hold or issue derivative financial instruments for trading purposes.

Embedded derivatives are separated from the host contract and recorded separately if the following conditions are met: (i) the economic features and the risks of the host contract and those of the embedded derivative are not closely linked; (ii) a separate instrument with the same terms as the embedded derivative would fit the definition of a derivative; and (iii) the compound instrument is not measured at fair value through the income statement.

Derivatives are initially recognized at fair value, and when attributable transaction costs are incurred, they are carried in the income statement. After initial recognition, derivatives are measured at fair value, with resulting changes recognized in the income statement.

Compound financial instruments

Compound financial instruments issued by the Group include convertible bonds giving the bearer the option to convert to a fixed number of shares.

The "liability" element of the compound financial instrument is initially recognized at the fair value that a comparable liability would have without any conversion option. The "equity" element initially recognized corresponds to the difference between the fair value of the compound financial instrument overall and the fair value of the "liability" element. Directly attributable transaction costs are allocated to the "liability" and "equity" elements in proportion to their initial recognition amounts.

After initial recognition, the "liability" element of the compound financial instrument is measured at amortized cost based on the effective interest rate method, unless it has been designated as being at fair value through the income statement. The "equity" element of the compound financial instrument is not remeasured after its initial recognition.

f. Hedging

Cash flow hedges

The Company does not use any cash flow hedging instruments.

Hedging monetary assets and liabilities

Where a derivative financial instrument is used as an economic hedge of the foreign exchange exposure of a recognized monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognized in the income statement.

g. Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting method "o"). Cost includes the asset's directly attributable acquisition costs. The Group has no self-constructed assets.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. In that case, on initial recognition, the leased asset is recognized at the fair value of the asset leased or, if that is lower, at the present value of the minimum payments under the lease. After initial recognition, the asset is measured under the accounting method applicable to that type of asset.

Any other lease agreement is an operating lease. Except for investment property, leased assets are not, in that case, recognized on the Group's balance sheet.

The Company has no property held under a finance lease.

In its 2006 financial statements, the Group has adopted IFRIC 4 ("Determining Whether an Arrangement Contains a Lease"), which is mandatory for financial years commencing January 1, 2006. Applying this interpretation has no effect on the 2006 financial statements.

Subsequent costs

The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, if it is probable that the future economic benefits of the item will flow to the Group and the cost of the item can be measured reliably. All costs of routine repairs and maintenance are recognized in the income statement as an expense when incurred.

Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, from the time it is ready for use. Leased assets are depreciated over the shorter of the lease period and their useful life. Land is not depreciated.

The estimated useful lives are as follows:

- Buildings	20 to 25 years
- Office and IT equipment	3 to 5 years
- Other	3 to 10 years

Depreciation methods, useful lives and residual values are reviewed at the end of each period.

h. Intangible assets

Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries and associates.

- Acquisitions prior to January 1, 2004

On transition to IFRS the Group elected to restate only those business combinations occurring on or after January 1, 2004. For companies acquired before that date, goodwill is recorded at its assumed cost represented by the amount recognized under the preceding French Gaap accounting policies.

- Acquisitions after January 1, 2004

For companies acquired after January 1, 2004, goodwill represents the difference between the acquisition cost and the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities acquired.

Negative goodwill arising on an acquisition is immediately recognized in the income statement.

- Minority interests acquired

Goodwill resulting from the acquisition of minority interests in a subsidiary represents the difference between the cost of the additional investment and the carrying amount of net assets acquired on the transaction date.

- Subsequent measurement

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortized but is tested at least annually for impairment (see accounting policy "o").

Research & Development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense when incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the costs can be reliably measured and if the Group can show that the product or process is technically and commercially feasible, if future economic benefits are probable, and if the group has the intention and sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate portion of overheads. Other development expenditure is recognized in the income statement as an expense when incurred.
Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (see accounting policy "o").

Other intangible assets
Other intangible assets that have been acquired by the Group, having a limited useful life, are stated at cost less accumulated amortization (see below) and impairment losses (see accounting policy "o").
Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense when incurred.

Subsequent expenditure
Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.
All other expenditure is expensed when incurred.

Amortization
Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Non-compete agreement	Duration of the agreement
Software	3 to 5 years
Capitalized development costs	3 to 5 years
Patents and licenses	10 years

i. Investment property
Investment property is property which is held for rental income or capital appreciation or for both. Investment property is stated at the lower of historical cost and fair value. Fair value is based on market value, that is the estimated amount for which a property could be exchanged between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.
The Group has elected not to record its investment property at fair value.
Rental income from investment property is accounted for as described in accounting policy "u".
Investment property is depreciated on a straight-line basis over the estimated useful life of each property, which is between 20 and 25 years.

j. Financial assets
Current and non-current financial assets comprise the following:
- Shareholdings in non-consolidated subsidiaries classified as financial assets available-for-sale (non-current financial assets) are stated at fair value (see accounting policy "e"). However, being shareholdings in unlisted companies, fair value cannot be measured reliably, they are stated at cost of acquisition, unless an impairment loss is recognized in the income statement as a result of an objective indication of a permanent decline in value.
- Loans and other receivables, stated at amortized cost (see accounting policy "e"): This heading particularly includes receivables or advances granted to associates or non-consolidated entities, and guarantee deposits made principally on property leases. On initial recognition these loans and other receivables are stated at fair value plus directly attributable costs; at each balance sheet date, these assets are measured at amortized cost.
- Derivative financial instruments used to hedge exposure to foreign exchange and interest rate risks (the Group uses swaps), measured at fair value at each balance sheet date. Changes in the fair value of these instruments are recognized as financial income or expense, as the Group does not apply hedge accounting.

k. Non-current assets held for sale and discontinued operations
Non-current assets (or group of assets and liabilities intended for sale) whose carrying amount will be recovered mainly through sale rather than continued operations are classified as assets held for sale. Immediately before classification as held for sale, the carrying value of the assets (and all assets and liabilities in a disposal group) is measured in accordance with the Group's accounting policies. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of the carrying amount and fair value less costs to sell.

Any impairment loss in a disposal group is allocated first to goodwill, then to other assets in proportion to their carrying amount, except, for inventories, financial assets, deferred tax assets, assets related to employment benefits and investment property, which continue to be measured in accordance with the Group's relevant accounting policies. Impairment losses on classification of an asset (or group of assets) as held for sale are included in the income statement. Profits and losses from subsequent re-measurement are similarly treated. Profit recognized may not exceed the total of impairment losses recognized.

A discontinued operation is a component of the Group's business that represents a distinct line of business or major geographical area of operations or is a subsidiary acquired solely for resale.

Classification as a discontinued operation occurs upon disposal or on an earlier date when the operation meets the criteria to be classified as held for sale. A disposal group that is to be discontinued may also qualify.

l. Accounts receivable - Trade and other current assets
Accounts receivable - Trade and other current assets are initially recognized at fair value, then at amortized cost less any impairment losses at each balance sheet date.

m. Inventories
Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

n. Cash and cash equivalents
Cash and cash equivalents comprise cash balances, demand deposits and investments in mutual funds made with a short-term objective, measured at fair value with changes in fair value recognized in the income statement (see accounting policies "e").
Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows, but are classified in the balance sheet as other current financial liabilities.

o. Impairment
Non-financial assets:

The carrying amounts of the Group's non-financial assets, except for investment property, inventories (see accounting policies "m") and deferred tax assets (see accounting policies "x") are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

With respect to goodwill, intangible assets with an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A Cash-Generating Unit (CGU) is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in the income statement.

An impairment loss recognized in respect of a CGU (or group of units) is first allocated to a reduction in the carrying amount of any goodwill associated with the CGU (or group of units), then to a reduction in the carrying amount of other assets in the unit (or group of units) in proportion to the carrying amount of each asset in the unit (or group of units).

The recoverable amount of an asset or CGU is the higher of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill may not be reversed.

With respect to other assets, the Group assesses on each balance sheet date whether there is any indication that recognized impairment losses from previous periods have lessened or ceased. An impairment loss is reversed if there has been a change in the estimates used for determining the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Financial assets
The Group considers a financial asset to be impaired if there is objective evidence that one or more events have had a negative effect on the asset's estimated future cash flows.

The impairment loss of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate of financial assets. An impairment loss in respect of a financial asset available-for-sale is calculated by reference to its current fair value.

An impairment test is performed individually on each significant financial asset. Other assets are tested in groups with similar credit risks.

Impairment losses are recognized in the income statement. With respect to assets available-for-sale, any accumulated loss previously recognized in equity is transferred to the income statement.

An impairment loss is reversed if the reversal can be objectively related to an event subsequent to when the impairment loss was recognized. With respect to financial assets measured at amortized cost and financial assets available-for-sale which are debt securities, the reversal is recognized in the income statement. With respect to financial assets available-for-sale which are equities, the reversal is directly recognized in equity.

p. Share capital
Ordinary shares
Ancillary costs directly attributable to the issuance of ordinary shares or share options are recognized as deductions from equity.

Repurchase of equity instruments
If the Group buys back its own equity instruments, the amount of the consideration paid, including directly attributable costs, is recognized as a change in equity. Repurchased shares are classified as treasury shares and shown as a deduction from total equity.

Dividends
Dividends are recognized as a liability in the period in which they are declared.

q. Financial liabilities
Financial liabilities especially comprise:

Convertible bonds
Convertible bonds that can be converted to a fixed number of shares at the option of the holder, where the number of shares does not vary with changes in their fair value, are accounted for as compound financial instruments (see accounting policies "e"). The interest expense recognized in the income statement is calculated using the effective in-

terest rate method.

Interest-bearing borrowings are accounted for as non-derivative financial instruments in accordance with accounting policies "e".

Minority interest purchase commitments
The Group has committed, on either a firm or a conditional basis, to acquiring minority shareholders' interests in certain of its consolidated subsidiaries. As IFRIC has not yet issued an interpretation covering the accounting treatment for such commitments, the Group has applied the following accounting treatment:
– On initial recognition, the purchase commitment is recognized as a financial liability measured as the present value of the exercise price, eliminating the related minority interests and, for any balance remaining, as goodwill
- On December 31, 2006 the financial liability was remeasured, based on forecasts as of the estimated repurchase date and any change in the financial liability is recognized as goodwill
- The net income, attributable to equity holders of the parent, includes the share in respect of interests over which a purchase commitment has been recognized
- Interest expense has been recognized on the financial liability at December 31, 2006, using a risk-free rate appropriate to the terms of the transaction
Dividends paid to minority shareholders are classified as financial expense when a purchase commitment exists, unless the exercise price is based on a formula which includes such dividend payments, in which case the payment to minority shareholders is treated as an adjustment to goodwill

r. Employee benefits

Defined contribution plans
Obligations for contributions to defined contribution plans are recognized as an expense as incurred.

Defined benefit plans
The Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rated bonds that have maturity dates approximating to the terms of the Group's obligations. The calculation is performed using the projected unit credit method.
All actuarial gains and losses are recognized in the income statement.

Other long-term benefits
There are no other long-term service benefits.

Termination benefits
Termination benefits are recognized as expenses when the Group is committed, with no realistic possibility of withdrawal, to a formal detailed plan to lay off employees before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the Group has offered an incentive to encourage voluntary redundancies, if it is probable that such an offer will be accepted and if the number of individuals accepting the offer can be reliably estimated.

Short-term benefits
Liabilities for short-term benefits are measured on an undiscounted basis and recognized when the corresponding service is rendered.
A provision is recognized for the amount the Group expects to pay under incentive plans and short-term cash bonuses if the Group has a present legal or constructive obligation to make such payments as a result of past services by an employee and if the obligation can be reliably estimated.

Share-based payments
The share option and bonus share programs enable the Group's employees to acquire shares in the Company. The fair value of options or bonus shares, measured on the grant date, is recognized as a personnel expense with a corresponding increase in equity over the vesting period.
This fair value has been measured by independent actuaries. The amount recognized as an expense is adjusted to reflect the actual number of options and shares that vest except, in the case of options, where forfeiture is only due to share prices not achieving the threshold for vesting.

s. Provisions
A provision is recognized in the balance sheet when the Group has a present legal or constructive obligation resulting from a past event, the obligation can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. If the time value effect is significant, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

t. Accounts payable - Trade and other payables
Accounts payable - Trade and other payables are recognized initially at fair value, and subsequently at amortized cost.

u. Revenues

Goods sold and services rendered
Revenues from services rendered are recognized in the income statement in proportion to the stage of completion of the transaction at the balance sheet date.

The stage of completion is assessed by reference to surveys of work performed.

Revenues from the sale of goods are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

No revenue is recognized if there are significant uncertainties regarding (i) recovery of the consideration due, (ii) associated past or future costs, or (iii) the possible return of goods where there exists a right to cancel the purchase and when the Group remains involved in the management of the goods.

Rental income
Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease.

Incentives granted by the Group under a lease agreement are an integral part of the total net rental income and are recognized in the income statement over the term of the lease.

Government grants
Government grants are recognized in the balance sheet initially as deferred income when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as revenues in the income statement of the period in which the expenses are incurred. Grants that compensate the Group in full or in part for the costs of an asset are recognized in the income statement as other operating revenues spread over the useful life of the asset.

v. Expenses

Operating lease payments
Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease contract.
Lease incentives received are recognized in the income statement as an integral part of the total net lease expense over the term of the lease contract.

Finance lease payments
Minimum finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic interest rate on the remaining balance of the liability.

External expenses
These principally comprise telecommunication expenses, rent of premises and related expenses, other rentals, insurance premiums, travel and entertainment, and fees (see note IV-5).

w. Financial income and expenses
Financial income includes interest receivable on investments, dividends, gains realized on disposal of available-for-sale financial assets, increases in the fair value of financial assets at fair value through the income statement, dividends on debt-equivalent preference shares, foreign currency gains and profits on hedging instruments that are recognized in the income statement.
Interest income is recognized in the income statement as it accrues, using the effective interest rate method. Dividends are recognized as soon as the Group acquires the right to receive the payment, i.e., in the case of listed shares, on the ex-dividend date.
Financial expenses include interest due on borrowings, unwinding of the discount on provisions, foreign currency losses, decreases in fair value of financial assets at fair value through the income statement, impairment losses on financial assets and losses on hedging instruments recognized in the income statement and the financial expense connected with minority interest purchase commitments.
All costs related to borrowings are recognized in the income statement using the effect interest rate method

x. Income taxes
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is (i) the expected tax payable on the taxable income for the year, which is calculated using tax rates enacted or substantially enacted at the balance sheet date, and (ii) any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: (i) the initial recognition of goodwill, (ii) the initial recognition of assets or liabilities in a transaction which is not a business combination and that affects neither accounting profit nor taxable profit, and (iii) temporary differences relating to investments in subsidiaries and affiliates to the extent that they will probably not reverse in the foreseeable future. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply in the period when the asset is realized and the liability settled, based on tax laws that have been enacted or substantially enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

y. Earnings per share
The Group reports both basic and diluted earnings per ordinary share. Basic earnings per share is calculated by dividing the earnings attributable to the owners of the Company's ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to owners of ordinary shares and the weighted average number of ordinary shares outstanding for the effects of all potentially dilutive ordinary shares, which include convertible bonds, share options and bonus shares awarded to employees.

z. Segment reporting
A segment is a distinct component of the Group which is engaged either in providing products or services within a particular economic environment (a geographic segment) or in providing related products or services (a business segment) and which is subject to risks and rewards that are different from those of other segments.
Due to its organization, the Group's primary reporting format is by geographic segment, based on customer location, and with secondary information by business segment.
The geographic segments are defined as follows:
- NAFTA (North America Free Trade Agreement): This segment includes the United States, Canada, Mexico, and their offshore locations (Dominican Republic, Philippines, India and Argentina)

- Europe: This segment comprises all European countries (France, United Kingdom, Spain, Portugal, Italy, Belgium, Germany, Switzerland, Austria, Greece, Sweden, Norway, The Netherlands, Denmark, Czech Republic, Slovakia, Poland, Lebanon, Russia and Hungary) and certain offshore locations (Tunisia, Romania and Argentina)
- Rest of the World: This segment includes in particular South America (Brazil, Argentina, El Salvador, and Chile) and Asia (Indonesia, Philippines, South Korea, Singapore, China and Japan)

Secondary information is provided for the following business segments: Outbound, Inbound and Other.

Inter-segment sales for both geographic and business segments are negligible, and are completed under arm's length conditions.

Segment information is set out in note V.

Events after the balance sheet date

During the first quarter of 2007 the US subsidiary Noble Systems was sold for $13.5 million, of which $8.5 million is deferred under guarantee until the end of 2007.

On March 12, 2007, Teleperformance acquired 100% of the shares of Twenty4help Knowledge Service AG, the European leader in technical assistance and help-desk services, for €85.9 million.

In February, the Group elected for the early redemption of the OCEANE convertible bonds, resulting in the conversion of 7,393,256 OCEANE bonds into 7,866,365 new shares, taking effect January 1, 2007, and in the early repayment of 15,517 unconverted bonds.

Consequently, there were no outstanding OCEANE bonds as of February 23, 2007.

Determination of Fair Value

Certain accounting policies and disclosures require determining the fair value of financial and non-financial assets and liabilities. Fair values are determined for purposes of measurement or disclosure according to the following methods. Additional information about assumptions used in determining fair value is disclosed, where necessary, in the specific notes for the asset or liability involved.

Property, plant and equipment

The fair value of property, plant and equipment that is recognized following a business combination is based on market value. The market value of a building is the estimated amount for which the property could be exchanged at that time between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of plant, equipment and improvements is based on the quoted market prices for similar items.

Intangible assets

The fair value of patents and brand names acquired during a business combination is based on the discounted present value of estimated fees avoided through the acquisition of the patent or brand. The fair value of other intangible assets is based on the present value of the cash flows expected from the use and possible sale of the assets.

Investment property

Fair value is based on market value, that being the estimated amount for which a property could be exchanged between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

In the event that current active market prices are not available, the valuations are prepared by taking into consideration the estimated cash flows expected from leasing the property. The discount rate reflecting the specific risks inherent in the net cash flows is then applied to the annual net cash flow to obtain the property valuation.

Investments in debt and equity instruments

The fair value of financial instruments at fair value through the income statement, investments held to maturity and financial assets available-for-sale is determined with reference to their quoted bid price at the balance sheet date. The fair value of investments held to maturity is determined only for disclosure purposes.

Accounts receivable - Trade and other receivables

The fair value of accounts receivable - Trade and other receivables, except for construction contracts in progress, is estimated as the present value of future cash flows discounted at the market rate of interest at the balance sheet date.

Derivatives

The fair value of forward currency contracts is based on their quoted market price when available. If no quoted market price is available, the fair value is estimated by discounting to the present value the difference between the contractual forward price and the current forward price on the residual term of the contract, by using a risk-free interest rate (based on Treasury bonds).

The fair value of interest rate swaps is based on brokers' quoted prices and corresponds to the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and counterparty risk.

Non-derivative financial liabilities

The fair value, which is determined for disclosure purposes, is based on the present value of future cash flows generated by principal and interest repayments, discounted at the market rate of interest at the balance sheet date. In terms of the liability component of convertible bonds, the market interest rate is determined from similar but non-convertible liabilities. For finance lease agreements, the market interest rate is determined from similar lease agreements.

Share-based payments

The fair value of share options and bonus shares awarded to employees is measured, respectively, using a binomial model and the Black-Scholes model. The data required in the measurement include the share price on the measurement date, the exercise price of the instrument, the expected volatility (based on the weighted average historical volatility adjusted for changes expected due to available public information), the weighted average expected life of the instruments (based on experience and the general behavior of option holders), the dividends expected and the risk-free interest rate (based on Treasury bonds). Terms of a transaction that are not market terms are not considered when determining fair value.

II -Scope of Consolidation

All companies are fully consolidated with the exception of Flexibreaks, which is equity-accounted, as the Group exercises no management function in this company.

1. Scope of Consolidation at December 31, 2006

Consolidated companies	*Interest* %	*Control* %
Teleperformance	100	100
Full consolidation		
Contact Centers Europe :		
Teleperformance France	100	100
Cash Performance	90	90
Infomobile	100	100
Teleperformance Est	84	100
Teleperformance Nord	84	84
Teleperformance Ouest	94	100
Teleperformance Rhône-Alpes	88	88
Teleperformance Midi-Aquitaine	95	95
Comunicator	100	100
Techcity France	95	100
Société Technologie Interactive	75	75
Société Martiniquaise de Centre d'Appels (M.C.A)	90	90
Iberphone (TP Spain)	100	100
C.E.E. Iberphone (TP Spain)	100	100
Fonomerk (TP Spain)	100	100
Plurimarketing (TP Portugal)	100	100
In & Out, S.p.A. (TP Italy)	100	100
Service 800 Teleperformance S.A. (TP Greece)	70	70
DRS (Greece)	53	75
Mantel (Greece)	67	96
Techcity Hellas (Greece)	76	80
TP Lebanon	36	51
TP Romania - TP Greece Customer Provider SRL	70	100
TP Romania - Customer Management Company SRL	56	80

Consolidated companies	*Interest* %	*Control* %
NETC GmbH (TP Germany)	96	96
All by Phone + Net (Germany)	100	100
Teleperformance Unternehmensberarung (TP Austria)	97	97
TP Nordic (Sweden)	100	100
B.I.T.E. Göteborg (Sweden)	100	100
Techcity Solutions Nordic (Sweden)	95	100
Teleperformance Denmark AS	70	70
Teleperformance Finland Oy	100	100
Teleperformance Norway	100	100
La Société Européenne de Télémarketing (TP Belgium)	97	97
Call & Sell (PerfectCall - The Netherlands)	100	100
Teleteam Marketing AG (TP Switzerland)	67	67
SCMG (Switzerland)	100	100
Liberty Call (Switzerland)	100	100
Extratel (Switzerland)	100	100
Lion Teleservices CZ (Czech Republic)	80	80
Lion Teleservices SK (Slovakia)	56	70
Centrum Inwestycyjne (Poland)	100	100
Direct Star (Russia)	86	100
Teleperformance Hungary	100	100
Teleperformance U.K (formerly B.P.S)	100	100
B.P.S Associates Ltd. (United Kingdom)	68	68
MM Teleperformance Holdings Ltd (United Kingdom)	100	100
MM Group Ltd	100	100
Contact 24 Ltd	100	100
MM Group Ireland Ltd	100	100
Techcity Benelux (Belgium)	90	95
Techmar (Belgium)	97	100
Luxembourg Call Centers	100	100
RCC (Luxembourg)	86	86
NAFTA (North America and Mexico):		
Teleperformance Group, Inc. (USA)	100	100
Teleperformance USA	97	97
Voice FX (Teleperformance Interactive - USA)	97	100

Consolidated companies	Interest %	Control %
Americall Group, Inc. (USA)	100	100
Americall de Mexico, SA	100	100
Teleperformance Nearshore (Mexico)	89	90
Marcom Technologies Dominicana, SA (Dominican Republic)	100	100
Marusa Marketing, Inc. (Canada)	97	100
MMCC Solutions, Inc. (Teleperformance Canada)	97	100
MCCI Multi-channel communication Inc. (Canada)	97	100
Merkafon Group (USA)	100	100
Mauricius Contact Center (Mauritius)	84	84
TP El Salvador (Compania Salvadorena de Telemarketing)	84	100
Teleperformance Delaware	97	100
Rest of the World:		
TP Brazil Comércio et Serviços Ltda	92	92
Teleperformance CRM (Brazil)	92	100
Teleperformance Brasil Telemarketing (Brazil)	100	100
FST S.A. (TP Argentina)	100	100
Software Del Plata S.A. (Argentina)	98	98
Citytech. (Argentina)	92	92
Teleperformance Chili	100	100
Société Tunisienne de Télémarketing	100	100
Telemarketing Asia (Teleperformance Singapore)	70	70
P.T. Telemarketing Indonesia (TP Indonesia)	69	99
IMC-Marketing Co., Ltd. (TP Korea)	51	51
IMC-TM Co., Inc. (Corea)	51	100
CRM Services India Private Ltd. (TP India)	97	100
Telephilippines, Inc	60	60
MMCC Solutions Philippines Corp.	97	100
Teleperformance Australia Pty. Ltd	100	100
Nippon TP KK	58	58
TP Hong Kong	82	82
TP China	82	100
Beijing Interactive CRM	82	100

Consolidated companies	nterest %	Control %
Other support services (Europe, including France):		
Information services:		
Synerfil (France)	100	100
SVP Multi Info (France)	100	100
Software development:		
Progisoftware conseil (P.G.S.).	82	82
TP Technologies (United Kingdom)	51	51
Noble Systems Corp. (U.S.A.)	51	51
Other:		
Institut du Call Center (France)	80	80
Performance Institute, A.S. (Denmark).	70	100
Marketing Services:		
SR.Marketing Services	100	100
Pédagogie du management	100	100
Sales Promotion		
Groupe Présence plus (France)	66	66
Présence plus (France)	66	100
Start (France)	66	100
Other:		
New way (France)	100	100
Healthcare Communications:		
Rochefortaise Santé	100	100
J.R.T. Participations	100	100
F.C.S	100	100
Equity-accounted		
Marketing services:		
Sales Promotion:		
Flexibreaks	33	50

2. New acquisitions or start ups

A: acquisition; S: start-up

Contact Centers	*Consolidation date*	*Control %*	
Europe			
Société Technologie Interactive (France)	01/01/2006	+75%	S
RCC (Luxembourg)	01/01/2006	+86%	S
Direct Star (Russia)	01/01/2006	+100%	A
Teleperformance Hungary	07/01/2006	+100%	A
Techcity Hellas (Greece)	11/01/2006	+80%	S
SCMG (Switzerland)	12/01/2006	+100%	A
Liberty Call (Switzerland	12/01/2006	+100%	A
Extratel (Switzerland)	12/01/2006	+100%	A
NAFTA			
Teleperformance Nearshore (Mexico South America)	01/01/2006	+90%	S
Teleperformance Chile (Chile)	01/01/2006	+100%	S
Rest of the World			
Nippon TP KK	01/01/2006	+58%	S
TP Hong Kong	10/01/2006	+82%	S
TP China	10/01/2006	+100%	S
Beijing Interactive CRM	10/01/2006	+100%	S

3. Changes in percentage of ownership

Contact Centers	*Consolidation date*	*Control %*
TP Ouest	01/01/2006	+4%
Software del Plata (Argentina)	07/01/2006	+33%
CityTech (Argentina)	07/01/2006	+29%
TP Brazil Comércio et Serviços Ltda	12/31/2006	+5%
TP CRM (Brazil)	12/31/2006	+15%
Perfect call (The Netherlands)	10/01/2006	+3%
Teleperformance Unternehmens-berarung (TP Austria)	07/01/2006	-3%
La société Européenne de Télémarketing (TP Belgium)	07/01/2006	-3%
TP Institute (Denmark)	12/31/2006	+20%

4. Full disposals

Marketing Services	*Deconsolidation Date*	*Control %*
Cime (Optimise)	07/01/2006	-51%
Akoa	03/31/2006	-50%
Akoa Interactive	03/31/2006	-100%
Contact Centers		
Grandi Numeri (Italy)	09/30/2006	-50%
Market Vision (Germany)	09/30/2006	-76%
Société Tunisienne d'études et de sondages (research & surveys - Tunisia)	09/30/2006	-100%

5. Internal restructuring

Contact Centers:

- Absorption of CallTech by TP USA effective January 1, 2006
- Absorption of Centrum Inwestycyine (Poland) by Centrum Teleperformance Polska (Poland) effective January 1, 2006.
- On October 1, 2006, Teleperformance sold its interest in the Canadian subsidiaries Marusa Marketing, Inc. and MMCC Solutions, Inc. (Teleperformance Canada) to the Canadian subsidiary MCCI.

III. Notes to the balance sheet (in thousands of euros: k€)

III.1 Intangible assets

Costs	*Goodwill*	*Software*	*Other*	*TOTAL*
At January 1, 2005	278,823	25,062	2,206	306,091
Adoption of IAS 32/39 (*)	33,975			33,975
Increase	17,237	11,130	43	28,410
Decrease	-	-853	-194	-1,047
Remeasurement of minority interests	5,779	-	-	5,779
Exchange adjustments	21,731	2,206	206	24,143
At December 31, 2005	357,545	37,545	2,261	397,351
Increase	20,627	7,227	-151	27,703
Decrease	-10,650	-1,509	-	-12,159
Exchange adjustments	-13,067	-1,677	-170	-14,914
At December 31, 2006	354,455	41,586	1,940	397,981

Accumulated amortization and impairment losses	*Goodwill*	*Software*	*Other*	*TOTAL*
At January 1, 2005	-19,602	-16,339	-891	-36,832
Impairment	-5,754	-	-	-5,754
Increase	-	-9,288	-171	-9,459
Decrease	303	836	154	1,293
Exchange adjustments	-7	-1,230	-38	-1,275
At December 31, 2005	-25,060	-26,021	-946	-52,027
Impairment	-500	-6,772	-214	-7,486
Increase	-344	-	-	-344
Decrease	7,258	1,581	40	8,879
Exchange adjustments	1	1,121	45	1,167
At December 31, 2006	-18,645	-30,091	-1,075	-49,811
Carrying amounts				
At January 1, 2005	259,221	8,723	1,315	269,259
At December 31, 2005	332,485	11,524	1,315	345,324
At January 1, 2006	332,485	11,524	1,315	345,324
At December 31, 2006	335,810	11,495	865	348,170

(*) Adoption of IAS 32/39:
- Goodwill recognized in the commitment to repurchase minority interests €34,697k
- MM Teleperformance preference shares: €722k

Other intangible assets include patents and licenses, as well as a non-compete agreement amortized over its 10-year lifetime, which was executed under a business acquisition in the United States.
The carrying amount of development expenditures as of December 31, 2006 was €628k, as compared with €431k at December 31, 2005.

Allocation of goodwill by geographic segment (carrying amounts)

In thousands of euros:	*2006*	*2005*
Europe	122,193	97,459
NAFTA	200,122	209,575
Rest of the World	13,495	25,451
Total	335,810	332,485

Goodwill was tested for impairment at December 31, 2006, in conformity with IAS 36.
The recoverable amount of Cash-Generating Units (CGUs), defined by geographic and business segment, is calculated based on the present value of estimated future cash flows, using the following assumptions:
- Short-term (three-year) forecasts approved by Group management, plus 2% annual growth over the following seven years
- Discount rate appropriate to each geographic segment, in particular:

	2006	*2005*
Europe	8,90%	9,63%
United Kingdom	9,081%	9,281%
NAFTA	10,365%	10,40%
Brazil	13,05%	14,99%

- Terminal values calculated with a ten year horizon without any further growth factor.

The Group uses only the above valuation method (for example, fair value less costs to sell is not used).

The principal amounts of goodwill are in the NAFTA Contact Center CGU: their net amount is €200.1 million. No impairment loss was recognized in 2006 or 2005 for this CGU, which mainly includes the contact center business in the United States, Canada and Mexico, and related offshore areas: the Dominican Republic, India and the Philippines. These countries cover a common portfolio of major customers and contracts.

At December 31, 2006 an impairment loss of €0.5 million was recognized on the goodwill remaining in the Marketing Services business in France.

Business combinations
The cost of shares acquired during the financial year 2006 was €38.1 million, including €24.3 million for controlling interests. Total goodwill recognized for the period amounted to €20.6 million, including €6.8 million related to the Group's commitments to repurchase minority interests.

The companies acquired during the financial year 2006 contributed €1,401k to consolidated net profit attributable to equity holders of the parent.

Disposals finalized during the period basically involve the Group's market research operations -- Grandi Numeri in Italy and its subsidiary Market Vision (telephone research), and Akoa (sales promotion).

Possible price adjustments have been taken into account, when measurable, in the amount of €2.6 million. Unprovided amounts were not significant at December 31, 2006.

The effect of acquisitions finalized in 2006 on assets, liabilities and cash is set out below, with assets, liabilities and contingent liabilities, measured at fair value.

	€000	
+ Identifiable assets acquired		9,353
Intangible assets	99	
Property, plant & equipment	2,765	
Deferred tax assets	195	
Total non-current assets	3,059	
Inventories	8	
Accounts receivable - trade and other current assets	4,609	
Other current assets	878	
Cash and cash equivalents	799	
Total current assets	6,294	
- Identifiable liabilities acquired		-5,568
Long-term provisions	811	
Financial liabilities	422	
Deferred tax liabilities	11	
Total non-current liabilities	1,244	
Current income tax liabilities	304	
Accounts payable - trade	762	
Other current liabilities	2,434	
Other financial liabilities	79	
Bank overdrafts	745	
Total current liabilities	4,324	
= Net identifiable assets and liabilities		3,785
+ Goodwill		20,627
= Acquisition price		24,326
+/- Cash acquired		-54
= Effect on cash		24,272

Warranties received in respect of the acquisitions of shares

All agreements in respect of the acquisition of controlling interests by the Group since 2004 include a commitment by the sellers to indemnify the acquirer for any undisclosed liability as of the date of acquisition. These commitments expire after two or three years, starting from the share transfer date for liabilities other than tax or personnel liabilities. For these, the commitment expires only when the potential liability is prescribed.

Most of these commitments are guaranteed by escrow accounts, due for release in two to four years on average.

No warranty claim was made for any of these acquisitions during 2006.

Warranties given in respect of the disposal of shareholdings

The amount of warranties given by the Group as part of the disposal of shareholdings amounted to €4.2 million, including:

- A warranty of €0.9 million for the disposal of the Healthcare Division, limited to a maximum of 20% of the transaction price, reducing by 25% each year and expiring June 30, 2007
- A warranty of €1 million, scaling back over four years, as part of the disposal of WSA and Kalee, covering potential loss from irrecoverable receivables or from any assessments or litigation relating to taxation or personnel matters prior to December 31, 2003. This warranty expires on December 31, 2007
- A warranty of €1 million, for four years, as part of the disposal of Promoplan, covering potential loss arising exclusively from assessments by fiscal, customs or social authorities on matters arising prior to December 31, 2003. This warranty expires on December 31, 2007
- A warranty of €0.8 million expiring December 31, 2008, given to the acquirer as part of the disposal of Design Board in June 2005; the warranty ceiling will be reduced by €250,000 each year until December 31, 2008
- A warranty of €0.3 million for four years, given by Synerfil as part of the disposal of its Business Fil subsidiary on June 29, 2005; the warranty ceiling will be reduced by €100,000 each year until June 29, 2009
- A warranty of €0.2 million for four years, given by SRMS as part of the disposal of its Akoa subsidiary on June 2, 2006; the warranty ceiling will be reduced by €50,000 each year until May 31, 2009

III.2 Property, plant & equipment

At December 31, 2006

Cost	Land & Buildings	Telephone and IT equipment	Other (*)	In progress	TOTAL
At January 1, 2005	44,949	142,246	45,869	335	233,399
Changes in the scope of consolidation	1,884	9,159	3,485	-3	14,525
Increase	10,183	28,697	10,417	94	49,391
Decrease	-3,683	-15,307	-6,738	-304	-26,032
Exchange adjustments	3,072	15,309	4,658	6	23,045
At December 31, 2005	56,405	180,104	57,691	128	294,328
Changes in the scope of consolidation	-252	5,139	141	42	5,070
Increase	16,793	32,843	13,391	501	63,528
Decrease	-3,329	-4,729	-2,961		-11,019
Exchange adjustments	-2,473	-11,197	-3,007	-25	-16,702
At December 31, 2006	67,144	202,160	65,255	646	335,205
Depreciation					
At January 1, 2005	-18,782	-89,443	-26,908		-135,133
Structures	-1,114	-1,812	-840		-3,766
Increase	-6,356	-26,877	-7,176		-40,409
Decrease	2,706	14,351	5,380		22,437
Exchange adjustments	-1,285	-9,195	-2,239		-12,719
At December 31, 2005	-24,831	-112,976	-31,783		-169,590
Changes in the scope of consolidation	70	-4,275	378		-3,827
Increase	-8,364	-31,908	-7,288		-47,560
Decrease	2,679	4,463	2,277		9,419
Exchange adjustments	1,112	7,137	1,388		9,637
At December 31, 2006	-29,334	-137,559	-35,028		-201,921
Net book value					
At January 1, 2005	26,167	52,803	18,961	335	98,266
At December 31, 2005	31,574	67,128	25,908	128	124,738
At January 1, 2006	31,574	67,128	25,908	128	124,738
At December 31, 2006	37,810	64,601	30,227	646	133,284

(*) principally vehicles, office equipment and furniture

No impairment loss has been recognized for these items.
Firm commitments for the acquisition of property, plant and equipment at December 31, 2006 totaled €6,146k.
The breakdown of property, plant and equipment that has been pledged, mortgaged or otherwise secured is presented below:

Pledge, mortgage and security by type of asset:	2006	2005
Land & Buildings	2,167	1,399
Telephone and IT equipment	8,823	5,731
Other tangible fixed assets	3,284	7,406
TOTAL	14,274	14,536

The amount of property, plant and equipment under finance lease agreements breaks down as follows:

	December 31, 2006			Dec 31, 2005
	Cost	Depreciation	Carrying amount	Carrying amount
Buildings	1,797	421	1,376	1,636
IT equipment	29,476	15,489	13,987	16,540
Other	6,351	3,019	3,332	3,362
TOTAL	37,624	18,929	18,695	21,538

Future minimum finance leases are payable as follows:

	Less than one year	Between one and five years	More than five years	TOTAL
Interest	946	890		1,836
Principal	7,020	8,874	67	15,961
Total	7,966	9,764	67	17,797

III.3 Investment property

Investment property comprises rental property and offices located in the suburbs of Paris (Puteaux).
Rental income and charges for investment property break down as follows:

In K€	2006	2005
Rental income	491	447
Rental charges (excluding depreciation)	87	74
Net rental income	404	373

The fair value of investment property is approximately €5,000,000.
This valuation is based on gross rents, excluding charges, capitalized at 10%.

Cost	*TOTAL*
At January 1, 2005	4,199
Transfer to assets classified as held for sale	-109
At December 31, 2005	4,090
Changes	38
At December 31, 2006	4,128
Accumulated depreciation:	
At January 1, 2005	-2,113
Depreciation expense	-108
At December 31, 2005	-2,221
Depreciation expense	-198
At December 31, 2005	-2,419
Carrying amount	
At January 1, 2005	2,086
At December 31, 2005	1,869
At January 1, 2006	1,869
At December 31, 2006	1,709

III.4 Investments in associates

At December 31, 2006	*Investments in associates*	*Impairment loss*	*2006 net amount*	*2005 net amount*
Investments in associates	316	-305	11	13

Cost	*Equity accounted investments*
At January 1, 2005	2,173
Changes	-13
Exchange adjustment	-115
At December 31, 2005	2,046
Changes	-1,730
At December 31, 2006	316
Impairment losses	
At January 1, 2005	-2,148
Exchange adjustment	115
At December 31, 2005	-2,033
Changes	+1,728
At December 31, 2006(*)	-305

Carrying amount	
At January 1, 2005	25
At December 31, 2005	13
At January 1, 2006	13
At December 31, 2006	11

(*) This amount represents fully impaired investments in deconsolidated european companies.

III.5 Financial assets

At December 31, 2006	*Non-current*	*Current*	*Total at Dec. 31, 2006*	*Total at Dec. 31, 2005*
Non-consolidated investments in subsidiaries and affiliates	145		145	4,417
Loans	36	7,206	7,242	7,757
Swaps		1,033	1,033	310
Sureties and guarantees	5,391	2,513	7,904	6,615
Other	230	104	334	359
Total, other financial assets	5,802	10,856	16,658	19,458
Impairment losses	-44	-422	-466	-502
Carrying amount, other financial assets	5,758	10,434	16,192	18,956

III.6 Deferred tax assets and liabilities

	Deferred tax assets (1)	*Deferred tax liabilities*	*Net*	*(1) including tax losses*
At January 1, 2005	9,111	3,774	5,337	6,113
Recognized in income	1,067	1,242	-175	-828
Exchange adjustments	688	611	77	298
Changes in the scope of consolidation	280	6	274	1,151
Reclassifications*	-1,373	167	-1,540	-427
Offset of deferred tax assets and liabilities	-3,408	-3,408		-463
At December 31, 2005	6,365	2,392	3,973	5,844
Recognized in income	-1,190	1,463	-2,653	-482
Exchange adjustments	-158	-449	291	-148
Changes in the scope of consolidation	-192	-189	-3	-
Offset of deferred tax assets and liabilities	5,440	5,440	-	-
At December 31, 2006	10,265	8,657	1,608	5,214

* reclassified to current tax assets or liabilities

III.7 Inventories

At December 31, 2006

Carrying amount	*Dec 31, 2006*	*Dec 31, 2005*
	65	2,137

Inventories mainly comprise IT equipment.
The €2,078k reduction results from the transfer of inventories at Noble Systems to assets held for sale.

III.8 Accounts receivable – Trade and other current assets

	Cost	*Impairment losses*	*Dec 31, 2006*	*Dec 31, 2005*
Accounts receivable - Trade	314,107	-12,134	301,973	316,276
Other receivables	8,529	-841	7,688	7,179
Recoverable taxes	14,879	-302	14,577	14,115
Advances and receivables on non-current assets	877	0	877	1,755
Prepayments	14,951	0	14,951	11,616
TOTAL	353,343	-13,277	340,066	350,941

III.9 Share capital

Share capital at December 31, 2006 was €118,014,182.50 consisting of 47,205,673 shares at par value of €2.50 each, all fully paid up.

On November 3, 2006 Teleperformance carried out a capital increase subscribed in cash with maintainance of preferential subscription rights in the amount of €259 million by issuing 11,774,148 new shares at €22 per share, €2.50 par value, at the rate of one new share for every three existing shares.

The exercise of share-conversion rights on the OCEANE bonds during 2006 resulted in the creation of 119,109 new shares with a par value of €2.50 each.

	12/31/2006	*12/31/2005*
Shares issued and fully paid up	47,205,673	35,312,416
Including treasury shares	*1,500*	*1,500*

III.10 Provisions

Financial year 2005

Non-current	*01/01/05*	*Increase*	*Reversals utilized*	*Reversals Non-utilized*	*Exchange differences*	*Other*	*12/31/05*
Provisions for risks							
- Personnel-related		48	-28		14	324	358
- Fiscal	435	5					440
- Other	474	11	-406				79
Retirement benefits	2,292	1,442	-387	-7	36	256	3,632
Provisions for other expenses			-9	9			
TOTAL NON-CURRENT	3,201	1,506	-830	2	-50	580	4,509
Current							
Provisions for risks							
- Sales-related	746	3,205	-2,392	-400	68	-5	1 122
- Personnel-related	2,178	1,535	-211	-564	17	-375	2,580
- Fiscal	353	772	-2	-120	38		1,041
- Other	260	336	318	-539	19		394
TOTAL CURRENT	3,537	5,964	-2,290	-1,461	142	-638	5 254
TOTAL PROVISIONS	6,738	7,470	-3,120	-1,459	192	-59	9,763

Financial year 2006

Non-current	01/01/06	Scope increases	Scope decreases	Increase	Utilized	Non-utilized	Exchange differences	Other	12/31/06
Provisions for risks									
- Personnel-related	358		-232	19	-1		-11		133
- Fiscal	440								440
- Other	79		-1	208	-10		1		276
Retirement benefits	3,632	811	-21	1,000	-2	-78	-39	14	5,317
Provisions for other expenses									
TOTAL NON-CURRENT	4,509	811	-254	1,227	-13	-78	-50	14	6,166
Current									
Provisions for risks									
- Sales-related	1,222			2,509	-1,010	-247	-84	6	2,396
- Personnel-related	2,580		-143	2,381	-217	-516	-49		4,036
- Fiscal	1,041			370	-240	-359	-24		788
- Other	411			726	-65	-18	4	-14	1,044
TOTAL CURRENT	5,254		-143	5,986	-1,532	-1,140	-153	-8	8,264
TOTAL PROVISIONS	9,763	811	-397	7,213	-1,545	-1,218	-203	6	14,430

Provisions for sales-related risks comprise provisions on sales, for quality-related risks, penalties and litigation.
Provisions for personnel-related risks basically concern lawsuits related to labor disputes.
Fiscal provisions cover risks arising from tax examinations by fiscal authorities.

Training commitments required by law:
This commitment only applies to French companies. Pursuant to the Law of May 24, 2004, employees of French companies have the right to benefit from at least 20 training hours per year, unused hours can be carried forward for six years.
The provision set up in the amount of €200,000 relates to training rights potentially used by employees for training courses unrelated to company business

III.11 Net Financial Indebtedness At December 31, 2006

	Total	Current	Non-current (1)	Total 2005
Due to minority shareholders	48,636	2,019	46,617	56,405
Bonds	158,261	158,261	-	157,462
Loans from financial institutions (2)	68,006	43,395	24,611	88,643
Finance lease liabilities	16,519	8,716	7,803	18,101
Derivative financial instruments	1,350	1,350	-	892
Bank overdrafts	24,646	24,646	-	45,838
Other borrowings and financial liabilities	13,379	7,092	6,287	9,115
Total financial liabilities	330,797	245,479	85,318	376,456
Marketable securities	-379,509	-379,509		-129,273
Cash and bank	-79,337	-79,337		-68,587
Total cash and cash equivalents	-458,846	-458,846		-197,860
Total net indebtedness	-128,049	-213,367	85,318	178,596

(1) due after five years: €14,241k
(2) including secured loans and lines of credit: €37,788k

The principal borrowings are as follows (in million of euros):

	Amount			
	Initial	*At December 31, 2006*	*Floating rate basis*	*Maturity*
Teleperformance	€47 M	€11.75 M	EURIBOR	04/2007
MCCI	C$20.5 M	C$20.5 M	Bank's prime rate	06/2011
TGI	US$25 M	US$4.7 M	Libor	07/2007
TGI	US$9 M	US$9 M	Libor	06/2011

The above borrowings include covenants as to the following financial ratios (M: Millions)

	Ratios		
Companies:	*Covenant*	*At Dec. 31, 2006*	*At Dec. 31, 2005*
Teleperformance (*):			
Gross financial liabilities/equity, attributable to equity holders of the parent	<1.2	0,46	0,85
Net operating profit before financing costs/financial liabilities	>3	8,5	8,1
TGI (US$25 million loan)(*):			
Net financial liabilities/equity (including minority interests)	<0.80	-0,17	0,41
Net financial liabilities/ EBITDA(**)	<2.5	-0,70	1,13
TGI (US$9 million loan)(***):			
Cash flow from operating activities after tax/interest on financial liabilities	>1.25	ND	
Assets (excl. intangibles)/ total debt	>US$40 M	US$57 M	
Debt / Assets (excl. intangibles) - total debt	<2,5	1,95	
MCCC			
Shareholders' equity	> C$7.1 M	C$41.3 M	-
Net financial indebtedness (excl. borrowings) / shareholders' equity	<1,90	0,16	-

(*) covenants calculated on the basis of Teleperformance Group consolidated amounts
(**) Net operating profit before financing costs plus depreciation and amortization of intangible assets and PP&E
(***) covenants calculated on the basis of TGI Group consolidated amounts

The main lines of credit are set out below:

	Amount 2006		*Maturity*	*Amount 2005*		*Maturity*
Company	*Line*	*Taken down*		*Line*	*Taken down*	
AGI (USA)	US$6M	-	06/2007	9,5 M USD	3,7 M USD	06/2006
TP Interactive	US$3M	US$2 M	07/2007			
Teleperformance USA	US$9M	-	07/2007	8,5 M USD	-	07/2007

TP USA's accounts are required to show the following ratios under the terms of credit lines granted to TP USA and TP Interactive:

	Covenants	*At Dec. 31, 2006*
Amount taken down / accounts receivable	<0,60	0,03
EBITDA + Rents / (Short-term portion of long-term debt + interest expense + income tax + rental expense - dividends)	> 1,25	1,56
Total liabilities (excl. operating liabilities, accruals, deferred income and non-interest-bearing debt) / EBITDA	< 4,75	2,05

In December 2003, the Company issued bonds convertible or exchangeable for new or existing shares ("OCEANE") in a maximum nominal value of €158.7 million, with the following features:

OCEANE terms and conditions

Date of maturity	1.01.2008
Issue price	€21.10
Coupon	3.25% payable annually in arrears on January 1 of each year.
Gross actuarial rate of return (in the absence of share conversion and/or exchange).	3.25% on the payment date
Redemption price	€21.10
Conversion and/ or exchange ratio	One share for one bond After the capital increase of November 3, 2006, the ratio became 1.064 share per OCEANE bond.
Terms of conversion and/ or exchange	At any time from December 11, 2003 to the seventh working day preceding the normal or early redemption date

Movements in the amount of the Oceane liability are as follows	*In millions of euros*
At December 31,2004	158,700
Adoption of IFRS: Bond issue expenses	-3,113
Amortization of bond issue expenses	1,557
Adoption of IAS 32 & 39: Amount classified as equity	-7,091
Amount classified as equity	2,251
Accrued interest	5,157
At December 31, 2005	157,462
Amount classified as equity	2,399
Amortization of bond issue expenses	778
Accrued interest	-3
Conversions	-2,375
At December 31, 2006	158,261

The effective interest rate used to calculate the OCEANE interest expense is 4.89%.

Borrowings from financial institutions broken out by principal currency and type of rate are presented in the following table (in millions of euros):

	Total Amount	*Euros*	*US dollars*	*Canadian dollars*	*Korean Won*	*Pound Sterling*	*Other*
Total in 2005	88,7	36,7	22,8	24,5	1,2	3,7	0,3
- Fixed	7,6	0,5	-	1,9	1,2	3,7	0,3
- Floating	81,1	36,2	22,8	22,6			
Total in 2006	68,0	20,2	18,1	16,9	6,3	4,7	1,8
- Fixed	9,4	0,3	-	1,0	6,3		1,8
-Floating	58,6	19,9	18,1	15,9		4,7	

Finance lease liabilities broken out by principal currency and type of rate are presented in the following table (in millions of euros):

	Total	*Euros*	*US Dollars*	*Canadian $*	*Brazilian Reals*	*Pound Sterling*	*Other*
Total in 2005	18.1	9.1	1.1	5.3	1.4	0.2	1.0
- Fixed	15.1	6.1	1.1	5.3	1.4	0.2	1.0
- Floating	3.0	3.0	-	-			
Total 2006	16.5	8.9	0.4	2.0	2.5	0.4	2.3
- Fixed	12.5	5.4	0.4	1.8	2.5	0.4	1.9
-Floating	4.0	3.5	-	0.2			0.4

Interest rate risk

The Group's exposure to a 1% interest rate change, based on its loans from financial institutions and finance lease liabilities at December 31, 2006 may be analyzed as follows:

Net position - less than one year December 31, 2006 (in €000)	83,849
Change in short-term interest rate	1%
Average period remaining	9 months
Effect over 12 months (in €000)	629
Total interest expense in 2005	16,106
Relative increase	3.9%

The net position, less than one year, does not include the amounts due on minority interest purchase commitments, derivative instruments, or OCEANE bonds amounting to €158,261k, of which 99.79% was converted on February 14, 2007.

The low exposure to changes in interest rates is due to the small amount of the Group's short-term debt, and does not require the use of derivative instruments and interest rate hedges.

The Group's interest rate exposure is managed by the Finance Department of the parent company, which has exclusive authority to enter into such financial transactions.

III.12 Accounts payable - Trade and other payables

	Accounts payable - Trade	*Other payables*	*Tax liabilities*	*Accrued expenses*	*Other operating liabilities*	*Total*
At December 31, 2005	65,377	56,409	38,796	41,083	10,478	212,143
At December 31, 2006	60,364	60,260	40,466	45,101	12,513	218,703

III.13 Non-current assets and liabilities classified as held for sale

	12/31/2006	12/31/2005
ASSETS:		
-Buildings		109
- Operating assets	12,992	
TOTAL	12,992	109
LIABILITIES:		
- Buildings	-	
- Operating liabilities	7,059	
TOTAL	7,059	-

Non-current assets and liabilities classified as held for sale involve:
At December 31, 2005
-Buildings located in Puteaux, in the suburbs of Paris
At December 31st, 2006
-Assets and liabilities of the US company Noble Systems, sold during the first quarter of 2007

IV. Notes to the income statement

IV.1 Effect of changes in foreign exchange rates

The effect of changes in foreign exchange rates on income statement line items is as follows:

	2006		2005	
	As reported	Excluding foreign exchange effects	As reported	Excluding foreign exchange effects
Revenues	1 385,188	1 371,789	1 195,868	1 169,860
Net operating profit before financing costs	131,341	130,921	106,060	104,282
Financial income and expense	-15,386	-15,323	-12,179	-11,352
Profit after taxes before gain and sale of discontinued operations	74,051	73,637	60,768	60,631
Net profit attributable to equity holders of the parent	70,915	70,764	58,251	58,258

IV.2 Other operating revenues

	2006	2005
Net profit from disposal of property, plant, and equipment	1,121	-1,223
Net profit from sale of investments	2,145	42
Own-work capitalized and transferred expenses	910	894
Grants	1,238	1,441
Other	935	68
Total	6,348	2,015

IV.3 Other operating revenues and expenses

	2006		2005	
	Revenues	Expenses	Revenues	Expenses
Other operating revenues and expenses	1,999	714	4,246	1,981
Impairment losses on current assets		3,754		3,292
Provisions for risks		4,237		1,168
Total	1,999	8,705	4,246	6,441

IV.4 Workforce and remuneration

The following information covers all consolidated Group companies.

	2006		2005	
	Workforce	Personnel expenses	Workforce	Personnel expenses
Europe	22,861	456,190	20,774	406,539
NAFTA	22,557	343,949	18,740	293,604
Rest of the World	27,150	148,520	24,272	110,362
Total	72,568	948,659	63,786	810,505
Average cost per employee		13.07		12.70

IV.5 External expenses

	2006	2005
Building rents and charges	56,597	49,212
Telecommunications	52,993	49,538
Hire and maintenance of equipment	18,030	15,779
Fees	14,132	12,775
Travel and entertainment	17,740	14,141
Consumables	11,607	10,129
Other	66,166	63,745
TOTAL	237,265	215,319

IV.6 Financial income and expenses

Interest on financial liabilities:

	2006	*2005*
Interest on Oceane bonds	8,258	8,189
Other interest expense	8,067	4,942
Interest on finance leases	1,574	1,042
Interest on minority interest purchase commitments	3,503	1,933
Loss on disposal of investments	230	
TOTAL	21,632	16,106

Other financial income and expenses:	2006	2005
Exchange rate differences	-256	588
Provisions	33	-70
Change in fair value of derivative financial instruments	-99	166
Other	-35	200
Total	-357	884

IV.7 Income taxes

Income taxes amounted to €41.9 million versus €33.1 million in 2005, including €39.3 million and €2.6 million of current and deferred tax expense, respectively.

In thousands of €:	*2006*	*2005*
Consolidated net profit	74,051	60,768
(-) Share in profit of associates	-5	-7
(=) Consolidated net profit before profit from associates and restatements	74,046	60,760
(+) Recognized income tax expense (1)	+41,909	+33,120
(=) Net profit before tax (2)	115,955	93,880
Standard income tax rate in France	34,43%	34,93%
Theoretical income tax expense	-39,923	-32,792
Impairment loss on goodwill	-172	-2,006
Effect of foreign tax rates	6,177	6,138
IAS 32 & 39 restatements	-2,041	-1,405
Share-based payments	-1,761	-220
Unrecognized deferred income tax assets	-3,811	-2,315
Permanent differences and other items	-378	-520
Recognized income tax expense	-41,909	-33,120
Effective tax rate	36.14%	35.28%

IV.8 Gain on sale of discontinued operations, net of tax

Nothing was reclassified under this heading during 2006.

IV.9 Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares.

Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, as adjusted for the effect of all potentially dilutive ordinary shares.

In K€	12/31/2006	12/31/2005
Net profit attributable to equity holders of the parent	70,915	58,251
Adjusted for share options and share awards	-	-
Adjusted for Oceane bonds	5,736	5,665
Adjusted net profit attributable to equity holders of the parent	76,651	63,900
Weighted average number of shares used to calculate basic earnings per share	37,288,236	35,310,916
Dilutive effect of share options	182,265	48,517
Dilutive effect of share awards	74,457	
Dilutive effect of Oceane convertible bonds	7,587,150	7,521,326
Average number of shares used to calculate diluted earnings per share	45,132,108	42,880,759
Basic earnings per share in €	1.90	1.65
Dilutive earnings per share in €	1.69	1.49

Weighted average number of shares used to calculate basic earnings per share

	2006
Ordinary shares issued at January 1	35,312,416
Treasury shares	-1,500
Oceane bonds converted	14,932
Shares issued in November 2006	1,962,358
Weighted average number of ordinary shares at December 31	37,288,236

The average share price used to calculate the dilutive effect of share options and share awards was determined based on the share prices available when the options and bonus shares were outstanding.

V. Segment information

Segment information by geographic area:

Financial Year 2005	Europe	NAFTA	Rest of the World	Total
Revenues	583,375	484,412	128,081	1,195,868
Net operating profit before financing costs	47,384	47,494	11,182	106,060
Capital expenditure (including finance leases)	23,293	24,816	6,838	54,947
Depreciation and amortization of all non-current assets (excl. securities).	20,362	21,168	5,131	46,661
Impairment losses		5,742		5,742
Asset allocation	548,008	432,411	79,478	1,059,897
- non-current	175,454	274,146	40,748	490,348
- current	372,445	158,265	38,730	569,440
- Assets classified as held for sale	109			109
Allocation of liabilities (excl. shareholders' equity):	482,402	105,204	31,430	619,037
- non-current	222,152	29,515	817	252,484
- current	260,250	75,689	30,613	366,553

Financial Year 2006	Europe	NAFTA	Rest of the World	Total
Revenues	654,790	568,923	161,475	1,385,188
Net operating profit before financing costs	68,210	61,560	1,571	131,341
Capital expenditure (including finance leases)	25,627	25,655	19,478	70,761
Depreciation and amortization of all non-current assets (excl. securities).	20,685	25,202	8,263	54,150
Impairment losses	500			500
Asset allocation	830,472	420,104	81,794	1,332,370
- non-current	198,578	262,548	38,072	499,198
- current	631,895	144,563	43,722	820,180
- Assets classified as held for sale		12,992		12,992
Allocation of liabilities (excl. shareholders' equity):	435,365	116,579	41,018	592,962
- non-current	46,053	51,354	3,353	100,760
- current	389,312	58,166	37,665	485,143
-Liabilities classified as held for sale		7,059		7,059

Percentage of Group revenues broken out by business segment:

Financial Year 2005	Europe	NAFTA	Rest of the World	Total
Outbound	39	22	22	30
Inbound	53	72	78	64
Other	7	7	-	6
TOTAL	100	100	100	100

Financial Year 2006	Europe	NAFTA	Rest of the World	Total
Outbound	38	15	18	27
Inbound	55	77	76	66
Other	7	8	6	7
TOTAL	100	100	100	100

Percentage of Group capital expenditures for operations broken out by business segment:

Financial Year 2005	Europe	NAFTA	Rest of the World	Total
Outbound	46	7	24	23
Inbound	46	86	76	70
Other	8	7	-	7
TOTAL	100	100	100	100

Financial Year 2006	Europe	NAFTA	Rest of the World	Total
Outbound	37	16	22	25
Inbound	58	80	76	72
Other	5	4	2	3
TOTAL	100	100	100	100

VI. Foreign currencies

Currency	*Country*	*2006*		*2005*	
		Average rate	*Closing rate*	*Average rate*	*Closing rate*
EUROPE					
Danish Crown	Denmark	0.134064	0.134120	0.134197	0.134039
Pound Sterling	United Kingdom	1.465025	1.489203	1.462354	1.459215
Norwegian Crown	Norway	0.124341	0.121389	0.124854	0.125235
Swedish Crown	Sweden	0.108082	0.110615	0.107790	0.106513
Swiss Franc	Switzerland	0.635747	0.622316	0.645870	0.643045
Czech Crown	Czech Republic	0.035291	0.036383	0.033580	0.034483
Slovakian Crown	Slovakia	0.026888	0.029040	0.025913	0.026399
Polish Zloty	Poland	0.256816	0.261028	0.248733	0.259067
Romanian Leu	Romania	0.283802	0.295552	0.280000	0.270000
Tunisian Dinar	Tunisia	0.600409	0.584044	0.620306	0.620578
AMERICA					
Brazilian Real	Brazil	0.366387	0.355568	0.332881	0.364751
Canadian Dollar	Canada	0.702584	0.654407	0.664588	0.728597
US Dollar	United States	0.797096	0.759301	0.804610	0.847673
Argentinean Peso	Argentina	0.259267	0.245212	0.274169	0.279619
Mexican Peso	Mexico	0.073163	0.070284	0.073950	0.079777
Chilean Peso	Chile	0.001476	0.001422		0.001460
Dominican Republic Peso	Dominican Republic	0.025529	0.021992	0.027632	0.024698

Currency	*Country*	*12/31/06*		*12/31/05*	
		Average rate	*Closing rate*	*Average rate*	*Closing rate*
ASIA / PACIFIC					
Yuan	China	0.096753	0.097283		0.100184
Hong Kong Dollar	Hong Kong	0.102609	0.097648		0.109321
Yen	Japan	0.006853	0.006272		0.007199
Rupiah	Indonesia	0.000087	0.000084	0.000083	0.000086
Rupee	India	0.017597	0.017164	0.018232	0.018674
Australian Dollar	Australia	0.600160	0.599125	0.612924	0.620771
Korean Won	South Korea	0.000835	0.000816	0.000786	0.000844
Philippine Peso	Philippines	0.015550	0.015493	0.014618	0.015944
Singapore Dollar	Singapore	0.501607	0.495000	0.483217	0.509476

VII.Other information

Guarantee given to IBM under a contract initially signed by Teleperformance USA and taken over by Merkafon de Mexico.

In 2004 Teleperformance USA signed a 5-year contract with IBM for customer relationship management and, more broadly, call center services on behalf of SPRINT PCS. IBM requested Teleperformance to provide them with a performance guarantee on Teleperformance USA for this contract.

Teleperformance provided that guarantee and obtained a 50% counter-guarantee from its subsidiary TGI.

Following various amendments in this contract due to the substitution of Teleperformance USA by Merkafon de Mexico, IBM agreed to replace the redundant guarantee with one in favor of Merkafon de Mexico. The TGI counter-guarantee remains in force.

For this guarantee, your company receives a commission of 0.5% of the revenues earned from this contract.

Commitments to make payments to employees on retirement, pursuant to collective labor agreements and legal provisions, relate basically to France. They are recognized as provisions (see Note III/10) and have been measured using the projected unit credit method, with the following actuarial assumptions:
- Discount rate: 4.5%
- Rate of increase in wages: 2.5%

VIII. Share-based payments

On June 24, 2004 the Group instituted a share option program that gives senior and middle management the right to acquire shares in the Company.
Moreover, two share options plans were created before November 7, 2002; the IFRS 2 measurement and recognition principles have not been applied to these.

On November 6, 2006, following the capital increase, the number of share options was revised upwards by 38,411 options on Plan I, 15,349 options on Plan II and 45,250 options on Plan III. In return, the option exercise price was adjusted from €29.37 to €27.60 for Plans I and II and from €18.46 to €17.34 for Plan III, so that the total subscription amount remained the same for the beneficiaries.
On August 2, 2006 the Group awarded 776,600 Company shares at no cost to senior and middle managers under the authorization given by the Shareholders' General Meeting of June 1, 2006. On November 6, 2006, following the capital increase, the number of bonus shares was adjusted, bringing the number of awarded shares outstanding to 826,666.

Details of Teleperformance's share option plans are as follows:

	Share options		
	Plan n° 1	*Plan n° 2*	*Plan n° 3*
Date of shareholders' meeting authorizing the plans	06.25.01	06.25.01	06.24.04
Total number of options authorized by the Meeting	595,750	239 000	700 000
Total number of options granted to corporate officers	125,000	187 000	170 000
Start date for exercising options/shares	06.26.05	06.26.05	06.25.08
Expiration date	06.25.07	06.25.07	06.25.09
Option exercise price	€29,37	€29,37	€18,46
Date of Board of Directors Meeting awarding the plans	06.25.01	06.25.01	06.24.04

Since the November 2006 increase in capital with maintenance of preferential subscription rights, the following changes occurred in the option plans:

	Share options		
	Plan n° 1	*Plan n° 2*	*Plan n° 3*
New exercise price	€27,60	€27,60	€17,34
Additional options granteds	38,411	15,349	45,250
Options/shares outstanding at December 31, 2006	634,161	254,349	745,250
Including for corporate officers at December 31, 2006	133,017	198,994	180,981
% of total	21%	78.2%	24.3%
Including performance-related options/shares	none	none	none

The fair value of share options at their issue date was assessed under the binomial method by an independent actuary using the following assumptions: 26% volatility rate, and assumed dividends of €0.20 in 2003 with a compound annual growth rate of 5%. The expense recognized in the income statement for this plan amounted to €610k in 2005 and €634k in 2006.

Features of the Teleperformance share award plan are as follows:

Date of shareholders' meeting authorizing the plan	06.01.06
Total number of bonus shares authorized by the Meeting	800,000
Total number of bonus shares authorized by the Meeting	776,600
Total number of bonus shares awarded	247,000
Date of Board of Directors Meeting awarding the plan	08.02.06
Date of irrevocable vesting of shares	08.02.08

Since the November 2006 increase in capital with maintenance of preferential subscription rights, the following changes occurred in the plan:

Additional bonus shares awarded	50,066
Date of irrevocable award of these additional bonus shares	11.3.2008
Total number of bonus shares awarded	826,666
Including for corporate officers at December 31, 2006	262,924
% of total	31%
Including performance-related options/shares	none

The fair value of bonus shares at their issue date was assessed under the Black & Scholes method using the following assumptions: 25% volatility rate, 0.90% dividend rate and 3.67% risk-free rate.

The expense recognized in the income statement in 2006 for this plan amounted to €4,522k.

IX. Foreign exchange risks:

The Group is exposed to the following foreign exchange risks:

- Risks relating to financing activities of subsidiaries;
- Risks relating to minority interest purchase commitments;
- Risks relating to business transactions carried out in a currency other than the functional currency
- Translation risks on consolidation

I Risks relating to financing activities of subsidiaries

In order to limit exposure to foreign exchange risks, the Group obtains loans or advances in foreign currencies, intended to cover loans granted to subsidiaries, denominated in the same currency and at the same maturity, or enters into exchange rate hedging transactions in the form of swaps.

Note 17 of the parent company financial statement discloses the hedge transactions entered into to limit the Group's exposure to exchange risks on the financing of its subsidiaries.

2 Risks relating to minority interest purchase commitments

At December 31, 2006, the liability recognized as financial liabilities amounting to €48,636,000 in respect of minority interest purchase agreements break down by principal currency as follows:

Currency In thousands	*US Dollar*	*Brazilian Real*	*Swedish Crown*	*Argentinean Peso*	*Norwegian Crown*	*Swiss Franc*	*Euro*
	26,155	5,677	7,782	4,624	36,731	7,791	10,323

The change in exchange rates has contributed to decrease the liabilities related to minority interest purchase commitments by €2.4 million.

3 Risks relating to business transactions carried out in a currency other than the functional currency

Considering the development of transactions invoiced in currencies different from the normal functional currency in some companies, the Group decided to carry out a study – currently in progress–with a view to identifying the effects of changes in foreign exchange rates related to such business transactions on companies' income from operations. These transactions were not hedged against foreign exchange risks in 2006.

4 Translation risks on consolidation

In respect of the translation effect on the consolidated revenues of the Group, the table below shows the breakdown of revenues by currency over the last two financial years.

	2005		*2006*	
	Amount	%	*Amount*	%
Euro	457.3	38.2%	513.1	37.0%
USD	363.6	30.4%	410.9	29.7%
Brazilian Real	113.8	9.5%	133.4	9.6%
Mexican Peso	76.7	6.4%	89.1	6.4%
Pound Sterling	71.9	6.0%	75.8	5.5%
Canadian Dollar	35.4	3.0%	76.2	5.5%
Other	72.2	6.5%	86.7	6.3%
TOTAL	1,195.8	100%	1,385.2	100%

The impact of a 1% fluctuation of the euro exchange rate against other currencies on the profit before tax:

A global 1% increase in the euro against other currencies would have decreased its 2006 profit before tax by €853k (2005: €803k).

X. Related parties:

In 2006 there was no relationship of any nature between the parent company, its officers (other than remuneration or payment of directors' fees) and its associates.

Companies controlled by Mr. Jacques BERREBI received remuneration from the parent company and/or its subsidiaries in respect of services rendered. Over the last three years, this remuneration amounted to:

- 2004: €867,570
- 2005: €420,243
- 2006: €508,201

In 2006 the remuneration and directors' fees received by the top managers amounted to €6,495,746 and €100,000 respectively.

A US$2 million loan was granted by Teleperformance Group Inc. to the CEO of Teleperformance USA, Dominic Dato.

Relationships between the Company and its officers:

- Mr. Michel PESCHARD was allocated the right to a termination indemnity in addition to that due under the terms of labor legislation or other agreements, as authorized by the Supervisory Board meeting of March 16, 2006. The amount will be equal to the total remuneration received in the year preceding a termination of his function and was fully provided in the Company's accounts pursuant to IAS 19.
- Mr. Daniel JULIEN, Jacques BERREBI and Christophe ALLARD executed a non-competition agreement with the Group, as authorized by the Supervisory Board meeting of March 16, 2006 with terms and conditions described in Section 3.4.3 of the Annual Report "Remuneration of the Board of Directors and Supervisory Board".
- The officers have been allocated 512,992 options and 262,924 bonus shares related to the 3 existing share option plans and the bonus share plan implemented in 2006.

Statutory auditors' report on the consolidated financial statements

This is a free translation into English of the statutory auditors' report issued in French and is provided solely for the convenience of English speaking users. The statutory auditors' report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Year ended 31 December 2006

To the shareholders,

Following our appointment as statutory auditors by the shareholders in general meeting, we have audited the accompanying consolidated financial statements of Teleperformance SA for the year ended 31 December 2006.
The consolidated financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities, of the financial position of the Group as at 31 December 2006 and of the results of its operations for the year then ended in accordance with IFRS as adopted by the EU.

Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Law (Code de Commerce) relating to the justification of our assessments, we bring to your attention the following matters:
- At each balance sheet date, the company tests the carrying amount of goodwill to determine whether it is impaired, and also reviews other non-current assets to determine whether there is any indication of impairment, as described in notes I-(o) and III.1 to the consolidated financial statements. We have examined how the impairment testing is performed, and the cash flow forecasts and assumptions used. We have also verified that the disclosures in notes I-(o) and III.1 are appropriate.
- Note I-(q) to the consolidated financial statements discloses the accounting treatment applied in respect of the commitments for the acquisition of shareholdings of minority interests, in the absence of any specific requirement set out in IFRS as adopted by the EU. We are satisfied that the accounting treatment applied is not in contradiction with the general principles of IFRS, and that the disclosures in note I-(q) are appropriate in respect of the assumptions and options made by the company.
- Notes I - (r) and VIII to the consolidated financial statements disclose the basis of measurement of share-based payments, in particular in respect of the bonus share plan. Measurement of the liability has been performed by independent actuaries. We have examined the underlying information, assessed the assumptions used, reviewed the calculations and verified that the disclosures in notes I - (r) and VIII are appropriate.

These assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Mérignac and Maisons Alfort, 27 April 2007

KPMG Audit	BDO MG SOFINTEX
Department of KPMG S.A.	Member of BDO
Eric Junières Partner	Jean Guez Partner

3.7.2
Parent Company Financial Statements and Statutory Auditors' Report

Parent company financial statements (french accounting standards)

The parent company accounts of Teleperformance for the year ended December 31, 2004, 2005 and 2006 have been drawn up in accordance with French standards.
They appear as follows:

Statutory auditors' report

p. 133

Balance sheet at December 31

ASSETS (in euros)	Note	2006	2005	2004
Net intangible fixed assets	1	31,017	53,872	190,613
Net tangible fixed assets	1	4,930,820	5,506,714	6,425,477
Net financial fixed assets				
Investments in subsidiaries and affiliates		427,805,864	381,306,030	379,563,437
Due from subsidiaries and affiliates		50,241,480	67,710,597	46,158,596
Other		434,819	337,069	350,457
Total financial assets		478,482,163	449,353,696	426,072,490
Total fixed assets		483,444,000	454,914,282	432,688,580
Current assets				
Advances and payments on accounts				2,545
Accounts receivable - Trade		14,935,684	22,772,035	12,536,486
Other receivables		12,771 751	14,918,390	15,143,524
Marketable securities	4	306,558,377	68,464,866	75,708,755
Cash and cash equivalents		7,943,075	742,952	528,913
Prepaid expenses		527,230	33,278	538,292
TOTAL CURRENT ASSETS	5	342,736,117	106,931,521	104,458,515
Deferred charges		778,155	1,556,310	2,432,568
Unrealized exchange losses	18	1,202,283	1,408,179	3,472,118
TOTAL ASSETS		828,160,555	564,810,292	543,051,781

Balance Sheet at December 31

LIABILITIES AND SHAREHOLDERS' EQUITY (in euros)	Note	2006	2005	2004
Share capital		118,014,183	88,281,040	88,281,040
Issue, merger & contribution premiums		406,311,168	178,932,275	178,932,275
Legal reserve		8,828,104	8,828,104	8,746,460
Other reserves*		26,406,669	24,406,669	21,906,669
Retained earnings		10,141,868	9,138,431	342,084
Net income for the period		48,650,339	13,597,162	20,523,976
Interim dividend				-5,296,862
Regulated provisions		21,493	41,182	
TOTAL SHAREHOLDERS' EQUITY	6	618,373,824	323,224,863	313,435,642
Provisions for contingencies and expenses	8	1,361,354	971,428	1,702,082
Liabilities				
Financial liabilities		180,415,335	217,069,273	207,648,957
Advances and payments on accounts				
Accounts payable - Trade		2,329,748	2,829,924	1,742,912
Tax and social security liabilities		2,593,383	3,424,796	1,846,518
Other liabilities		22,194,668	15,858,809	13,411,222
Deferred income		9,124		402,759
TOTAL LIABILITIES**	9	207,542,258	239,182,802	225,052,368
Unrealized exchange gains	18	883,119	1,431,199	2,861,689
TOTAL LIABILITIES & EQUITY		828,160,555	564,810,292	543,051,781
* incl. reserve for long-term capital gains		-	-	1 906,669
** Due after one year		506,726	174,341,366	188,440,339

Income Statement at December 31

(in euros)	Note	2006	2005	2004
Operating income:				
Revenues	10	34,600,546	33,565,498	26,386,486
Operating subsidies		-	-	-
Write-back of depreciation, amortization and provisions		184,955	19,120	148,437
Other income		128,305	8,977	139,490
TOTAL		34,913,806	33,593,595	26,674,413
Operating expenses:				
Purchases and external expenses		14,922,965	13,355,717	8,342,175
Taxes, levies and similar payments		1,026,909	881,586	802,033
Wages and social charges		5,422,860	5,235,290	4,087,616
Amortization expense and provisions		2,027,783	1,720,938	2,122,137
Other expenses		101,216	91,502	98,267
TOTAL		23,501,733	21,285,033	15,452,228
Net income from operations	10	11,412,073	12,308,562	11,222,185
Financial income*:				
Net income from investments in subsidiaries and affiliates		18,197,926	11,868,610	11,828,780
Interest income from loans		3,980,650	2,114,355	1,835,334
Other interest and related income		5,693 297	3,862,412	3,893,950
Write-back of provisions and transferred expenses		8,885,850	2,785,171	578,273
TOTAL		36,757,723	20,630,548	18,136,337
Financial expenses**:				
Amortization expense and provisions		367,996	5,881,029	5,550,351
Interest and related expenses		8,951,033	9,137,770	7,466,949
TOTAL		9,319,029	15,018,799	13,017,300
Financial result	11	27,438,694	5,611,749	5,119,037
Profit on ordinary activities before tax		38,850,767	17,920,311	16,341,222
Net amount of:				
- Capital gains on disposal of fixed assets		12,884,344	4,580	6,604,909
- Other non-operating income and expense		196,346	-384,359	251,297
- Write-back of amortization and provisions		1,747,684	281,254	0
Extraordinary items	12	14,828,374	-98,525	6,856,206
Income tax	13	5,028,802	4,224,624	2,673,452
Net income		48,650,339	13,597,162	20,523,976
* including income from affiliated companies		30,952,223	15,587,921	14,560,779
** including expenses from affiliated companies		-	5,600,000	4,120,000

Cash Flow Statement at December 31

(in thousands of euros)	2006	2005	2004
I. Cash flows from operating activities			
Net income (loss)	48,650	13,597	20,524
Depreciation and amortization of fixed assets	1,471	1,673	1,752
Changes in other provisions	-9 893	2,843	5,197
Capital gains/losses on disposals of fixed assets and shareholdings	-12,432	-4	-6,605
Internally generated funds from operations	27,795	18,109	20,868
Change in Working Capital Requirements	-4,519	-3 885	8,211
Net Cash Flow from operating activities	+23,277	14,224	29,079
II. Cash flows from investing activities			
Acquisitions of fixed assets:			
Intangible and tangible fixed assets	-765	-148	-1,046
Investments in subsidiaries and affiliates	-15,340	-6,274	-99,012
Other financial fixed assets	-10,797	-22,587	-44,290
Increase in deferred expenses			-92
Disposals and reduction of:			
Intangible and tangible fixed assets	1,825	48	5,381
Investments in subsidiaries and affiliates	6,015	292	2,552
Other financial fixed assets	28,404	2,869	19,738
Net cash flow from investing activities	9,342	-25,800	-116,769
III. Cash flows from financing activities			
Increase in shareholder equity	257,112		
Dividends paid	-10,594	-3,531	-12,358
Unrealized exchange gains/losses			
Repayment of financial liabilities	-38,119	-14,512	-18,804
Increase in financial liabilities	4,275	22,587	
Net cash flow from financing activities	212,674	4,544	-31,162
Change in cash and cash equivalents	245,293	-7,032	-118,852
Cash and cash equivalents at beginning of period	69,208	76,240	195,092
Cash and cash equivalents at end of period	314,501	69,208	76,240

Notes to the parent company financial statements k€: thousands of euros

1. Highlights of the Period

1.1 Acquisitions

Teleperformance acquired a 68% interest in the Swiss company SCMG for €7.8 million.

Teleperformance increased its shareholdings by:
- 26.01% in the equity of the Argentinean company FST. Its percentage shareholding now stands at 92.50%
- 29.15% in the equity of the Argentinean company CITYTECH. Its percentage shareholding now stands at 92.50%
- 10% in the equity of the German company ALL BY PHONE

The acquisition of stock in SCMG, FST and CITYTECH are subject to price adjustments based on future earnings.
A provisional estimate of the purchase price of these shares on the trade date has been made whenever such adjustment is considered probable and able to be measured reliably, and such addition to the price has been accounted for as a debt on fixed assets. This estimate may be adjusted later to reflect the final price.

1.2 Exchange of shares

A re-organization of the Canadian network was accomplished by exchanging shares held in Teleperformance Canada and MARUSA MARKETING for shares in the management company TGI (wholly owned subsidiary of Teleperformance) in the amount of €24 million. This transaction created a pre-tax gain of €12.4 million.

1.3 Subscriptions to capital increases

Teleperformance has subscribed to:
- The cash increase in capital of Teleperformance France, to the extent of €10 million,
- The cash increase in capital of the Brazilian company SPCC, to the extent of €6.7 million, thereby increasing its shareholding by 9.40%,
- The cash increase in capital of SET (Belgium) to the extend of €670K.

1.4 Sales of interest

During the year 2006 Teleperformance sold off:
- Its entire interest in the Byblos resort in Spain
- The "Market Research Division", namely:
  - Its entire shareholding in the Italian company Grandi Numeri
  - The "Market Research" business operated under contract management by its subsidiary Teleperformance France

The Group's total shareholding in Noble Systems was sold off in February 2007. The sale price being higher than the net book value of the investment, a portion of prior periods' depreciation was recaptured, in the amount of €8.5 million.

2. Increase in capital

By decision of the Board of Directors on November 3, 2006 Teleperformance undertook a cash increase in capital with preferential subscription rights in the amount of Ð259 million by issuing 11,774,148 new shares at €22 per share, of which €2.50 is par value and €19.50 new issue premium, at the rate of one new share for every three old shares.

In accordance with the provisions in article L. 239-9 of the Commercial Code, the company has chosen to impute the costs incurred by this capital increase to the new issue premium associated with it. This imputation is made on the after-tax amount, or €4.3 million.

3. Sale of buildings

The sale in October 2006 of buildings in Puteaux created an after-tax gain of €673,000.

4. OCEANE convertible bonds

The exercise of share-conversion rights on these bonds during 2006 meant the creation of 119,109 new shares with a par value of €2.50 each.

The company also decided to invoke the anticipated redemption provision on this loan for the unconverted bonds at the latest date of February 14, 2007; 7,393,256 bonds were converted into 7,866,365 new shares, taking effect on January 1, 2007.

The Board of Directors recognized the redemption on February 23, 2007 of 15,517 unconverted bonds.
As a result there is no OCEANE bond outstanding as of February 23, 2007.

Accounting principles, rules and methods (k€: in thousands of euros)

The annual financial statements have been prepared and presented in accordance with:
- The 1999 chart of accounts (PCG 1999) approved by the Ministerial Decree of June 22, 1999
- Law 83 353 of April 30, 1983
- Decree 83 1020 of November 29, 1983
- The following accounting regulations:
  - 2000-06 and 2003-07 regarding liabilities and shareholders 'equity
  - 2002-10 regarding amortization and depreciation of assets
  - 2004-06 regarding the definition, recognition and valuation of assets.

The accounting principles have been applied in compliance with French accounting regulations.

Investments in subsidiaries and affiliates

Investments in subsidiaries and affiliates appear on the balance sheet at their purchase price. As of this financial year, transfer charges, fees, commissions and legal fees related to acquisition are included in the purchase price of these investments (chart of accounts - PCG Art. 321-1 and 321-15).

Investments in subsidiaries and affiliates are written down when their present value is lower than cost. The present value is determined by using the discounted cash flow method, under the following assumptions:

- Three-year forecasts of the subsidiary and the relevant geographical zone, plus annual revenue organic growth of 2% over the next seven years
- Discount rate specific to each geographical zone:
  - Europe: 8.900%
  - UK: 9.081%
  - NAFTA: 10.365%
  - Brazil: 13.050%
- Terminal values calculated after ten years without taking any further growth factor into account

Any synergies arising from the integration of the company acquired into the business of the group, as well as its strategic value to the group, are also taken into account.

Increases and decreases in provisions for impairment losses in investments in subsidiaries and affiliates are carried in the financial result, except for the reversals on the disposal of shares, which, if any, are included in extraordinary items.

NOTE 1 - DETAIL OF FIXED ASSETS (IN K€)

	Gross	*Amortization, depreciation and provisions*	*Net 2005*	*Net 2005*
Intangible fixed assets	363	332	31	54
Tangible fixed assets	10,583	5,651	4,932	5,506
- Land	942	-	942	1,082
- Buildings	6,900	3,761	3,139	3,804
- Other	2,741	1,890	851	620
Financial fixed assets	482,592	4,110	478,482	449,354
- Investments in subsidiaries and affiliates	424 727	2,552	422,175	375,674
- Long-term investments - preferred shares	5,632		5,632	5,632
- Associated receivables	50,570	329	50,241	67,710
- Other	1,663	1,229	434	338
TOTAL	493,538	10,093	483,445	454,914

NOTE 2 - CHANGES IN GROSS FIXED ASSETS (IN K€)

	01/01/2006	*Increase*	*Decrease*	*31/12/2006*
Intangible fixed assets	475		112	363
Tangible fixed assets	11,685	766	1,868	10,583
- Land	1,082	-	140	942
- Buildings	7,722	249	1,071	6,900
- Other	2,881	517	657	2,741
Financial fixed assets	463,739	66,605	47,752	482,592
Financial fixed assets	388,491	54,794	18,558	424,727
- Long-term investments - preferred shares	5,632			5,632
- Associated receivables	68,039	11,370	28,839	50,570
- Other	1,577	441	354	1,664
TOTAL	475,899	67,371	49,732	493,538

Gross financial fixed assets - Investments in subsidiaries and affiliates

This heading records the following transactions (expressed in k€):

	Total
Gross value at December 31, 2005	388,491
Acquisitions and subscriptions to capital increases:	31,225
FST (Argentina)	3,387
Citytech (Argentina)	702
All by phone	750
Teleperformance France	10,000
SPCC (Brazil)	6,672
Plurimarketing (Portugal)	192
SET (Belgium)	670
Telemarket (Netherlands)	397
SCMG (Switzerland)	7,808
TP Canada	647

Exchange of share	12,009
TGI	23,569
Teleperformance Canada and Marusa	-11,560
Disposals and price reductions for the period	-6,998
Grandi Numeri (Italy)	104
Teleperformance West	77
Plurimarketing (Portugal)	665
SET (Belgium)	67
Teleperformance Austria	4
Teleperformance Germany	29
Byblos Hotel	4,325
NSDI *	1,727
Gross value at December 31, 2006	424,727

* Teleperformance's shareholding in NSDI was sold to Mr. J. K. NOBLE for US$1. These shares had been fully depreciated at the end of the previous period.

The table of subsidiaries and investments in subsidiaries and affiliates is attached to these notes.

Due from subsidiaries and affiliates

These amount to €50.6 million and relate to the following companies (expressed in k€):

	01/01/2006	*Increase*	*Decrease*	*12/31/2006*	*Due after one year*
Fonomerk	329	-	-	329	329
Telephippines	1,450	-	84	1,367	1,367
Teleperformance Brazil		8,000	-	8,000	-
Mm Group Holding	22,326	3,236	-	25,562	25,562
TGI	35,293	-	22,586	12,706	6,353
Merkafon De Mexico	6,358	-	3,890	2,468	-
Teleperformance France	2,000	-	2,000	-	-
FST (Argentina)	264	-	186	78	-
Others	19	143	102	60	-
Total	68,039	11,379	28,848	50,570	33,611

NOTE 3 - CHANGES IN DEPRECIATION, AMORTIZATION AND PROVISIONS (IN K€)

Changes	*01/01/2006*	*Increase*	*Decrease*	*12/31/2006*
Intangible fixed assets	421	23	112	332
Tangible fixed assets	6,179	665	1,193	5,651
- Buildings	3,918	416	573	3,761
- Other	2,261	249	620	1,890
Financial fixed assets	14,385		10,275	4,110
- Investments in subsidiaries and affiliates	12,817		10,265	2,552
- Long-term investments				
- Associated receivables	329	-	-	329
- Other	1,239	-	10	1,229
TOTAL	20,985	688	11,580	10,093

Tangible and intangible fixed assets

All fixed assets are amortized or depreciated on a straight-line basis, based on their nature and the schedule corresponding to their actual useful life in the business:

Software	3 years
Buildings (*)	1-25 years
Office and IT equipment	3 years
Other fixed assets	5-10 years

Software is subject to overriding depreciation over 12 months.

(*) according to the nature and type of building

Financial fixed assets - Investments in subsidiaries and affiliates

Period amortization expense

No amortization expense was recorded during the period.

Decreases in provisions during the period

Decreases in provisions in 2006 involved the following companies:

	Amount (in k€)
* N.S.D.I.	1,727
* Noble	8,538
TOTAL	10,265

NOTE 4 - CURRENT ASSETS: MARKETABLE SECURITIES

Marketable securities amount to €306.6 million
These comprise €166.6 million in money market funds and mutual funds with liquidation value of that amount as of December 31, 2006 plus €140 million in certificates of deposit.

NOTE 5 - MATURITY OF CURRENT ASSETS AT DECEMBER 31, 2006 (IN K€)

Gross amount	*Total*	*Due after one year*
- Accounts receivable - Trade (1) (2)	16,226	16,097
- Other receivables (3)	13,198	6,406
- Advances and payments on accounts	-	-
- Marketable securities	306,558	306,558
- Cash and cash equivalents	7,943	7,943
- Prepaid expense	527	527
TOTAL	344,452	337,531
(1) portion unbilled	353	353
(2) portion doubtful	1,447	-
(3) portion income receivable	1,090	1,090

The changes in provisions for write-downs of receivables break out as follows:

Changes	*01/01/2006*	*Increase*	*Decrease*	*12/31/2006*
Accounts receivable - Trade	1,219	104	32	1,291
Other receivables	485	-	58	427
Total	1,704	104	90	1,718

NOTE 6 - CHANGES IN SHAREHOLDERS' EQUITY (IN K€)

	Totals
Balance at December 31, 2005	323,225
- Increase in capital	257,112
- Dividend paid for FY2005	-10,594
- Net income for the period	48,650
- Overriding fiscal amortization and depreciation	-19
Balance at December 31, 2006	618,374

The share capital at December 31, 2006 comprised 47,205,673 shares of €2.50.

NOTE 7 - DEFERRED CHARGES

Deferred charges amounted to €800,000 at December 31, 2006, relating to the OCEANE issue expenses not yet amortized.

NOTE 8 - PROVISIONS FOR CONTINGENCIES AND EXPENSES

Changes in this heading break down as follows (in thousands of euros):

	01/01/06	*Augmentations*	*Diminutions*		*12/31/06*
			A	B	
Foreign exchange risk	281	368	-	281	368
Employee risks and litigation	40	-	-	-	40
Income tax	153	-	-	153	-
Employee retirement benefits	291	456	-	-	747
Risks related to subsidiaries and affiliates	206	-	-	-	206
TOTAL	971	824	-	434	1,361

A: Utilized B: Non-utilized

Obligations in terms of payment due upon retirement and post-employment benefits arising from labor agreements, legal requirements and decisions of the Supervisory Board appear as provisions, and have been evaluated by the Projected Unit Credit method, under the following actuarial assumptions:
- Discount rate: 4.5%
- Rate of increase in wages: 2.5%

Actuarial differences are entered in the income statement of the current period.
Receivables and debts in non-euro-zone currencies are also entered in the balance sheet at their market value as of closing. Unrealized exchanges losses and gains are carried in the balance sheet accounts.

NOTE 9 - DEBT MATURITIES (IN K€)

Certain loans are subject to financial ratios being respected as specified in the "risk factors" paragraph of the Annual Report. At December 31, 2006 the Company was in compliance with all financial ratios

	Gross Amount	Due within one year	Due between one and five years	Due after 5 years
- Convertible bond loan (1)	161,478	161,478	-	-
- Loans from financial institutions (2)	18,430	18,430	-	-
- Other financial liabilities	507	-	507	-
Financial liabilities - Sub-total	180,415	179,908	507	-
- Indebtedness from operations (3	4,923	4,923	-	-
- Debts on fixed assets (*)	5,055	5,055	-	-
- Other liabilities (4)	17,140	1,774	15,366	-
- Deferred income	9	9	-	-
TOTAL	207,542	191,669	15,873	-
(1) Portion accrued interest	5,154	5,154	-	-
(2) Portion bank loans	-	-	-	-
(3) Portion uninvoiced purchases	415	415	-	-
(4) Portion due and payable	1,771	1,771	-	-

* Related to price adjustments remaining due on investments in subsidiaries and affiliates

NOTE 10 - NET INCOME FROM OPERATIONS (IN K€)

Revenue breakdown	Amount
- Technical assistance	18,234
- Contract management	6,226
- Sales	7,644
- Rents and rental fees	1,015
- Other	1,482
TOTAL	34,601

Net operating income at December 31, 2006 showed a profit of 11,412 k€.
Average workforce was 33 people, including 29 managers/ supervisory and 4 employees.

NOTE 11 - FINANCIAL RESULT (IN K€)

	Amount
- Dividends	18,198
- Provisions on investments in subsidiaries and affiliates (net)	8,537
- Other provisions for impairment losses (net)	68
- Provisions for unrealized exchange losses (net)	-87
- Foreign exchange losses	-30
- Net proceeds from sale of marketable securities	2,458
- Net interest expense on financial investments	-1,705
TOTAL	27,439

NOTE 12 - EXTRAORDINARY ITEMS (IN K€)

During the financial year 2006, extraordinary items resulted in a profit of €14,828k.
Detail of extraordinary income and expense:

	2006			2005
	Income	Expense	Net	Net
Capital transactions	32,740	19,855	12,885	45
- Tangible and intangible assets	2,277	964	1,313	15
- Financial fixed assets	30,463	18,891	11,572	-11
- Other capital transactions				41
Management operations	196		196	-425
Allowance/write-back of depreciation, amortization and provisions	1,750	3	1,747	282
TOTAL	34,686	19,858	14,828	-98

NOTE 13 - ALLOCATION OF TOTAL INCOME TAX AND DEFERRED OR UNREALIZED TAX ASSETS AND LIABILITIES (IN K€)

	Pre-tax net income	Income Tax (A) Theoretical	Income Tax (B) Adjustments	Income Tax Owed	After-tax net income
Income from ordinary activities before tax	38,851	11,142	-6,639	4,503	34,348
- Short-term (34.43%)	30,314	10,437	-5,934	4,503	25,811
- Long-term (8.264%)	8,537	705	-705	0	8,537
Income from extraordinary items	14,828	1,625	-1,099	526	14,302
- Short-term (34.43%)	1,526	526	-	526	1,000
- Long-term (8.264%)	13,302	1,099	-1,099	-	13,302
TOTAL	53,679	12,767	-7,738	5,029	48,650

Tax savings realized with fiscal integration by adding in tax losses from subsidiaries are not included in the parent company's earnings and appear as indebtedness in the amount of €15,367k.

Future increases and reductions in tax expenses

	Gross Amount	Income tax
Type of increases	None	None
Type of reductions	-	-
- Taxed provisions deductible in the future	-	-
· Organic tax	66	23
· Construction-funding payroll tax	15	5
· Retirement benefits	456	157
Total	537	185
- Net long-term capital loss	7,876	-

The companies pooled for tax purposes in financial year 2006 are the following:

Teleperformance, SR.Marketing Services, New Way, SR. Sante, JRT Participations, Teleperformance Midi-Aquitaine and Teleperformance France.

The pooling agreement adopted is that recommended by the taxation authority in its instruction of July 23, 1993, the tax burden of the subsidiaries being equal to what it would have been without pooling.

NOTE 14 - RELATIONSHIPS WITH AFFILIATED COMPANIES (IN K€)

The table below summarizes the main balance sheet and income statement items that relate to the consolidated companies.

BALANCE SHEET	Net Amount
Assets	
- Investments in affiliates	422,172
- Due from affiliates	50,181
- Other financial fixed assets	5,632
- Accounts receivable - Trade	12,874
- Other receivables	8,327
Liabilities	
- Provisions for risks	190
- Financial liabilities	340
- Accounts payable - Trade	1,681
- Other liabilities	15,385

INCOME STATEMENT	Net amounts
Income	
- Revenues	26,312
- Income from investments in affiliates	17,996
- Other financial income	6,275
- Write-back of provisions	8,537
Expenses	
- Other external expenses	9,449
- Financial expenses	-
- Provision expenses	-

NOTE 15 - NOTE ABOUT COMPANY OFFICERS

Total compensation of any sort paid to the members of the Board of Directors for the period 2006 is €2,058k, as compared to €1,647k in 2005, and to the members of the Supervisory Board, is €210k, the same as in 2005.

Directors' fees paid to members of the Supervisory Board for the same period were €100k, as compared to €84.5k in 2005.

NOTE 16 - COMPANY'S EXPOSURE TO INTEREST RATE RISKS

The company's exposure to interest rate risk at December 31, 2006 is summarized as follows:
(in millions of euros)

	Gross amount	*Due within one year*	*Due between one and five years*	*Due after five years*
Financial assets				
- Loans and advances within the Group	50,570	16,960	33,610	
Including - fixed rate				
- floating rate	50,570	16,960	33,610	
Financial liabilities				
- Oceane bonds (1)	161,479	161,479		
- Loans from financial institutions	18,429	18,429		
- Other borrowings and financial liabilities (deposits received)	507		507	
Including - fixed rate	161,479	161,479		
- floating rate	18,429	18,429		

(1) Information about the OCEANE loan appears in paragraph III/11 Net Financial Indebtedness in the Notes to the consolidated financial statements.

NOTE 17 - COMPANY'S EXPOSURE TO FOREIGN EXCHANGE RISKS

The company's exposure to foreign exchange risks at December 31, 2006 is summarized as follows (in thousands of euros)

	Net amounts in foreign currencies at December 31, 2006
Financial assets	
- Loans and advances within the Group	
US Dollar	(*) (**) (***) 20,154
Sterling Pound	(****) 17,132
Financial liabilities	
- Loans from financial institutions	
US Dollar	(*) (***) 5,154
Sterling Pound	(****) 1,762

(*) Loans in US dollars totaling $3.3 million to American subsidiaries (Merkafon de Mexico for $3.2 million and FST for $100,000) are hedged by bank loans denominated in the same currency.
(**) US dollar loans granted to the American subsidiary TGI ($15 million) were hedged against exchange rate risk by a swap.
(***) A US dollar loan granted to Telephilippines for $1.8 million was hedged against exchange rate risk by an advance in foreign currency.
(****) The loan in Pounds Sterling granted to the English subsidiary MM Group (£17.1 million) has also been hedged against exchange rate risk by means of a swap of £13.2 million and by an advance in foreign currency of £1.8 million.

NOTE 18 - UNREALIZED EXCHANGE LOSSES/GAINS ON DEBTS AND CREDITS DENOMINATED IN FOREIGN CURRENCY (IN K€)

Headings involved	*Unrealized exchange loss*			*Unrealized exchange gain*
	Total	*Offset by foreign currency hedges* — *Unrealized exchange gain*	*Provision for risk*	*Total*
Operating receivables	237	-	237	41
Associated receivables	131	833	131	6
Other receivables	-	-	-	
Operating liabilities	-	-	-	3
Financial liabilities	-	1	-	833
TOTAL	368	834	368	883

NOTE 19 - NOTE ON FINANCIAL COMMITMENTS (IN K€)

COMMITMENTS GIVEN	*Total*	*Portion for subsidiaries*
Surety	-	-
GROUPE VIVACTIS (1)	877	-
WSA (2)	1,000	-
DESIGN BOARD (3)	750	
Guarantees to banks for loans made to subsidiaries		
BNP Paribas (Teleperformance Switzerland))	91	91
BNP Paribas (Teleperformance Austria)	330	330
HSBC (Iberphone)	3,000	3,000
Crédit du Nord (Noble Systems Corp)	482	482
Crédit du Nord (Teleperformance Group Inc)	3,736	3,736
BNP Paribas (In & Out)	360	360
Leasing companies (In & Out)	990	990
TOTAL	11,616	8,989

(1) The beneficiary is the acquiring company of the subsidiaries in the HealthCare Division: an assets and liabilities guarantee (scaling back until June 30, 2007).
(2) The beneficiary is SRMS: an assets and liabilities guarantee given to the acquiring companies of WSA and Kalee (scaling back until December 31, 2007).
(3) The beneficiary is the acquiring company of Design Board. This surety was provided jointly with SRMS (scaling back until Dec. 31, 2008).

GUARANTEE GIVEN

Performance guarantee for Merkafon de Mexico in a contract with IBM since May 1, 2006 (expiring December 31, 2008) for a maximum amount of US$40 million.

SHARE PURCHASE COMMITMENTS TO MINORITY SHAREHOLDERS IN SUBSIDIARIES

The company has committed to minority shareholders to acquire their interests in certain of its subsidiaries as part of the original acquisition agreement.

These commitments are estimated to amount to €20,308k as of December 31, 2006, based on the contractual commitments given by the company to the minority shareholders. This amount is adjusted each year on the basis of subsidiaries' results and of exchange rate movements.

COMMITMENTS RECEIVED

Guarantee received

Performance guarantee received from TGI for 50% of the contract between Merkafon de Mexico and IBM, since May 1, 2006 and running until December 31, 2008.

Financial recovery clause:

In 2005 the company granted its Belgian subsidiary a debt waiver amounting to €1,560,000; the waiver is conditional, and includes a recovery clause should the net worth and earnings of the subsidiary re-attain certain specified levels. As these conditions have not been met, the clause remains as yet unapplied.

Liability guarantees received in the course of share purchases

The company has acquired majority interests in a number of companies during the last and prior years. All share purchase agreements in respect of these acquisitions include a commitment by the sellers to indemnify the Company for any undisclosed liability or any irrecoverable asset as of the date of acquisition. The duration of these commitments is of two or three years from the share transfer date, except for matters relating to liabilities arising from fiscal or employment issues, where the commitment continues until the date prescribed by law. Most of these commitments are guaranteed by escrow accounts controlled by an authorized party, due for release in two to four years on average.

Individual rights to training

As of December 31, 2006, the Company had received no request from employees for training hours in accordance with the law No. 2004-391 of March 4, 2004. The commitment is not monetarily significant.

RECIPROCAL COMMITMENTS

Execution of a non-competition agreement between the Company and Mr. Christophe ALLARD, as authorized by the Supervisory Board meeting of March 16, 2006.

The terms and conditions of such agreement are described in Section 3.4.3 of the Annual Report "Remuneration of the Board of Directors and Supervisory Board."

Table of subsidiaries and investments in subsidiaries in 2006

In 'ooos of local currency	Share capital		Average exchange rate	Closing exchange rate	Reserves and retained earnings	
I - Detailed information						
Subsidiaries whose gross value is greater than 1% of the parent company's share capital						
A - (Subsidiaries more than 50% owned by the Company)						
SR SANTE 6-8, rue Firmin Gillot 75015 Paris FRANCE	3,750	EUR			1,911	EUR
SR MARKETING SERVICES 6-8, rue Firmin Gillot 75015 Paris FRANCE	17,969	EUR			17,518	EUR
ALL BY PHONE Wendenstrasse 377 20537 Hambourg GERMANY	30	EUR			1,633	EUR
CENTRUM INWESTYCYJNE Uiannapol 3 03-236 Warsaw POLAND	50	PLN	0.256,816	0.261,028	5,328	PLN
INFOMOBILE 6, rue Hélène BOUCHER 78286 Guyancourt Cedex FRANCE	116	EUR			301	EUR
LUXEMBOURG CALL CENTERS 4, bd Joseph II 1840 LUXEMBOURG	500	EUR			45,079	EUR
MM GROUP HOLDINGS 17-54 Hartfield Road SW 19 3SE London UK	473	GBP	1.465,026	1.483,129	4,292	GBP
INVERPANAMERICA Av Cuauhtemoc 400 64000 Monterrey NL MEXICO	89,787	MXP	0.073,163	0.070,284	-52	MXP
TELEPERFORMANCE BRAZIL Rua Florencio de Abreu 623 01029 001 Sao Paulo BRAZIL	32,054	BRC	0.366,387	0.355,568	4,618	BRC
NOBLE SYSTEM 4151 Ashford Dunwoody Road 30319-1462 Atlanta, Georgia USA	127	USD	0.797,096	0.759,301	9,021	USD
TECHCITY SOLUTIONS FRANCE 4, bd Rocheplatte 45000 Orleans FRANCE	318	EUR			12,078	EUR
IBERPHONE Avenida de Burgos 8A 28036 Madrid SPAIN	7,442	EUR			4,749	EUR
TELEPERFORMANCE BELGIUM 62, rue de la Fusée 1130 Brussels BELGIUM	769	EUR			-661	EUR
SERVICE 800 Thisseos 330 176 75 Athen GREECE	600	EUR			3,587	EUR
PLURIMARKETING Rua Alexandra Braga 25 B 1150 003 Lisbon PORTUGAL	841	EUR			2,154	EUR
BITE St Eriksgatan 113 PO BOX 6777 11384 Stockholm SWEDEN	277	SEK	0.108,082	0.110,615	25,500	SEK
TELEPERFORMANCE FRANCE 6-8, rue Firmin Gillot 75015 Paris, FRANCE	8,200	EUR			6,801	EUR
TELEPERFORMANCE MIDI AQUITAINE 224, rue Godard 33000 Bordeaux, FRANCE	2,510	EUR			6,524	EUR
TELEPHILIPPINES San Miguel Avenue 1600 PSIG CITY METRO Manila PHILIPPINES	43,500	PHP	0.015,550	0.015,506	271,199	PHP
TELEPERFORMANCE SINGAPOUR 210 Middle Road Unit 188994 SINGAPORE	6,000	SGD	0.501,607	0.495,000	-224	SGD
TELEPERFORMANCE AUSTRALIA 205 Pacific Highway New South Wales 2065 AUSTRALIA	3,150	AUD	0.600,160	0.599,125	3,000	AUD
FST Av Leandro N Alem 896 2 Piso 1001 Buenos Aires ARGENTINA	8,100	ARP	0.259,267	0.245,212	9,204	ARP
TELEPERFORMANCE NETHERLANDS Schouwburgring 75 5037 TK Tilburg THE NETHERLANDS	29	EUR			3,286	EUR
SCMG Lautengartenstrasse 23 4052 Bale SWITZERLAND	250	CHF	0.635,747	0.622,316	2,088	CHF
TELEPERFORMANCE GROUP INC 1 601 Washington Avenue suite 400 Miami Beach FL 33139 USA	182	USD	0.797,096	0.759,301	167,046	USD
B - Investments with 10 to 50% of share capital held by the Company						
NIL						
II General information						
A - Subsidiaries not included in paragraph I						
a) French subsidiaries (as a whole)	-				-	
b) Foreign subsidiaries (as a whole)	-				-	
B - Investments not included in paragraph I						
a) French subsidiaries (as a whole)	-				-	
b) Foreign subsidiaries (as a whole)	-				-	

Investment inventory At December 31, 2006

Share-holding %	Carrying value of share holding Gross	Net	Outstanding loans and advances granted by the company	Commitments & warranties given	Revenue 2006		Profit 2006		Dividend received in thousand
100	6,647	6,647			0	EUR	132	EUR	
100	22,906	22,906			0	EUR	1,349	EUR	
90	4,325	4,325			11,248	EUR	825	EUR	450
70	3,220	3,220			16,778	PLN	1,983	PLN	133
100	5,170	5,170			9,417	EUR	301	EUR	
100	2,696	2,696			0	EUR	15,555	EUR	
93	17,477	17,477	25,562		0	GBP	-1,525	GBP	
100	47,517	47,517			0	MXP	68,348	MXP	4,701
75	15,685	15,685	8,152		0	BRC	-8,529	BRC	
51	11,456	10,273		482	30,523	USD	3 460,	USD	100
95	6,168	6,168			43,942	EUR	3,884	EUR	2,077
100	19,280	19,280		3,000	72,064	EUR	659	EUR	
97	2,151	2,151	2,188		4,093	EUR	41	EUR	
70	1,972	1,972	1,000		47,502	EUR	889	EUR	700
85	3,768	3,768			11,780	EUR	989	EUR	
85	2,086	2,086	66		135,085	SEK	16,261	SEK	897
100	43,002	43,002			146,160	EUR	-3114	EUR	
95	4,515	4,515			55,610	EUR	4,469	EUR	2,981
60	1,412	1,412	1,367		1,504,836	PHP	102,007	PHP	
51	2,126	1,902			3,268	SGD	244	SGD	
100	1,807	1,807	495		7,678	AUD	-1,261	AUD	
93	7,114	7,114	79		51,963	ARP	8,849	ARP	751
98	6,911	6,911			14,599	EUR	1,503	EUR	839
68	7,808	7,808			-	CHF	-10	CHF	
100	176,417	176,417	12,706	3,736	-	USD	6,630	USD	2,237

-	2,674	2,181	140	-	1,989
-	3,466	3,332	2,548	1,771	129
					-
-	363	55			11
-	219	8			

(In euros)		*Number of shares*	*Carrying value*
FRANCE	SR MARKETING SERVICES	1,123,119	22,906,286
	SR SANTE	250,000	6,646,739
	COMUNICATOR	2,185	949,706
	PGS	2,045	378,924
	TECHCITY	30,100	6,167,700
	INFOMOBILE	666,718	5,170,000
	MCA	9,000	90,000
	SYNERFIL	525	50,768
	TELEPERFORMANCE MIDI AQUITAINE	119,250	4,514,674
	TELEPERFORMANCE FRANCE	8,199,998	43,002,411
	TELEPERFORMANCE RHONE-ALPES	2,199	122,194
	TELEPERFORMANCE NORD	2,096	610,824
	L'INSTITUT DU CALL CENTER	1,997	30,445
	Miscellaneous investments in subsidiaries which carrying value is less than €15,000		12,332
	MARKETABLE SECURITIES	20,001	165,777,607
	TOTAL FRANCE		**256,430,610**
EUROPE			
UK	MM GROUP HOLDINGS	12,514,796	17,476,680
Austria	TELEPERFORMANCE AUSTRIA	485	132,978
Benelux	LUXEMBOURG CALL CENTERS	1,249	2,695,877
Benelux	TELEPERFORMANCE BELGIUM	30,091	2,151,468
Germany	ALL BY PHONE	27,000	4,325,32,8
Germany	TELEPERFORMANCE GERMANY	4,032	247,372
Spain	IBERPHONE	240,000	19,280,483
Portugal	PLURIMARKETING	714,956	3,767,900
Greece	SERVICE 800	140,000	1,972,107
The Netherlands	CALL AND SELL	573,300	6,910,679
Italy	IN AND OUT SPA	160,000	493,516
Sweden	BITE	2,358	2,086,198
Switzerland	TELEPERFORMANCE SWITZERLAND	101	126,203
Switzerland	SCMG	170	7,808,101
Czech Republic	LION TELESERVICES	2,080	622,688
Poland	CENTRUM INWESTYCYJNE	28	3,219,833
AMERICAS			
Argentina	TELEPERFORMANCE ARGENTINA	7,492,078	7,114,141
Brazil	TELEPERFORMANCE BRAZIL	9,944,846	15,685,210
USA	TELEPERFORMANCE GROUP INC	182,000	176 416,716
USA	NOBLE SYSTEMS	64,726	10,273,395
USA	CITYTECH	111,000	724,153
Mexico	INVERPANAMERICA	89,787,327	47,516,517
Mexico	IMPULSORA	99,999	326,477
Mexico	SISTEMAS	57,099	217,652
Mexico	MERKAFON MANAGEMENT	100	16,323
ASIA-OCEANIA			
South Korea	IMC	90,964	423,806
Singapore	TELEPERFORMANCE SINGAPORE	4,200,000	1,901,852
Australia	TELEPERFORMANCE AUSTRALIA	3,001,002	1,807,266
Philippines	TELEPHILIPPINES	899,999	1,411,947
	TOTAL ABROAD		337,152,866
TOTAL GENERAL			593,583,475

Year ended 31 December 2006

This is a free translation into English of the statutory auditors' report issued in French and is provided solely for the convenience of English speaking users. The statutory auditors' report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders

Following our appointment as statutory auditors by the shareholders in general meeting, we hereby report to you, for the year ended 31 December 2006, on:
- The audit of the accompanying financial statements of Teleperformance SA
- The justification of our assessments
- The specific verifications and information required by law

These financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements
We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities, as of 31 December 2006, and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

Justification of our assessments
In accordance with the requirements of article L.823-9 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matter:
Note 2 to the financial statements discloses the accounting principles relating to the determination of the carrying value of investments in affiliates. We have assessed the methodology used and the related disclosures, and verified the consistency of the resulting carrying values.
The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

Specific verifications and information
We have also performed the specific verifications required by law in accordance with professional standards applicable in France.
We have no matters to report regarding:
- The fair presentation and the consistency with the financial statements of the information given in the management report of the Management Board, and in the documents addressed to the shareholders with respect to the financial position and the financial statements
- The fair presentation of the information given in the management report of the Management Board in respect of remuneration and benefits granted to the relevant directors and any commitments made in their favour in connection with their appointment, termination or change in function, or subsequently

In accordance with French law, we ascertained that the information relating to the identity of shareholders were given in the management report of the Management Board.

Mérignac and Maisons Alfort, 27 April 2007

KPMG Audit	BDO MG SOFINTEX
Department of KPMG S.A	Member of BDO
Eric Junières Partner	Jean Guez Partner

contacts



NORTH AND CENTRAL AMERICA

TELEPERFORMANCE CANADA
Tel (1) 416.922.3519
Fax (1) 416.922.7830
@ emorfidis@teleperformance.ca

Erifili Morfidis
Suite 600
365 Bloor Street East
PO BOX 46, Toronto
Ontario, M4W 3L4
CANADA

TELEPERFORMANCE MEXICO
Tel (52-81) 8150.0000
Fax (52-81) 8150.0187
@ jrodriguez@tpmex.com

Jesús Rodriguez
Av. Cuauhtémoc 400 Sur
Monterrey
N.L. 64000
MEXICO

TELEPERFORMANCE LATAM NEARSHORE SOLUTIONS
Tel 52 (81) 8368.2200
Fax 52 (81) 8368.2201
@ juan.sada@teleperformance.com

Juan Ignacio Sada
Av. Fundadores 933, 5to Piso
Col. Valle Oriente, San Pedro Garza García, N.L., CP. 66269
MEXICO

TELEPERFORMANCE INTERACTIVE
Tel (1) 610.941.1000
Fax (1) 610.941.9844
@ mcohen@teleperformance.com
jcohen@teleperformance.com

Marc Cohen/Jeff Cohen
One Plymouth Meeting
Suite 610
Plymouth Meeting, PA 19462
USA

TELEPERFORMANCE USA
Tel (1) 801.257.5800
Fax (1) 801.257.6246
@ ddato@teleperformance.com
tcasey@teleperformance.com
atruitt@teleperformance.com

Dominic Dato
Tim Casey
Alan Truitt Business Development
1991 South 4650 West
Salt Lake City, UT 84104
USA

AMERICALL GROUP, INC.
Tel (1) 630.955.9100
Fax (1) 630.955.9955
@ gakestler@americallgroup.com

George A. Kestler
550 East Diehl Road
Naperville, IL 60563
USA

TELEPERFORMANCE EL SALVADOR
Tel (503) 2250.5700
Fax (503) 2245.4101
@ ggarcia@tpslv.com

Gustavo Garcia Rendon von Bertrab
Edificio Plaza Olímpica
Avenida Olímpica y Pasaje 3
2° Piso, San Salvador
EL SALVADOR, C.A

SOUTH AMERICA

TELEPERFORMANCE ARGENTINA
Tel (54) 11.5555.3000
Fax (54) 11.5555.3001
@ varas@teleperformance.com

Norberto Varas
Reconquista 1088 4° Piso
C1003AAQ Buenos Aires
ARGENTINA

TELEPERFORMANCE BRAZIL
Tel (55) 11.2163.3333
Fax (55) 11.2163.3334
@ pc.vasques@teleperformance.com.br

Paulo Cesar Salles Vasques
Wermer Siemenf 111 Lapa
05069010 Sao Paulo
BRAZIL

TELEPERFORMANCE CHILE
Tel (562) 580.1300
Fax (562) 580.1309
@ pquezada@tpchile.com

Pablo Quezada
Teatinos 950, Piso 11
Santiago Centro
Santiago
CHILE

ASIA / PACIFIC

TELEPERFORMANCE AUSTRALIA
Tel (61) 2.9955.7333
Fax (61) 2.9955.8615
@ info@teleperformance.com.au

Gary Jackson
Level 1, 205 Pacific Highway
St. Leonards
New South Wales 2065
AUSTRALIA

TELEPERFORMANCE CHINA
Tel (86) 10.5993.6000
Fax (86) 10.5993.6001
@ jwai@teleperformance.com

Joseph CH Wai
301 Satellite Tower,
63 Zhi Chun Road
Haidan District, Beijing 100080
CHINA

TELEPERFORMANCE INDIA
Tel (91) 124.243.9955
Fax (91) 124.243.9698
@ sanjay.mehta@teleperformance.com

Sanjay Mehta
387, Udyog Vihar, Phase III
Gurgoan Haryana, 122016
INDIA

TELEPERFORMANCE INDONESIA
Tel (62) 21.2550.8111
Fax (62) 21.25.222.16
@ jeffreynah@teleperformance.com.sg

Jeffrey Nah
18th floor, Menara Jamsostek
Jl. Jend. Gatot Subroto, kav 38
12710, Jakarta
INDONESIA

IMC - TELEPERFORMANCE KOREA
TEL (82) 2.3446.6655
FAX (82) 2.3446.6605
@ niki@imctp.co.kr

Niki Kim
8F, Kolon Digital Tower
222-7 Guro-dong, Guro-gu
152-777 Seoul
KOREA

TELEPERFORMANCE PHILIPPINES
Tel (63) 2.632.90.00
Fax (63) 2.632.99.99
@ info@teleperformance.ph
drizzo@teleperformance.com

Miguel O. Cojuangco
David Rizzo
14th Floor Octagon Center
Building, San Miguel avenue
Ortigas Center, 1605 Pasig City
Metro Manila
PHILIPPINES

TELEPERFORMANCE SINGAPORE
Tel (65) 63.38.78.33
Fax (65) 63.38.66.46
@ jeffreynah@teleperformance.com.sg

Jeffrey Nah
210 Middle Road Unit
09-03/04/05 - IOI Plaza
188994
SINGAPORE

TELEPERFORMANCE VIETNAM
@ jeffreynah@teleperformance.com.sg

Jeffrey Nah
No. 2 Chua Boc, 6th Floor
Dong Da District
Hanoi
VIETNAM

TELEPERFORMANCE AUSTRIA
Michael Helml
Bräuhausgasse 7 - 9
A-1050 Vienna
AUSTRIA
Tel (43) 1.54.555.54-0
Fax (43) 1.54.555.53
@ office@teleperformance.at

TECHCITY SOLUTIONS BENELUX
Edouard Moret
62 rue de la Fusée
Raketstraat
1130 Brussels
BELGIUM
Tel (32) 2.702.20.20
Fax (32) 2.702.21.21
@ info@techcity.be

TECHMAR EUROPE
Guillaume Baude
Rue de la Borne Paalstraat 14
1080 Brussels
BELGIUM
Tel (32) 2.200.50.00
Fax (32) 2.200.55.00
@ info@techmar-europe.com

TELEPERFORMANCE BELGIUM
Philippe Isaac
Rue de la Borne Paalstraat 14
1080 Brussels
BELGIUM
Tel (32) 2.702.20.11
Fax (32) 2.702.21.21
@ info@teleperformance.be

LION TELEPERFORMANCE CZECH REPUBLIC
Ales Hybner
Jaroslav Spilar
Erno Koštála 870
530 12 Pardubice
CZECH REPUBLIC
Tel (420) 466.029.111
Fax (420) 466.029.112
@ ales_hybner@teleperformance.cz
jaroslav_spilar@teleperformance.cz

TELEPERFORMANCE DENMARK
Lena Bielefeldt
Øster Allé 42 - Parken
DK-2100 Copenhagen
DENMARK
Tel (45) 33.36.94.94
Fax (45) 77.33.94.99
@ info@teleperformance.dk

THE PERFORMANCE INSTITUTE
Jesper Skovlund
Øster Allé 42 - Parken
DK-2100 Copenhagen
DENMARK
Tel (45) 27.20.00.10
Fax (45) 77.31.99.04
@ js@tpi.dk

TELEPERFORMANCE FINLAND
Riikka Temonen
Rautatienkatu 21
FIN-33100 Tampere
FINLAND
Tel (358) 3.411.411
Fax (358) 3.411.41.399
@ riikka.temonen@teleperformance.fi

CASH PERFORMANCE
Laurent Berrebi
6/8, rue Firmin-Gillot
75737 Paris Cedex 15
FRANCE
Tel (33) 1.40.45.45.40
Fax (33) 1.40.45.41.12
@ contact@cashperformance.fr

COMUNICATOR
Hervé Paumard
7, allée des Gémeaux
72100 Le Mans
FRANCE
Tel (33) 2.43.51.51.51
Fax (33) 2.43.51.51.52
@ comunicator@comunicator.fr

I.D.C.C. INSTITUT DU CALL CENTER
Françoise Hamard
210, rue du Faubourg Saint-Antoine
75012 Paris
FRANCE
Tel (33) 1.55.25.29.55
Fax (33) 1.55.25.29.59
@ idcc@idcc.fr

INFOMOBILE
Sandrine Knellesen
"Le Crystal"
6, rue Hélène Boucher
78286 Guyancourt
FRANCE
Tel (33) 1.30.60.11.12
Fax (33) 1.30.60.11.99
@ contact@infomobile.fr

SYNERFIL
David Cassel
6/8 rue Firmin-Gillot
75737 PARIS Cedex 15,
FRANCE
Tel (33) 1.58.45.32.00
Fax (33) 1.58.45.32.32
@ dcassel@synerfil.fr

TECHCITY SOLUTIONS FRANCE
Georges Eric Lagrange
4, boulevard Rocheplatte
45000 Orléans
FRANCE
Tel (33) 2.38.79.90.90
Fax (33) 2.38.79.90.99
@ info@techcity.fr

TELEPERFORMANCE EST
Eric Genet
Bureaux Europe
20, place des Halles
67000 Strasbourg
FRANCE
Tel (33) 3.88.75.71.71
Fax (33) 3.88.75.57.45
@ tp-strasbourg@teleperformance.fr

TELEPERFORMANCE FRANCE
Jean François Guillot
G. Roussel - S. Knellesen
6/8, rue Firmin-Gillot
75737 Paris Cedex 15
FRANCE
Tel (33) 1.55.76.40.30
Fax (33) 1.55.76.40.82
@ info@teleperformance.fr

MARTINIQUAISE CENTRE D'APPEL (MCA)
Sandrine Knellesen
Hélène Campourcy
Route de Palmiste
97232 Le Lamentin
MARTINIQUE
Tel (0596) 42.62.68
Fax (0596) 42.63.26
@ s.knellesen@teleperformance.fr

TELEPERFORMANCE MIDI-AQUITAINE (TOULOUSE)
Stéphane Thounens
Karine Valleye
9024, rue de la Découverte,
Voie n°2 Buroparc 1, BP 49
31674 Labège Cedex
FRANCE
Tel (33) 5.61.00.01.01
Fax (33) 5.61.00.01.03
@ tp-toulouse@teleperformance.fr

TELEPERFORMANCE MIDI-AQUITAINE (BORDEAUX)
Stéphane Thounens
Damien Boissinot
228-230, bld Godard
33300 Bordeaux
FRANCE
Tel (33) 5.56.51.23.23
Fax (33) 5.56.48.53.41
@ tp-bordeaux@teleperformance.fr

TELEPERFORMANCE NORD
Thierry Mormentyn
Cité scientifique
19, rue Appert
59650 Villeneuve d'Ascq
FRANCE
Tel (33) 3.28.80.08.00
Fax (33) 3.28.80.08.01
@ tp-lille@teleperformance.fr

TELEPERFORMANCE OUEST
Stephane Thounens
Damien Boissinot
Parc An Orient
216 route de Lorient
35039 Rennes
FRANCE
Tel (33) 2.99.59.59.59
Fax (33) 2.99.59.95.00
@ tp-rennes@teleperformance.fr

Teleperformance Rhône-Alpes

Catherine Hazane

Tel (33) 4.72.36.21.21
Fax (33) 4.72.36.21.22
@ tp-lyon@teleperformance.fr

Tour Suisse
1 bd Marius Vivier Merle
69443 Lyon Cedex 03
FRANCE

Teleperformance Interactive

Jean-François Guillot
Olivier Carrot

Tel (33) 1.55.76.85.85
Fax (33) 1.55.76.40.38
@ contact@teleperformance-interactive.fr

6/8, rue Firmin-Gillot
75737 Paris Cedex 15
FRANCE

Teleperformance Germany

Alexander Kozak

Tel (49) 40.80.90.70
Fax (49) 40.80.90.71.702
@ alexander.kozak@teleperformance.de

Wendenstrasse 375-377
20537 Hamburg
GERMANY

Twenty4Help

Klaus Gumpp

Tel (49) 231.932.93.20
Fax (49) 231.932.93.21
@ info@de.twenty4help.com

Heinrich-Hetz-Strasse 6,
44227 Dortmund,
GERMANY

Twenty4Help (SalesPlus)

Paul Weber

Tel (49) 9131.774.0
Fax (49) 9131.774.444
@ info@salesplus.de

Am Anger 2
91052 Erlangen,
GERMANY

Direct Response Service

Savvas Passalis

Tel (30) 210.2013.500
Fax (30) 210.2289.111
@ spassalis@teleperformance.gr

Acharnon 385
GR 11143 Athens
GREECE

Mantel

Constantinos Panagiotopoulos

Tel (30) 210.2010.490
Fax (30) 210.2010.063
@ cpanagiotopoulos@teleperformance.gr

Ionias 166
GR 11144 Athens
GREECE

Teleperformance Hellas

Yannis Tourcomanis

Tel (30) 210.94.90.500
Fax (30) 210.94.03.383
@ info@teleperformance.gr

Thisseos 330
GR 17675 Athens
GREECE

Techcity Hellas

Daniel Romaidis

Tel (30) 210.94.68.441
Fax (30) 210.94.80.561
@ d.romaidis@techcity-solutions.com

Thisseos 330
GR 17675 Athens
GREECE

PHOTEL Kommunikacios Zrt.

Zsolt Lakatos
Odett Horvath

Tel (361) 453.5300
Fax (361) 453.5301
@ info@photel.hu

Hajogyari Sziget 410
1033 Budapest
HUNGARY

Teleperformance Italia

Lucio Apollonj Ghetti
Paolo Vestri

Tel (39) 06.86.51.91
Fax (39) 06.86.51.94.44
@ info@teleperformance.it

Via di Priscilla, 101
00199 Rome
ITALY

Teleperformance Lebanon

Wadad Karam

Tel (961) 1.511.422
Fax (961) 1.511.426
@ info@tpleb.com

Exel Building, Jisr el Wati,
Sin el Fil,
PO BOX 11-73 Beirut
LEBANON

Teleperformance Netherlands

Norbert Van Liemt

Tel (31) 79.342.98.00
Fax (31) 79.341.26.30
@ norbert.vanliemt@teleperformance.nl

Orfeoschouw 70 - 76
2726 JH Zoetermeer
NETHERLANDS

Twenty4Help

Klaus Gumpp

Tel (31) 43.850.80.00
Fax (31) 43.850.80.01
@ info@de.twenty4help.com

Paul-Henri Spaaklaan 7-9
6229 EN Maastricht
NETHERLANDS

Teleperformance Norway

Jonas Tornquist

Tel (47) 35.02.20.00
Fax (47) 35.02.22.21
@ jonas.tornquist@teleperformance.no

Munkedamsveien 53 B
0250 Oslo
NORWAY

CTM Teleperformance Poland

Maciej Wielkopolan

Tel (48) 22.519.77.00
Fax (48) 22.519.77.01
@ m.wielkopolan@teleperformance.pl

Ul. Annopol 3
03-236 Warsaw
POLAND

Twenty4Help

Klaus Gumpp

Tel (48) 75.777.04.00
Fax (48) 75.777.04.09
@ info@de.twenty4help.com

Ul. Wolnosci 10
59-900 Zgorzelec
POLAND

Teleperformance Portugal

João Cardoso

Tel (351) 21.311.39.00
Fax (351) 21.311.39.99
@ joao.cardoso@teleperformance.pt

Rua Alexandra Braga, 25-B
1150-003 Lisbon
PORTUGAL

Teleperformance Romania

Yannis Karipsiadis

Tel (40) 21.40.10.800
Fax (40) 21.41.01.067
@ ykaripsiadis@teleperformance.ro

88 Sebastian Str. Sect. 5
763052 Bucharest
ROMANIA

Teleperformance Russia

Michel Mertens
Bart Kuyper

Tel (7) 495.787.4000
Fax (7) 495.787.4001
@ m.mertens@teleperformance.ru
b.kuyper@teleperformance.ru

Dubininskaya street
53 building 5
115054 Moscow
RUSSIA

Lion Teleperformance Slovakia

Antonin Pospisil
Robert Simuth

Tel (421) 41.5005.005
Fax (421) 41.5663.029
@ a.pospisil@teleperformance.sk
r.simuth@teleperformance.sk

Bytcicka 72
010 01 Zilina
SLOVAKIA

Teleperformance Spain

Isabel Sanchez Lozano

Tel (34) 91.590.60.00
Fax (34) 91.744.95.05
@ ccentral@teleperformance.es

Avenida de Burgos 8A
28036 Madrid
SPAIN

Twenty4Help — Klaus Gumpp
Tel (34) 91.837.87.00
Fax (34) 91.837.87.10
@ info@es.twenty4help.com
Avenida. Valgrande, 6
28108 Alcobendas (Madrid)
SPAIN

TechCity Solutions Nordic — Jonas Norén
Tel (46) 8.586.07.710
Fax (46) 86.587.90.001
@ jonas.noren@techcity.se
St Eriksgatan 115
2nd Floor
11385 Stockholm
SWEDEN

Teleperformance Nordic — Thomas Rogalin
Tel (46) 8.610.22.00
Fax (46) 8.587.90.001
@ information@teleperformance.se
St Eriksgatan 115, 2nd Floor
PO BOX 6777
11385 Stockholm
SWEDEN

Twenty4Help — Klaus Gumpp
Tel (46) 651.768.600
Fax (46) 651.768.610
@ info@de.twenty4help.com
Norra Järnvagsgatan 45
82732 Ljusdal
SWEDEN

Teleperformance Switzerland — Markus Buser, Roger Meili
Tel 41 (0) 800.110.110
Fax 41 (61) 225.15.10
@ info@teleperformance.ch
Lautengartenstrasse 23
4010 Basel
SWITZERLAND

Teleperformance Tunisie — Sandrine Knellesen, Gwennaelle Roussel
Tel (216) 71.850.806
Fax (216) 71.205.005
@ info@teleperformance.fr
14 rue 8612 impasse 3
ZI Charguia 1
2035 Tunis
TUNISIA

BPS Contact Centre Services — Neil Perring
Tel (44) 208.296.1000
Fax (44) 208.296.1010
@ info@bpscontact.co.uk
Pinnacle House - 3rd floor
17-54 Hartfield Road
SW19 3SE, London
UNITED KINGDOM

Teleperformance UK — Jeff Smith
Tel (44) 1530.419.514
Fax (44) 1530.419.538
@ info@teleperformance.co.uk
Unit 16 Coalfield Way, Ashby Park,
Ashby de la Zouch,
Leicestershire, LE65 1JT
UNITED KINGDOM

Twenty4Help — Klaus Gumpp
Tel (44) 191.493.50.00
Fax (44) 191.493.50.05
@ info@de.twenty4help.com
Tyne River House,
The Watermark,
Gateshead, NE11 9SZ
UNITED KINGDOM

Technology Partners

Software Del Plata — Pablo Pérez Fariña
Tel (54) 11.5555.3000
Fax (54) 11.5555.3001
@ pablop@tparg.com
Reconquista 1088 4° Piso
C1003AAQ Buenos Aires
ARGENTINA

PGS Progisoftware — Thierry Le Floch
Tel (33) 1.48.28.80.00
Fax (33) 1.48.28.99.62
@ commercial@pgs.fr
6, rue Firmin Gillot
75737 Paris Cedex 15
FRANCE

TP Technologies — Carl Adkins
Tel (44) 121.410.5454
Fax (44) 121.410.5157
@ info@tptechnologies.com
Teleperformance House
1 Duchess Place, Hagley Road
B16 8NH, Birmingham
UNITED KINGDOM

Europe and Other Countries Headquarters

Teleperformance — Christophe Allard
Tel (33) 1.55.76.40.80
Fax (33) 1.55.76.86.86
@ info@teleperformance.com
6/8 rue Firmin Gillot
75737 Paris Cedex 15
FRANCE

Asia/Pacific and the Americas Headquarters

Teleperformance Group Inc. — Daniel Julien
Tel (1) 786.437.3300
Fax (1) 786.276.8452
@ info@tpgroupinc.com
1601 Washington Avenue
Suite 400
Miami Beach FL 33139
USA

Teleperformance
Public Limited Company
Capital: 137 756 850 euros
6-8, rue Firmin-Gillot 75015 Paris - France
Tél. : (33) 1 55 76 40 80 - Fax : (33) 1 55 76 40 36
R.C.S. Paris B 301 292 702
www.teleperformance.com

END

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